                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-33781

                            3,000,000 Common Shares
                   [LOGO OF SALIX HOLDINGS, LTD. APPEARS HERE]
                                  ------------

  All of the Common Shares offered hereby are being sold by Salix Holdings, Ltd. ("Salix" or the "Company"). The Company's Common Shares are traded on The Toronto Stock Exchange. Prior to this offering, there was no public market for the Company's Common Shares in the United States, and following this offering the Common Shares will be traded only in Canada. See "Description of Share Capital". On October 16, 1997, the closing price of the Company's Common Shares as reported on The Toronto Stock Exchange was Cdn. $7.45 per Common Share. See "Price Range of Common Shares". On October 9, 1997, The Bank of Canada noon rate of exchange for United States dollars into Canadian dollars was Cdn. $1.3866 = U.S. $1.00.

  The 3,000,000 Common Shares offered hereby are being offered outside the United States by the Canadian Underwriters and in the United States by certain U.S. affiliates of the Canadian Underwriters. See "Plan of Distribution".

  The Company has only a limited history of operations and a history of operating losses. During the period from its inception to June 30, 1997, the Company incurred cumulative losses of approximately $11.1 million. The Company currently expects operating losses to continue at least through 1999 and to increase from current levels prior to 1999.

                                 ------------

        THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 9.

                                 ------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR HAS
    THE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  PASSED  UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                                            UNDERWRITING          PROCEEDS
                          PRICE TO          DISCOUNTS AND            TO
                        PUBLIC (/1/)      COMMISSIONS (/2/)     COMPANY (/3/)
------------------------------------------------------------------------------
Per Share..........      Cdn. $7.00          Cdn. $0.455         Cdn. $6.545
------------------------------------------------------------------------------
Total (/4/)........   Cdn. $21,000,000     Cdn. $1,365,000    Cdn. $19,635,000
==============================================================================

(1) Purchasers will be required to pay for the Common Shares in Canadian dollars. The Underwriters have arranged for the conversion of U.S. dollars into Canadian dollars to enable U.S. purchasers to pay for the Common Shares. All costs of exchange will be borne by the purchasers of the Common Shares. See "Plan of Distribution".
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities laws. See "Plan of Distribution".
(3) Before deducting expenses payable by the Company, estimated at Cdn. $1,213,275 (U.S. $875,000).
(4) The Company has granted to the Underwriters a 60-day option to purchase up to an additional 450,000 Common Shares, solely to cover over-allotments, if any. See "Plan of Distribution". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be Cdn. $24,150,000, Cdn. $1,569,750 and
    Cdn. $22,580,250, respectively.

                                 ------------

  The Common Shares are offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Levesque Beaubien Geoffrion Inc., Montreal, Quebec on or about October 24, 1997.

NBC LEVESQUE INTERNATIONAL LTD.                            YORKTON CAPITAL INC.

MARLEAU, LEMIRE SECURITIES INC.              MIDLAND WALWYN CAPITAL CORPORATION

                THE DATE OF THIS PROSPECTUS IS OCTOBER 16, 1997

  [ARTWORK: PHOTOGRAPHIC DEPICTION OF THE MANUFACTURE OF BALSALAZIDE CAPSULES
              AND PHOTOGRAPHS OF FINISHED BALSALAZIDE CAPSULES].



  In July 1997, Salix received
authorization to market its first product, Colazide, for treatment of acute ulcerative colitis from the United Kingdom Medicines
Control Agency. The Company submitted a New
Drug Application to the United States Food and Drug Administration in June 1997 for the same indication. The Company has in-licensed a second product, rifaximin, and intends to pursue regulatory approvals for the drug in the treatment of two initial indications, hepatic encephalopathy and antibiotic associated colitis. The Company believes that a New Drug Application will not be filed for rifaximin prior to mid-
1998 and that Food and Drug Administration approval for rifaximin will not be obtained for at least one year after filing, if at all.

  Colazide is currently being manufactured in preparation for the scheduled October
1997 United Kingdom product launch.
Colazide has been approved for marketing in the United Kingdom only and there can be no assurance that it will be approved for use in the United States or any other jurisdiction in which the Company seeks approval.

  Salix, Salix Pharmaceuticals, Glycyx Pharmaceuticals, and Salix Holdings are trade names of the Company. Colazide is a trademark of Biorex Laboratories Limited. This Prospectus also contains trademarks and trade names of other companies.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR, AND PURCHASE, THE COMMON SHARES IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION".

  No dealer, sales representative or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

  Until January 14, 1998 (90 days after the date of this Prospectus), all dealers effecting transactions in the Common Shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Exchange Rates...........................................................   4
Eligibility for Investment...............................................   4
Summary..................................................................   5
Risk Factors.............................................................   9
Use of Proceeds..........................................................  20
Price Range of Common Shares.............................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  29
Management...............................................................  48
Principal Shareholders...................................................  58
Description of Share Capital.............................................  59
Prior Sales of Securities................................................  60
Comparison of Canadian, United States and British Virgin Islands
 Corporate Laws..........................................................  61
Certain Tax Considerations...............................................  63
Shares Eligible for Future Sale..........................................  67
Plan of Distribution.....................................................  69
Legal Matters............................................................  71
Auditors.................................................................  71
Transfer Agent...........................................................  71
Material Contracts.......................................................  72
Canadian Purchasers' Statutory Rights....................................  73
Additional Information...................................................  73
Glossary.................................................................  74
Index to Consolidated Financial Statements............................... F-1

                                 ------------

  The Company intends to furnish its shareholders with annual reports containing audited financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each year containing interim unaudited consolidated financial information. Upon completion of the offering contemplated hereby, the Company will be subject to the informational requirements of the United States Securities Exchange Act of 1934, and in accordance therewith, will be filing reports and other information with the United States Securities and Exchange Commission. The Company is also subject to the informational requirements of The Toronto Stock Exchange and applicable Canadian securities legislation.

                                 ------------

                                EXCHANGE RATES

  IN THIS PROSPECTUS, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS. The average exchange rate for the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and the exchange rate at the end of each such period for the conversion of United States dollars into Canadian dollars based on the Bank of Canada noon rate of exchange for United States dollars were as follows:

                                SIX MONTHS         YEAR ENDED DECEMBER 31,
                              ENDED JUNE 30,  ----------------------------------
                               1997    1996    1996   1995   1994   1993   1992
                              ------- ------- ------ ------ ------ ------ ------
End of period................  1.3811  1.3651 1.3696 1.3652 1.4028 1.3240 1.2711
Period average...............  1.3724  1.3668 1.3636 1.3726 1.3659 1.2898 1.2083

  On October 16, 1997, the Bank of Canada noon rate of exchange for United States dollars into Canadian dollars was Cdn. $1.3866 = U.S. $1.00. Unless otherwise noted, all exchange rate conversions within this Prospectus assume an exchange rate of Cdn. $1.3866 = U.S. $1.00.

                          ELIGIBILITY FOR INVESTMENT

  Eligibility of the Common Shares offered hereby for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions and restrictions provided therein:

Insurance Companies Act (Canada)                          An Act respecting insurance (Quebec)
Pension Benefits Standards Act, 1985 (Canada)              (for insurers as defined therein
Trust and Loan Companies Act (Canada)                      incorporated under the laws of the
Pension Benefits Act (Ontario)                             province of Quebec other than a
Financial Institutions Act (British Columbia)              mutual association or guarantee fund)
Pension Benefits Standards Act (British Columbia)
Supplemental Pension Plans Act (Quebec)                   An Act respecting trust companies
                                                           and savings companies (Quebec) (for
                                                           savings companies investing their
                                                           own funds, and by trust companies
                                                           investing their own funds and
                                                           deposits received by them)

  The Common Shares will be qualified investments under the Income Tax Act (Canada) (the "Canadian Act") for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

  The Common Shares will be foreign property for the purposes of the foreign property limitations under the Canadian Act. Part XI of the Canadian Act requires that certain tax payers, including registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, restrict their investments in foreign property within the limits contained in the Canadian Act in order to avoid a penalty tax. The foreign property limit is currently 20% of the cost amount of all property held by the taxpayer.

                              FOREIGN CORPORATION

  The Company is an International Business Company incorporated under the laws of the British Virgin Islands. Accordingly, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of the Company's shareholders and other stakeholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States or Canada. The shareholders and other stakeholders of Salix may have more difficulty in protecting their interests in the face of actions by the Board of Directors of the Company or a majority shareholder than they might have with respect to a corporation incorporated in a jurisdiction in the United States or Canada.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors" and elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

  The "as adjusted" and other pro forma financial information contained in this Prospectus under "Summary", "Dilution", "Capitalization" and "Use of Proceeds" is based on the completion of the offering of the Common Shares made hereby at the public offering price of Cdn. $7.00 per Common Share.

  UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "$" OR "DOLLARS" REFER TO UNITED STATES DOLLARS. ALL REFERENCES TO "CDN. $" REFER TO CANADIAN DOLLARS.

                                  THE COMPANY

  Salix Holdings, Ltd. ("Salix" or the "Company") identifies and in-licenses gastrointestinal products that have near-term commercial potential and applies its product development expertise to accelerate the commercialization of these products. The Company's business strategy is to select and in-license gastrointestinal products that have the potential for rapid regulatory approval. By in-licensing drugs with late-stage clinical data and developing these drugs for diseases that are in need of new pharmaceutical treatments, the Company believes that it can significantly reduce the risk, time and investment normally associated with the development and commercialization of pharmaceutical products.

  The Company's first product, Colazide, recently was approved for marketing in the United Kingdom for the treatment of acute ulcerative colitis. The Company currently expects that commercial launch of Colazide in the United Kingdom will occur in October 1997 and, subject to regulatory approvals, that Colazide will become commercially available in other countries in Europe in 1998. In addition, the Company's New Drug Application ("NDA") for Colazide for the same indication was recently accepted for filing by the United States Food and Drug Administration ("FDA"). The NDA is subject to a detailed substantive review by the FDA. See "Business--Government Regulation".

  The Company has also in-licensed a second product, rifaximin, and intends to pursue regulatory approvals for the drug in the treatment of two initial indications, hepatic encephalopathy and antibiotic associated colitis. The Company presently expects to submit an application to the FDA in the fourth quarter of 1997 seeking Orphan Drug Status for rifaximin in the treatment of hepatic encephalopathy. If the Company's application is approved, rifaximin could receive priority review from the FDA following completion of clinical trials for the drug and filing of an NDA for marketing approval. It is not currently expected that the Company will be in a position to file an NDA for rifaximin prior to mid-1998.

  In the course of its transition to a commercial stage company, the Company has leveraged its resources by establishing strategic alliances with companies that have significant resources in clinical monitoring and manufacturing. In anticipation of the commercial release of Colazide in the United

Kingdom in October 1997, the Company has entered into manufacturing arrangements with Courtaulds Chemicals (Holdings) Limited ("Courtaulds") and Anabolic, Inc. ("Anabolic"), each of which is a commercially established pharmaceutical manufacturer. The Company's arrangement with Courtaulds is pursuant to a manufacturing agreement whereas the arrangement with Anabolic is on a purchase-order basis.

  Colazide will be distributed in all markets except certain countries in southern Europe and Asia by Astra AB ("Astra"), a Swedish international pharmaceutical company, under a distribution agreement that provides Astra with exclusive distribution rights, and in Italy, Spain, Portugal, and Greece by a division of Menarini Pharmaceutical Industries s.r.l. ("Menarini"), an Italian manufacturer and distributor of pharmaceutical products. The Company's distribution arrangements with Astra and Menarini have provided the Company with funding necessary to complete the late-stage development of Colazide, in-license other gastrointestinal products and help establish the Company as a viable gastrointestinal pharmaceutical company.

  The Company expects to market and sell rifaximin and other future products in-licensed and commercialized by the Company through a small, specialized direct sales force to be established by Salix. The Company believes that a direct sales model will reflect higher operating margins than the distribution partner model that the Company will use in connection with sales of Colazide.

  The Company was incorporated in the British Virgin Islands in December 1993. Prior to December 1993, the business of the Company was conducted by Salix Pharmaceuticals, Inc., a California corporation ("Salix Pharmaceuticals"), which was incorporated in California in 1989, and Glycyx Pharmaceuticals, Ltd., a Bermuda corporation ("Glycyx"), each of which is now a subsidiary of Salix Holdings, Ltd. Unless the context otherwise requires, references in this Prospectus to "Salix" and the "Company" refer to Salix Holdings, Ltd., a corporation organized under the laws of the British Virgin Islands, and its wholly owned subsidiaries, Salix Pharmaceuticals and Glycyx. The Company's executive offices are located at 3600 West Bayshore Road, Suite 205, Palo Alto, California 94303, and its telephone number at that address is (650) 849-5900.

                                  THE OFFERING

Securities Offered...... 3,000,000 Common Shares of the Company
Common Shares
 Outstanding after the
 Offering............... 10,118,173 Common Shares(/1/)
Toronto Stock Exchange
 Symbol................. SLX(/2/)
Use of Proceeds......... The net proceeds to the Company from the sale of the 3,000,000
                         Common Shares offered hereby are estimated to be approximately
                         Cdn. $18,421,725 (approximately Cdn. $21,366,975 if the
                         Underwriters' over-allotment option is exercised in full) at the public offering price of Cdn. $7.00 per Common Share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.
                         Of the offering proceeds, the Company expects to apply
                         approximately Cdn. $4,000,000 (U.S. $2,884,754) toward the commercialization of Colazide in the United Kingdom and
                         obtaining regulatory approval in the United States,
                         approximately Cdn. $11,421,725 (U.S. $8,237,217) toward the
                         Company's other product development and clinical programs, and approximately Cdn. $3,000,000 (U.S. $2,163,566) for other
                         working capital and general corporate purposes. The Company's allocation of offering proceeds to other product development and clinical programs will be increased by the amount of any net proceeds resulting from the exercise of the Underwriters' over-
                         allotment option. There can be no assurance that the actual allocation of the offering proceeds will not differ materially from their currently anticipated use. See "Use of Proceeds" and
                         "Management's Discussion and Analysis of Financial Condition and
                         Results of Operations".

--------
(1) Based on Common Shares outstanding as of June 30, 1997. Excludes (i) 713,500 Common Shares issuable upon exercise of options outstanding as of June 30, 1997 under the Company's 1994 Stock Plan (the "1994 Plan") and the 1996 Stock Option Plan (the "1996 Plan" and together with the 1994 Plan, the "Stock Plans") at a weighted average exercise price of $3.72 per Common Share, (ii) 303,362 Common Shares reserved for issuance under future option grants as of June 30, 1997 under the Stock Plans, and (iii) 602,331 Common Shares issuable upon exercise of outstanding warrants as of June 30, 1997 at an exercise price of $3.00 per Common Share. See "Management--Stock Plans", "Description of Share Capital" and Notes 8 and 10 of Notes to Consolidated Financial Statements.

(2) The Company's Common Shares currently trade on The Toronto Stock Exchange under the symbol "SLX.s" and carry a legend reflecting the Company's reliance, in connection with its initial public offering in Canada in May 1996, on the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), set forth in Regulation S thereunder. It is the Company's current intention to authorize the removal on May 28, 1998 of the Regulation S legend from all shares currently bearing such legend. Shareholders may request that the Company remove such legend in connection with resales prior to May 28, 1998, subject to the shareholder's ability to establish, to the satisfaction of the Company and its legal counsel, that the requirements of the U.S. Securities Act have been satisfied. After May 28, 1998, all Common Shares that are then freely tradeable on The Toronto Stock Exchange will trade under the symbol "SLX". The Common Shares offered by the Company hereby will be registered under the U.S. Securities Act and will not, therefore, carry a legend. See "Shares Eligible for Future Sale".

Risk Factors..  Investment in the Common Shares may be regarded as speculative due to the nature of the Company's business and the various stages of development of its new products. In particular, investors should consider that the Company has only one product approved for sale, such approval relates to the sale of the product only in the United Kingdom, and the product has not yet been launched commercially. The Company has incurred operating losses and cash flow deficiencies to date and does not expect to achieve profitability on an annual basis before 2000. The Company's products are subject to strict regulatory approval requirements. The proceeds from this offering may be inadequate to fund the development of the new products, and it is likely the Company will require additional funding in the future. The Company's success is dependent upon its relationships with certain strategic partners and third party manufacturers, as well as on its ability to adequately protect its intellectual property. The Company is subject to intense competition and faces risks arising from product liability. The Company is dependent on certain key personnel. Certain directors and executive officers and their respective affiliates own a significant portion of the Company's stock and may be able to effectively control the Company, even following consummation of this offering. Following consummation of this offering, a portion of the Common Shares will be subject to various restrictions arising from U.S. securities laws. Investors purchasing shares in this offering will incur immediate dilution. In addition, the Company's Common Shares could be subject to price volatility and have, to date, experienced limited trading volume. Non-Canadian investors may face a currency risk as a result of transactions involving the Common Shares. See "Risk Factors".


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            SIX MONTHS
                          ENDED JUNE 30,            YEAR ENDED DECEMBER 31,
                          ----------------  -------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                          -------  -------  -------  -------  -------  -------  -------
                            (UNAUDITED)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
License revenue.........  $    --  $    --  $ 1,186  $    --  $    --  $ 1,000  $ 1,712
Revenue from
 collaborative
 agreements and other...       21      384      634    1,990    2,827    3,439    1,212
Loss from operations....   (2,575)  (1,443)  (2,569)  (2,332)  (1,497)    (755)  (1,023)
Net loss................   (2,475)  (1,571)  (2,451)  (2,420)  (1,452)    (714)  (1,011)
Net loss per
 share(/1/).............  $ (0.35) $ (0.41) $ (0.46) $ (0.77) $ (0.46) $ (0.23) $ (0.38)
Shares used in computing
 net loss per
 share(/1/).............    6,975    3,877    5,365    3,149    3,144    3,144    2,688

                                                            JUNE 30, 1997
                                                      --------------------------
                                                       ACTUAL   AS ADJUSTED(/2/)
                                                      --------  ----------------
                                                             (UNAUDITED)
SELECTED CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................ $  3,657       $16,943
Working capital......................................    2,986        16,272
Total assets.........................................    4,250        17,536
Accumulated deficit..................................  (11,076)      (11,076)
Shareholders' equity.................................    3,181        16,467

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing net loss per share.
(2) Adjusted to give effect to the sale of 3,000,000 Common Shares offered by the Company hereby at the public offering price of Cdn. $7.00 per Common Share (and an assumed exchange rate of Cdn. $1.3866 per U.S. $1.00) and the application of the estimated net proceeds therefrom after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization".

                                  ------------

  Except as otherwise indicated herein, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                 RISK FACTORS

  An investment in the Common Shares offered by this Prospectus involves a high degree of risk. Prospective purchasers of the Common Shares offered hereby should carefully review the following risk factors as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements based upon current expectations of future events that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

                               ----------------

  Dependence on Currently Licensed Products; Uncertainty of Regulatory Approval of Company's Products. The Company's future success will depend, among other factors, on its ability to in-license, develop, and commercialize new pharmaceutical products. The Company currently licenses two pharmaceutical products, balsalazide and rifaximin, and the Company's prospects over the next three to five years are substantially dependent on regulatory approval and successful commercialization of these products. The Company has in-licensed certain rights to balsalazide and rifaximin in certain markets from Biorex Laboratories Limited ("Biorex") and Alfa Wassermann S.p.A. ("Alfa Wassermann"), respectively. In addition, the Company has entered into agreements relating to the development, commercialization, manufacture, and marketing of Colazide, the disodium salt of balsalazide, with Astra AB, a Swedish pharmaceutical company ("Astra"), and with a division of Menarini Pharmaceutical Industries s.r.l., an Italian pharmaceutical company ("Menarini"). See "--Dependence on Exclusive Licenses" and "--Dependence on Collaborative Partners".

  Development, manufacture, and marketing of both balsalazide and rifaximin are subject to extensive regulation by governmental authorities in the United States and other countries. Neither drug has been approved by the United States Food and Drug Administration ("FDA") for use in the United States. In June 1997, the Company submitted a New Drug Application ("NDA") to the FDA relating to Colazide as a therapy for acute ulcerative colitis. The NDA was accepted for filing by the FDA in August 1997 and is subject to a detailed substantive review. The Company believes that FDA approval to market Colazide will not be obtained before mid-1998, if at all. In July 1997, the Medicines Control Agency in the United Kingdom approved Colazide as a treatment for acute ulcerative colitis in the United Kingdom, and the Company and its partners, Astra and Menarini, are in the process of seeking approvals in other member countries of the European Union through a mutual recognition procedure. There can be no assurance that Colazide will receive approval from the FDA or from regulatory agencies in any member country of the European Union other than the United Kingdom. Even if such approvals are ultimately received, there can be no assurance as to the timing of such approvals or market acceptance of Colazide for the approved indications. With respect to rifaximin, Alfa Wassermann is currently conducting a clinical trial in Spain relating to the drug as a therapy for hepatic encephalopathy. The Company has not yet reviewed the protocol for this trial, has not audited the data collection procedures, and has not determined that such study is being conducted in accordance with Good Clinical Procedures ("GCP"). There can be no assurance that the clinical trial for rifaximin currently being performed by Alfa Wassermann will demonstrate that the drug is safe and effective for the indication tested, that such clinical trial will support the filing of an NDA for rifaximin as a therapy for hepatic encephalopathy, that in the event an NDA is filed with the FDA, the Company will be successful in obtaining regulatory approval in the United States, or that the Company will obtain regulatory approval for rifaximin from authorities in any other jurisdiction. The Company believes that an NDA will not be filed for rifaximin prior to mid-1998 and that FDA approval for rifaximin will not be obtained for at least one year after filing, if at all. The Company expects that a significant portion of its potential revenues for the next few years will depend on regulatory approval and sales of these products. Failure to obtain regulatory approvals, delays in obtaining regulatory approvals, obtaining regulatory approvals for Colazide or rifaximin in only limited markets or for limited uses, or lack of market acceptance for either product, to the extent regulatory approvals are obtained, would have a material adverse effect on the Company's business, financial condition, and results of operations. See "--Significant Government Regulation; No Assurance of Product Approvals" and "Business--Products Under Development".

  Limited Operating History and History of Operating Losses. The Company has only a limited history of operations consisting primarily of development of its products and sponsorship with third parties of research and clinical trials. The Company has had no earnings to date and has not realized any material operating revenues from product sales, either directly by the Company or indirectly through its development and distribution partners. Substantially all of the Company's revenues to date have been derived from milestone payments from the Company's collaborative partners related to the development of Colazide. As of June 30, 1997, the Company had incurred cumulative losses since inception of approximately $11.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Expectation of Future Losses. The Company currently expects operating losses to continue at least through 1999 and to increase from current levels prior to 1999 as the Company continues to develop Colazide and rifaximin. The Company's future operating performance will depend on the timing of regulatory approvals of Colazide and rifaximin, particularly the timing of FDA approval, and if such approvals can be obtained, will also depend on market acceptance. See "-- Uncertainty of Market Acceptance; Lack of Sales and Marketing Experience", "-- Future Capital Needs; Uncertainty of Additional Funding", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Dependence on Collaborative Partners. The initial commercialization of Colazide in the United Kingdom and, to the extent regulatory approval is obtained, in other countries in which the Company has commercial rights to Colazide is entirely dependent on Astra and Menarini, in their respective territories. Under its agreements with Astra, the Company has granted Astra exclusive rights to distribute and sell Colazide on a worldwide basis with the exception of Italy, Spain, Portugal, and Greece, where the Company has granted exclusive distribution rights to Menarini, and with the exception of Japan, Taiwan, and Korea, where the Company does not have rights to Colazide. Although Astra has agreed to use its best endeavors to promote, market, and sell Colazide in its exclusive markets, there are no specified financial thresholds that must be achieved for Astra to maintain its exclusivity. The Company's agreements with Astra provide for, with respect to Europe, a term of 15 years and, with respect to the United States, a term ending on the later to occur of the expiration date of the last expiring patent and the date 9 years from the first commercial launch date of Colazide but, in either event, the agreements may be terminated earlier by either party upon the occurrence of specified events, including a material breach.

  The Company's agreements with Astra require Astra to accomplish the commercial launch of Colazide in any jurisdiction within 90 days of receipt of regulatory approval in that jurisdiction, subject to a 90 day cure period during which period Astra has the opportunity to accomplish the commercial launch without triggering Salix's rights to terminate the Agreement or amend it to make Astra's right non-exclusive. The Company received marketing approval for Colazide in the United Kingdom from the Medicine Controls Agency in July 1997, and the Company and Astra have announced that the commercial launch of Colazide is expected to occur in the United Kingdom in October 1997, based on a selling price set by Astra. Following regulatory approval of Colazide in each country in Europe where Astra has exclusive distribution rights, the Company and Astra must agree on the Colazide sales price for such country, which may be less than the selling price in the United Kingdom. The agreed sales price for Colazide will directly affect the Company's revenues because the parties' agreement obligates Astra to purchase Colazide from the Company, and the Company to supply Colazide to Astra, at a transfer price equal to a percentage of Astra's selling price. The Company does not anticipate significant margins from Colazide sales by Astra in the United Kingdom or in continental Europe, where pricing has not yet been determined. In addition, while the Company has been advised by both Astra and Menarini that they intend to seek approval in other European countries through the mutual recognition procedures of the European Union (the "EU"), the decision as to which approvals to seek, the order in which to seek them and the responsibility to complete the approval process lies with Astra and Menarini.

  There can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements in the future, or that its current or future collaborative arrangements, including the agreements with Astra or Menarini, will be successful or will not be terminated by the other party. Although the Company believes that parties to any collaborative arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities in most instances will not be within the control of the Company. Failure of the Company and its collaborative partners to develop, commercialize, manufacture or market products, including Colazide, would have a material adverse effect on the Company's business, financial condition, and results of operations.

  Significant Governmental Regulation; No Assurance of Product Approvals. The production and marketing of the Company's products and its ongoing research and development activities are subject to extensive regulation by governmental authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative sanctions or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production. In addition, non-compliance may result in the FDA's refusal to approve pending NDAs or supplements to approved NDAs or in the withdrawal of an NDA. Any such sanction could result in adverse publicity, which could have a material adverse effect on the Company's business, financial condition, and results of operation. The Company has not received regulatory approval in the United States or any foreign jurisdiction other than the United Kingdom for the commercial sale of any of its products. Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical (animal) and clinical (human) testing and an extensive regulatory approval process implemented by the FDA under the United States Federal Food, Drug and Cosmetic Act, and implementing regulations. Satisfaction of such regulatory requirements, which includes satisfying the FDA that the product is both safe and effective for its proposed uses, typically takes several years or more, depending upon the type, complexity, and novelty of the product, and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations. Clinical testing, which is rigorously regulated, must meet requirements for Institutional Review Board oversight and informed consent, as well as FDA prior review and oversight, and Good Clinical Practice requirements. The Company has limited experience in conducting preclinical and clinical testing necessary to obtain regulatory approval and will rely on clinical research organizations ("CROs") to perform this work. There can be no assurance that those conducting clinical trials for the Company will be able to initiate trials at preferred clinical test sites or recruit sufficient test subjects or that clinical trials will be started or completed successfully in a timely fashion, if at all, with respect to any of the Company's products. Furthermore, the Company or the FDA may suspend clinical trials at any time if it believes that the subjects participating in such trials are being exposed to unacceptable health risks. There can be no assurance that the Company will not encounter problems in clinical trials which will cause the Company or the FDA to delay or suspend clinical trials.

  On June 23, 1997, the Company submitted an NDA to the FDA covering the use of Colazide as a therapy for acute ulcerative colitis and in August 1997, the NDA was accepted for filing by the FDA. The NDA can be approved only if the FDA determines that the NDA contains substantial evidence from clinical trials that the drug is safe and effective for its intended use. There can be no assurance that the results of the Company's preclinical or clinical studies, including its United States Phase III clinical testing in combination with the results from a European Phase III safety and efficacy study, will demonstrate, to the FDA's satisfaction, substantial evidence that the drug is safe and effective. If clinical data, in addition to that filed in the NDA, is requested from the Company to support approval of Colazide, such a request is likely to delay significantly any pending review and approval of the product, if approval is granted at all. It is unlikely the FDA will approve marketing of Colazide in the United States before mid-1998, if at all. If regulatory approval of Colazide or any other product is granted, such approval will be limited to those disease states and conditions for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through well controlled clinical studies. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, promotional activities for the product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product. The Company does not expect to file an NDA for rifaximin prior to mid-1998 and will do so only if the clinical trials support such a filing. See "Business--Government Regulation".

  Pursuant to the license agreements with Astra and Menarini, Astra and Menarini will decide which EU countries to seek approval in pursuant to the mutual recognition procedures of the EU and are responsible for the process of obtaining such approval. The Company has been advised that Astra intends initially to seek approval through the EU's mutual recognition procedure in Germany, France and the Netherlands and that Menarini will seek approval initially in Italy, Spain, Portugal and Greece. Regulatory approvals for the marketing of Colazide in European countries other than the United Kingdom are not expected until 1998. There can be no assurance that Astra and Menarini will seek such approvals or that any such countries will grant such approval.

  Dependence on Third Parties for Manufacturing. The Company currently does not intend to manufacture its potential pharmaceutical products, including Colazide and rifaximin, and, therefore, will be dependent on contract manufacturers for the production of such products for development and commercial purposes. In the event that the Company is unsuccessful in obtaining or retaining third-party manufacturing or if the Company's manufacturers experience production difficulties, delays or disruptions or fail to comply with regulatory requirements, the Company may not be able to obtain adequate supplies of products in a timely fashion or at acceptable quality, quantity, timing or prices, or to commercialize its potential products as planned. The Company's initial product, Colazide, has never been manufactured in commercial quantities. No assurances can be given that the Company, or its manufacturing partners, will be able to manufacture Colazide (or other future developed products) in commercial quantities that would enable the Company to meet its business objectives. Under the terms of the Company's distribution agreements with Astra and Menarini, the obligations of such companies to purchase product will terminate under certain circumstances in which the Company is unable or unwilling to adequately supply them with product. In such circumstances, Astra or Menarini, as the case may be, is granted a temporary license to manufacture Colazide. Under certain situations, such manufacturing licenses may become permanent, in which case the Company's revenues from the arrangements could be, depending on the circumstances, severely reduced or eliminated. Moreover, contract manufacturers that the Company may use must adhere to current Good Manufacturing Practices ("GMPs"), which are regulations strictly enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the likelihood of the FDA's pre-market approval of Colazide will be adversely affected. Certain material manufacturing changes that may occur after approval are also subject to FDA review and approval. There can be no assurance that the FDA or other regulatory agencies will approve the processes or the facilities by which any of the Company's products may be manufactured. In addition, if the facilities cannot pass regular post-approval FDA inspections, manufacturing and distribution may be disrupted, recalls of distributed products may be necessary, and other sanctions could be applied. Any disruption in the supply in manufacturing and marketing of the Company's proposed products would have a material adverse effect on the Company's business, financial condition, and results of operations.

  Dependence on In-Licensing and Acquisition of New Products for Future Growth. Whether or not Colazide or rifaximin receives regulatory approvals and is successfully marketed, the Company's ability to grow in the future will depend on its success in in-licensing or acquiring additional pharmaceutical products. The Company seeks to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available. There can be no assurance that such pharmaceutical products will be available on attractive terms for in-licensing or acquisition by the Company.

  Uncertainties Related to Clinical Trials of Development Stage Products. Any product in-licensed by Salix will likely require significant further research and development, including clinical testing, regulatory approval, and investment prior to commercialization, and as a result will be subject to the risks of failure inherent in the development of therapeutic products based on innovative technologies. These risks include the possibility that any or all of these proposed products may not be found to be safe or effective or that they may otherwise fail to receive necessary regulatory approvals; that the proposed products will prove uneconomical to market or will not achieve broad market acceptance; that third parties will hold proprietary rights that prevent the marketing of the proposed products; or that third parties will market a superior or equivalent product. In addition, due to the extended testing and regulatory review process required before marketing approval can be obtained, the time-frames for commercialization of any products are long and uncertain. See "Business--Government Regulation".

  Uncertainty of Market Acceptance. The Company's future success will depend in part on its ability to develop and commercialize new products, including Colazide and rifaximin, or new formulations of or indications for current products. Assuming the Company can successfully develop such products and obtain regulatory approvals, their future success will depend upon their acceptance by the medical community and third-party payors as useful and cost-effective. Market acceptance will depend upon several factors, including the establishment of the safety, effectiveness, patient tolerance, and cost of the Company's products relative to those of competitors. The Company and its collaborative partners may be required to engage in extensive advertising, educational programs or other means to market its products. Failure of any of the Company's products to achieve market acceptance would have a material adverse effect on the Company's business, financial condition, and results of operations.

  Lack of Sales and Marketing Experience. The Company has no experience marketing and selling its products either directly or through distributors. The Company's sales and marketing strategy for Colazide relies on its third-party distributors, Astra and Menarini, to whom the Company has granted exclusive marketing rights. There can be no assurance that either Astra or Menarini will market Colazide successfully in any country in which they have exclusive rights. The Company intends to establish its own direct sales force for the purpose of achieving direct sales of rifaximin and other future products. There can be no assurance that the Company's marketing and direct sales efforts will be successful.

  Dependence on Exclusive Licenses. The Company's rights to balsalazide and rifaximin are derived from its license agreements with Biorex and Alfa Wassermann, respectively. The Company's rights under these licenses are subject to early termination by Biorex or Alfa Wassermann, as the case may be, under certain circumstances, including material breach by the Company, the bankruptcy or insolvency of the Company, the failure to commence marketing of products within specified periods after their regulatory approval, or the Company's failure to satisfy its manufacturing obligations under its agreements with distribution partners. In the event that Biorex or Alfa Wassermann terminate their respective license agreements, the Company would have no further rights to utilize their respective patents or trade secrets to manufacture and market products based on balsalazide or rifaximin, as the case may be. The Company's licenses for balsalazide and rifaximin provide that the Company's royalty obligations may extend beyond the expiration date of the underlying patents, which could have a material adverse effect on the Company's business, financial condition, and results of operations in the event a generic version of balsalazide or rifaximin, as the case may be, were introduced. In addition, the Company's license agreement with Alfa Wassermann also provides that the Company may not promote, distribute or sell any antibiotic products that compete with rifaximin in its licensed territory (the United States and Canada) for a period of five years after the first commercial sale of rifaximin under the agreement, thereby limiting the Company's ability to in-license, develop, or market such products. See "Business--Strategic Alliances".

  Patents and Proprietary Rights; Expiration of Patents. Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Because the Company's strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, such products may have limited or no remaining patent protection due to the time elapsed since their discovery. The patents for the Colazide composition of matter and method of treating ulcerative colitis with Colazide expire in July 2001 in the United States, February 2002 in the United Kingdom, May 2002 in France, July 2001 in Italy, and April 2002 in Germany. The patents for the method of treating colon cancer using Colazide expire in January 2014 in the United States and, assuming patents issue from pending applications, in January 2015 in various countries in Europe, Asia, and North America. The patents for the rifaximin composition of matter (also covering the process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expire in May 2001 in the United States and Canada. The patents for the process of making rifaximin expire in April 2005 in both the United States and Canada. Patents for the use of rifaximin for H. pylori infections expire in June 2013 in the United States and February 2014 in Canada. Although the Company believes it may be granted extensions of up to five years in certain circumstances, based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval, there is no assurance that such extensions will be granted. See "--Uncertainty Regarding Waxman-Hatch Act and Similar Foreign Laws". The Company has filed applications for use patents for additional indications using balsalazide and related chemical substances. There can be no assurance that any patents will be issued. There can be no assurance that competitors will not develop products based on the same active ingredients for marketing as soon as the applicable patents expire or at any time thereafter or that competitors will not design around existing patents. Sales of such generic versions could have an adverse effect on the Company's business, financial condition, and results of operations. The Company's success will depend in part on its ability to obtain United States and foreign patent protection for its products and processes, preserve its trade secrets, and operate without infringing on the proprietary rights of third parties. There can be no assurance that patents will issue with respect to, or that the claims allowed will provide sufficient protection to, the Company's present or future technology.

  There can be no assurance that any other patents will be issued on any of the Company's patent applications or on patent applications licensed from third parties. Moreover, there can be no assurance that the claims allowed in the patents or patent applications are or will be sufficiently broad to protect the Company's technology or that the patents will provide protection against competitive products or otherwise be commercially valuable.

  Furthermore, as with any pharmaceutical company, the Company's patent and other proprietary rights are subject to uncertainty. The Company's patent or other proprietary rights related to its products might conflict with current or future rights of others. For instance, there is no assurance that the use of the Company's technology will not infringe the patent rights of others. For the same reasons, the products of others could infringe the patent or other proprietary rights of the Company. Litigation or patent interference proceedings, either of which could result in substantial cost to the Company, may be necessary to enforce any patents issued to and other proprietary rights of the Company or to determine the scope and validity of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time-consuming, even if the outcome is favorable to the Company. Any adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease selling its products.

  In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, through confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently developed by others.

  There can be no assurance that the Company will be able to obtain a license to any third-party technology that it may require to conduct its business or that, if obtainable, such technology can be licensed at a reasonable cost. Failure by the Company to obtain a license to any technology that it may require to commercialize its technologies or products will have a material adverse effect on the Company. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information or obtain access to the Company's know-how, or that others will not be issued patents which prevent the manufacture or sale of Company products or require licensing and the payment of significant fees or royalties by the Company in order for it to be able to carry on its business. Litigation, which could result in substantial cost to the Company, may be necessary to enforce or defend the Company's patents or proprietary rights.

  Uncertainty Regarding Waxman-Hatch Act and Similar Foreign Laws. Certain provisions of the Waxman-Hatch Act provide patent term extensions for the first permitted commercial marketing or use of a new drug that is subject to regulatory review prior to marketing. Under the Waxman-Hatch Act, the Patent and Trademark Office is directed to extend the term of an eligible patent for a time equal to the "regulatory review period for the approved product". This time period is generally one-half the length of time between the effective date of the IND and submission of the NDA, plus the length of time between filing and approval of the NDA, up to a total possible extension of five years. Periods during which the applicant did not act with "due diligence" are subtracted from the regulatory review period. Under this law, the Colazide patent in the United States could be extended by up to five years, giving the product patent protection until as late as 2006 if approval in the United States is received before expiration of the original patent term in 2001. In addition, the Company intends to seek patent extensions under similar laws in effect in the European Union, which could give Colazide patent protection in these jurisdictions until as late as 2006. There can be no assurance that any of the benefits of the Waxman-Hatch Act or similar foreign laws will be available to the Company or that such laws will not be amended or repealed.

  Uncertain Availability of Health Care Reimbursement; Health Care Reform Proposals. The Company's ability to commercialize gastrointestinal products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and others. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of adequate third party insurance reimbursement coverage that would enable the Company to establish and maintain price levels sufficient for realization of an appropriate return on its investment in developing new therapies. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of the Company's therapeutic products, the market acceptance of these products could be adversely affected.

  Health care reform proposals have been introduced in the United States Congress and in various state legislatures in the United States. It is currently uncertain whether any health care reform legislation will be enacted at the federal level or what actions governmental and private payors may take in response to the suggested reforms. The Company cannot predict when any suggested reforms will be implemented, if ever, or the effect of any implemented reforms on the Company's business. There can be no assurance that any implemented reforms will not have a material adverse effect on the Company's future results of operations. Such reforms, if enacted, may affect the availability of third party reimbursement for products developed by the Company as well as the price levels at which the Company is able to sell such products. In addition, to the extent that the Company is able to commercialize products in markets outside the United States, the Company's ability to achieve success in such markets will depend, in part, on the health care financing and reimbursement policies of such countries.

  Intense Competition. Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. The Company believes that there are numerous pharmaceutical and biotechnology companies, both public and private and including large well-known pharmaceutical companies, as well as academic research groups throughout the world engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by the Company's current and potential products. In particular, the Company is aware of products in research or development by competitors that address the diseases being targeted by the Company's products. There can be no assurance that developments by others will not render the Company's current and potential products obsolete or non-competitive. Competitors may be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than the Company. Many of the Company's competitors have substantially greater financial, marketing and personnel resources and development capabilities than the Company. For example, many large, well capitalized companies already offer products in the United States and Europe that target the proposed indications for Colazide, including mesalamine (SmithKline Beecham plc, Dr. Falk Pharma GmbH, Pharmacia & Upjohn, Inc., Solvay S.A., The Procter & Gamble Company, and Hoechst Marion Roussel, Inc.), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.). Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of the Company's products, including Colazide, and could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, manufacturers of generic drugs may seek to compete directly with the Company's products in the absence of effective patent protection or non-patent exclusivity protection.

  Future Capital Needs; Uncertainty of Additional Funding. The Company believes that the anticipated net proceeds of this offering, together with the Company's existing cash reserves and cash flows from operations, should be sufficient to satisfy the cash requirements of the Company through at least 1998. The Company's actual cash requirements will depend on numerous factors, including the costs of obtaining regulatory approvals, including FDA approvals; costs associated with the commercialization of Colazide in the United Kingdom and, if necessary regulatory approvals are obtained, in other member countries of the European Union and the United States; the Company's research and development efforts, including expenditures in connection with alliances, license agreements and acquisitions of and investments in additional pharmaceutical products; the cost of filing, prosecuting, defending and enforcing intellectual property rights; and the purchase or lease of additional capital equipment. There can be no assurance that changes in the Company's product offerings, product development plans or other changes affecting the Company's operating expenses will not result in unanticipated increases in expenditures of the Company's capital resources. In addition, the Company anticipates that it will need to raise additional funds in the form of debt or equity financing to fund future licensing, development and commercialization of new products. If additional capital is raised through the sale of equity or convertible debt securities (including warrants or other convertible securities issued in connection with any debt financing), additional dilution to existing shareholders could result. There can be no assurance that additional funding will be available on commercially reasonable terms, if at all. If required funds are not available, the Company may be compelled to curtail operations or to obtain funds through collaborative arrangements that may require the Company to relinquish rights to certain of its products, product candidates, or potential markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Currency Fluctuations. A significant portion of the Company's business is conducted in currencies other than the United States dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which the Company conducts its business relative to the United States dollar have caused and will continue to cause currency transaction gains and losses. Due to the substantial volatility of currency exchange rates, among other factors, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurance that the Company will not experience currency losses in the future. The Company has not previously undertaken hedging transactions to cover its currency exposure but may hedge a portion of its currency exposure in the future as management deems appropriate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Management of Growth. The Company expects to experience significant growth in the number of its employees and the scope of its operations. This growth is expected to place a significant strain on the Company's management and operations. The Company's ability to manage such growth effectively will depend upon its ability to broaden its management team and its ability to attract, hire, and retain skilled employees. The Company's success will also depend on the ability of its officers and key employees to continue to implement and improve its operational, management information and financial control systems and to expand, train and manage its employee base. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

  Product Liability and Insurance; No Assurance of Adequate Insurance Coverage. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacture, and marketing of human therapeutic products. The Company currently has product liability insurance providing coverage of $1 million per occurrence and $1 million in the aggregate. There can be no assurance that the Company will be able to maintain its current product liability insurance, that such insurance will provide adequate coverage against potential losses, or that such insurance will remain available to the Company at acceptable costs. Claims or losses in excess of any liability insurance coverage obtained by the Company could have a material adverse effect on the business, financial condition, or results of operations of the Company.

  Dependence on Key Personnel; Ability to Recruit Personnel. The Company is dependent upon a number of key management and technical personnel, none of whom is bound by an employment agreement with the Company, including Randy Hamilton, Chairman, Chief Executive Officer and President, Lorin Johnson, Vice President, Research, and James Shook, Senior Vice President, Development (Salix Pharmaceuticals). The loss of the services of one or more key employees could have a material adverse effect on the Company. The Company's success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, many of whom are often subject to competing employment offers. In the event the Company obtains regulatory approvals for rifaximin, it intends to sell rifaximin through a small direct sales force. New employees, particularly new sales and marketing employees, will require substantial training and education concerning the Company's products. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel as necessary, and the failure to do so could have a material adverse effect on the Company's business, operating results, and financial condition.

  Control by Directors and Executive Officers. The Company's directors, executive officers, and entities affiliated with them will, in the aggregate, beneficially own approximately 33% of the Company's outstanding Common Shares immediately after the completion of this offering. Accordingly, these shareholders as a group could effectively control the Company on substantially all matters requiring approval by the shareholders of the Company, including the election of directors and the approval of mergers or other business combination transactions. See "Principal Shareholders".

  Shares Eligible for Future Sale. Sales of a substantial number of Common Shares in the public market following this offering could adversely affect the market price for the Common Shares. The number of Common Shares available for resale in the public market by holders in the United States is limited by restrictions under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), including Rule 144 and Regulation S. Following this offering, all of the 3,000,000 Common Shares sold in this offering will be freely tradeable in the United States without restriction (unless such shares are held by an "affiliate" of the Company as such term is defined in the U.S. Securities Act) and will trade on The Toronto Stock Exchange under the symbol "SLX". An additional 2,200,000 Common Shares were issued in connection with the Company's initial public offering in Canada in May 1996 (the "Canadian IPO"). The Common Shares issued in the Canadian IPO and all other outstanding Common Shares available for resale under applicable securities laws currently trade on The Toronto Stock Exchange under the symbol "SLX.s", carry a legend reflecting the Company's reliance, in connection with the Canadian IPO, on the exemption from the registration requirements of the U.S. Securities Act set forth in Regulation S thereunder and are not presently available for resale in the United States or to "U.S. Persons" (as defined in Regulation S) in the absence of an exemption from registration under the U.S. Securities Act. It is the Company's current intention to authorize the removal of the Regulation S legend from all shares currently bearing the legend on May 28, 1998. After May 28, 1998, all shares that are then freely tradeable on The Toronto Stock Exchange will trade under the symbol "SLX". Prior to May 28, 1998, shareholders may request that the Company remove applicable legends in connection with resales on The Toronto Stock Exchange, subject to the shareholder's ability to establish, to the satisfaction of the Company and its legal counsel, that such shares may be resold in the United States in compliance with the requirements of the U.S. Securities Act. Following removal of the legend, such Common Shares will be freely tradeable in the United States without restriction or further registration under the U.S. Securities Act, except for shares held by "affiliates" of the Company as that term is defined in Rule 144 under the U.S. Securities Act.

  Of the 7,118,173 Common Shares outstanding prior to the completion of this offering, except for shares purchased by affiliates of the Company, (i) the 2,200,000 Common Shares issued in connection with the Canadian IPO and approximately 500,000 Common Shares issued in other transactions will be available for resale in accordance with Regulation S at any time on The Toronto Stock Exchange, subject to the legend removal conditions set forth above, and (ii) approximately 1,165,000 Common Shares will be available for resale only in compliance with Rule 144(k) or another exemption under the U.S. Securities Act. Approximately 3,259,000 Common Shares are held by affiliates of the Company and are subject to additional legal and contractual restrictions on resale. See "--Price Volatility; Limited Trading Volume" and "Shares Eligible for Future Sale".

  Price Volatility; Limited Trading Volume. The securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of technological innovations or new products by the Company or its competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products and economic and other external factors, as well as period-to-period fluctuations in the Company's financial results, may have a significant impact on the market price of the Company's Common Shares. The Company's Common Shares have been traded on The Toronto Stock Exchange since May 1996. Prior to this offering, the Common Shares have not been freely tradable in the United States, and after this offering, no public trading market will exist for the Common Shares in the United States. In addition, trading volume in the Common Shares on The Toronto Stock Exchange has been low, and there can be no assurances that an active trading market will develop or be sustained on The Toronto Stock Exchange, or any other exchange or dealer quotation system, following this offering. See "Price Range of Common Shares".

  Currency Risk to Non-Canadian Investors. The Common Shares offered hereby will be sold in Canadian dollars and will trade in Canadian dollars on The Toronto Stock Exchange. In addition to the general market risks associated with ownership of equity securities and the more specific risks of ownership of the Common Shares as set forth herein, non-Canadian purchasers will also bear exchange rate risks resulting from fluctuations in the relative values of the Canadian dollar and foreign currencies.

The value of the Canadian dollar has fluctuated substantially in the past relative to the United States dollar and other currencies and may continue to do so in the future. As a result, for non-Canadian investors, the value of the Common Shares in United States dollars and other currencies may vary independent of changes in the trading price of the Common Shares on The Toronto Stock Exchange and for reasons unrelated to the Company or its business, results of operations, or financial condition.

  Foreign Corporation Risks. The Company is an International Business Company incorporated under the laws of the British Virgin Islands. Accordingly, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of the Company's shareholders and other stakeholders may differ from those that would apply if the Company were incorporated in a jurisdiction within the United States or Canada. The shareholders and other stakeholders of Salix may have more difficulty in protecting their interests in the face of actions by the Board of Directors of the Company or a majority shareholder than they might have with respect to a corporation incorporated in a jurisdiction in the United States or Canada. See "Comparison of Canadian, United States and British Virgin Islands Corporate Laws".

  Immediate and Substantial Dilution. The estimated offering price of the Company's Common Shares in this offering is substantially higher than the book value per Common Share. Investors purchasing shares in this offering will, therefore, incur immediate dilution of Cdn. $4.74 (U.S. $3.42) in net tangible book value per Common Share from the estimated offering price after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and will be subject to additional dilution upon the exercise of outstanding stock options. See "Dilution".

  Discretion as to Use of Proceeds. Although the Company presently intends to apply the net proceeds of this offering in the manner described under "Use of Proceeds", it has broad discretion within such proposed uses as to the allocation of the net proceeds, the timing of expenditures, and all other aspects relating to the application of such proceeds. The Company reserves the right to reallocate the net proceeds of this offering as management, in its discretion, deems necessary or advisable. There can be no assurance that the actual allocation of the offering proceeds will not differ materially from their currently anticipated use.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 Common Shares offered hereby are estimated to be approximately Cdn. $18,421,725 (approximately Cdn. $21,366,975 if the Underwriters' over-allotment option is exercised in full) at the public offering price of Cdn. $7.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The Underwriters will pay the proceeds of the offering to the Company in Canadian dollars. The Company will convert such proceeds to United States dollars as soon as practicable after the offering. Based on an assumed exchange rate of Cdn. $1.3866 per U.S.$1.00, the net proceeds to the Company from the sale of the 3,000,000 Common Shares offered hereby are estimated to be approximately U.S.$13,285,537 (approximately U.S.$15,409,617 if the Underwriters' over-allotment option is exercised in full).

  The Company intends to use the net proceeds of the offering for working capital and other general corporate purposes, including to fund research and development activities and capital expenditures. Of the offering proceeds, the Company expects to apply approximately Cdn. $4,000,000 (U.S.$2,884,754) toward the commercialization of Colazide in the United Kingdom and obtaining regulatory approval in the United States, approximately Cdn. $11,421,725 (U.S.$8,237,217) toward the Company's other product development and clinical programs, and approximately Cdn. $3,000,000 (U.S.$2,163,566) for other working capital and general corporate purposes. See "Business--Products Under Development". The Company's allocation of offering proceeds to other product development and clinical programs will be increased by the amount of any net proceeds resulting from the exercise of the Underwriters' over-allotment option. The amount and timing of these expenditures will depend on numerous factors either outside of or only partially within the Company's control, including the results of the Company's research and development programs, the regulatory approval process, technological advances by the Company and other pharmaceutical companies, the terms of collaborative agreements entered into by the Company and the status of competitive products. As a result, there can be no assurance that the actual allocation of the net proceeds of this offering will not differ materially from their currently anticipated use. The Company may also use a portion of the net proceeds for the acquisition of technologies, businesses or products that are complementary to those of the Company, although the Company does not presently have any agreements to effect any such acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                         PRICE RANGE OF COMMON SHARES

  The Company's Common Shares have been quoted on The Toronto Stock Exchange under the symbol "SLX.s" since the Company's Canadian IPO in May 1996. The 3,000,000 Common Shares offered hereby will be quoted on The Toronto Stock Exchange under the symbol "SLX". Beginning on May 28, 1998, all the Company's Common Shares available for resale on The Toronto Stock Exchange will trade under the symbol "SLX". See "Shares Eligible for Future Sale". The following is a summary of the market price range in Canadian dollars and the aggregate volume for the Common Shares as reported on The Toronto Stock Exchange for the periods indicated.

                                                                         SHARE
                                              HIGH (CDN.$) LOW (CDN.$)  VOLUME
                                              ------------ ----------- ---------
Fiscal Year ending December 31, 1997
  October 1, 1997 to October 16, 1997........    $7.90        $6.50       19,600
  September 1997.............................     8.05         6.50       58,600
  August 1997................................     8.80         8.00       47,100
  July 1997..................................     9.00         7.75      129,479
  Third Quarter 1997.........................     9.00         6.50      235,200
  Second Quarter 1997........................     9.95         7.60      640,283
  First Quarter 1997.........................     9.35         4.25    1,016,263
Fiscal Year ended December 31, 1996
  Fourth Quarter.............................     5.95         4.50      625,388
  Third Quarter..............................     6.60         5.00      428,425
  Second Quarter (from May 27, 1996).........     7.50         6.20      241,800

  On October 16, 1997, the closing price for the Common Shares as reported on The Toronto Stock Exchange was Cdn. $7.45 per share. As of July 31, 1997, there were 76 shareholders of record.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its share capital. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth, as of June 30, 1997, the capitalization of the Company, both actual and as adjusted to give effect to the Company's receipt of net proceeds from the sale of the 3,000,000 Common Shares offered hereby at the public offering price of Cdn. $7.00 per share (and an assumed exchange rate of Cdn. $1.3866 per U.S. $1.00) and the application of the estimated net proceeds therefrom. The capitalization information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             JUNE 30, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                              (UNAUDITED)
                                                             (IN THOUSANDS)
Shareholders' equity:
  Common shares, no par value; 20,000,000 shares
   authorized, 7,118,173 shares issued and outstanding,
   actual; 20,000,000 shares authorized, 10,118,173
   shares issued and outstanding, as adjusted(/1/)....... $ 14,257   $ 27,543
  Accumulated deficit....................................  (11,076)   (11,076)
                                                          --------   --------
    Total shareholders' equity...........................    3,181     16,467
                                                          --------   --------
      Total capitalization............................... $  3,181   $ 16,467
                                                          ========   ========

--------
(1) Excludes (i) 713,500 Common Shares issuable upon exercise of options outstanding as of June 30, 1997 under the Stock Plans, with a weighted average exercise price of $3.72 per Common Share, (ii) 303,362 Common Shares reserved for issuance under future option grants as of June 30, 1997 under the Stock Plans, and (iii) 602,331 Common Shares issuable upon exercise of outstanding warrants as of June 30, 1997 at an exercise price of $3.00 per Common Share. See "Management--Stock Plans", "Description of Share Capital" and Notes 8 and 10 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1997 was approximately $3.2 million or $0.45 per Common Share. "Net tangible book value" per share represents the amount of total tangible assets less total liabilities, divided by the number of Common Shares outstanding. After giving effect to the receipt of the net proceeds from the sale of the 3,000,000 Common Shares offered by the Company hereby at the public offering price of Cdn. $7.00 per Common Share, equal to approximately U.S. $5.05, the Company's net tangible book value as of June 30, 1997 would have been $16.5 million, or $1.63 per Common Share (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company). This represents an immediate increase in net tangible book value of $1.18 per Common Share to existing shareholders and an immediate dilution of $3.42 per Common Share to new investors. The following table illustrates this per share dilution (in both U.S. and Canadian dollars, based on an assumed exchange rate of Cdn. $1.3866 per U.S. $1.00):(/1/)

                                                        U.S. $       CDN. $
                                                      -----------  -----------
Public offering price per Common Share...............       $5.05        $7.00
  Net tangible book value per share as of
   June 30, 1997..................................... $0.45        $0.62
                                                      -----        -----
  Increase in net tangible book value per share
   attributable to the offering......................  1.18         1.64
                                                      -----        -----
Pro forma net tangible book value per share after
 the offering........................................        1.63         2.26
                                                            -----        -----
Dilution per share to new investors..................       $3.42        $4.74
                                                            =====        =====
Percentage dilution in relation to offering price....        67.7%        67.7%

  The following table summarizes, on a pro forma basis as of June 30, 1997, the difference between the number of Common Shares purchased from the Company, the total consideration paid and the average price per Common Share paid by the existing shareholders and by new public investors purchasing Common Shares in this offering at the public offering price of Cdn. $7.00 per share, equal to approximately U.S. $5.05 (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company).

                                                                          AVERAGE PRICE
                         SHARES PURCHASED(/1/)      TOTAL CONSIDERATION     PER SHARE
                         ------------------------ ----------------------- -------------
                            NUMBER      PERCENT   AMOUNT (U.S. $) PERCENT U.S. $ CDN. $
                         ------------- ---------- --------------- ------- ------ ------
Existing shareholders...     7,118,173      70.4%   $15,729,934     50.9% $2.21  $3.06
New investors...........     3,000,000      29.6     15,150,000     49.1   5.05   7.00
                         -------------  --------    -----------    -----
  Total.................    10,118,173     100.0%   $30,879,934    100.0%
                         =============  ========    ===========    =====

--------
(1) The foregoing computations assume no exercise of stock options after June 30, 1997. As of June 30, 1997, there were outstanding options to purchase 713,500 Common Shares, with a weighted average exercise price of $3.72 per Common Share. In addition, as of June 30, 1997, there were 303,362 Common Shares reserved for issuance under future option grants under the Company's Stock Plans, and 602,331 Common Shares issuable upon exercise of outstanding warrants at an exercise price of $3.00 per Common Share. To the extent that any shares available for issuance upon exercise of outstanding options or warrants or reserved for future issuance under the Company's Stock Plans are issued, there will be further dilution to new public investors. See "Management--Stock Plans" and "Description of Share Capital".

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The statement of operations data for each of the five years in the period ended December 31, 1996, and the balance sheet data as of December 31, 1996 and 1995, are derived from financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The balance sheet data as of December 31, 1994, 1993 and 1992 are derived from audited financial statements of the Company that are not included in this Prospectus. The consolidated statement of operations data for the six-month periods ended June 30, 1997 and 1996 and the balance sheet data as of June 30, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's consolidated operating results and financial position for such periods. The consolidated operating results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for any other interim period or any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company has paid no cash dividends.

                           SIX MONTHS
                         ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                         ----------------  ------------------------------------------
                          1997     1996     1996     1995     1994     1993    1992
                         -------  -------  -------  -------  -------  ------  -------
                           (UNAUDITED)
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Revenues:
   License revenue...... $    --  $    --  $ 1,186  $    --  $    --  $1,000  $ 1,712
   Revenues from
    collaborative
    agreements
    and other...........      21      384      634    1,990    2,827   3,439    1,212
                         -------  -------  -------  -------  -------  ------  -------
     Total revenues.....      21      384    1,820    1,990    2,827   4,439    2,924
 Expenses:
   License fees.........      50       50      605      100       --      --       --
   Research and
    development.........   1,315    1,037    2,053    2,888    3,199   4,321    3,539
   General and
    administrative......   1,231      740    1,731    1,334    1,125     873      408
                         -------  -------  -------  -------  -------  ------  -------
     Total expenses.....   2,596    1,827    4,389    4,322    4,324   5,194    3,947
                         -------  -------  -------  -------  -------  ------  -------
 Loss from operations...  (2,575)  (1,443)  (2,569)  (2,332)  (1,497)   (755)  (1,023)
 Interest income........     122       45      290       18       48      48       15
 Interest expense.......     (22)    (173)    (172)    (106)      (3)     (7)      (3)
                         -------  -------  -------  -------  -------  ------  -------
 Net loss............... $(2,475) $(1,571) $(2,451) $(2,420) $(1,452) $ (714) $(1,011)
                         =======  =======  =======  =======  =======  ======  =======
 Net loss per
  share(/1/)............ $ (0.35) $ (0.41) $ (0.46) $ (0.77) $ (0.46) $(0.23) $ (0.38)
                         =======  =======  =======  =======  =======  ======  =======
 Shares used in
  computing net loss
  per share(/1/)........   6,975    3,877    5,365    3,149    3,144   3,144    2,688
                         =======  =======  =======  =======  =======  ======  =======

                                                   DECEMBER 31,
                           JUNE 30,   -------------------------------------------
                             1997      1996     1995     1994     1993     1992
                          ----------- -------  -------  -------  -------  -------
                                            (IN THOUSANDS)
                          (UNAUDITED)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash and cash
  equivalents...........   $  3,657   $ 5,624  $   188  $   329  $ 1,552  $   929
 Working capital
  (deficit).............      2,986     4,438   (3,432)  (3,061)  (1,570)    (729)
 Total assets...........      4,250     5,858      433      593    1,967    1,013
 Long-term liabilities..         --        --    2,005       --       --       --
 Accumulated deficit....    (11,076)   (8,601)  (6,150)  (3,729)  (2,278)  (1,564)
 Shareholders' equity
  (net capital
  deficiency)...........      3,181     4,593   (5,226)  (2,813)  (1,372)    (659)

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used in computing net loss per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company's principal focus is to identify and acquire gastrointestinal products that have near-term commercial potential and to apply its product development expertise to commercialize these products. The Company selects products that it believes serve a gastrointestinal disease in need of new treatments, have the potential for rapid regulatory approval, and are marketable to a small group of specialized physicians. Salix believes this strategy will reduce the expense, time and risk normally associated with pharmaceutical development. The Company believes that its first two products, Colazide and rifaximin, will demonstrate the Company's ability to execute this strategy.

  The Company has generated no revenues to date from the sales of products, and it has been unprofitable since inception. The Company expects to continue to incur substantial and increasing losses and expects its operating expenses to increase as the Company commences its Colazide commercialization efforts in the United Kingdom and, subject to regulatory approval, elsewhere in Europe and continues its product development and clinical programs for other products. The Company does not expect to achieve profitability on an annual basis before 2000. As of June 30, 1997, the Company had accumulated losses of approximately $11.1 million. Over the five and a half years ended on June 30, 1997, the Company has financed its operations principally through reimbursement payments, license fees and milestone revenues, totaling approximately $14.0 million under collaborative research and licensing agreements, and sales of equity and convertible debt securities totaling approximately $14.2 million. Over the same period, the Company has recorded expenses totaling $24.8 million, of which $17.3 million were in research and development expenses and $0.8 million in license fees to licensors. The Company's alliances with Astra AB ("Astra") and a division of Menarini Pharmaceutical Industries s.r.l. ("Menarini") have allowed Salix to fund the development of Colazide, to in-license other gastrointestinal products, and to help establish itself with a relatively small amount of outside capital.

  The Company's collaborative research and licensing agreements provide for payments in support of the Company's research activities, as well as additional payments for licensing fees and upon the attainment of specified milestones. Research reimbursements under these agreements are recorded when earned based on contract costs incurred to date compared with total estimated contract costs. License fees and milestone revenues are recognized according to contract terms. Amounts received in advance of the applicable research activities are deferred as unearned revenue. Amounts received which are refundable until the milestones are achieved are deferred as advances from licensees until earned.

  The Company licensed balsalazide from Biorex Laboratories Limited ("Biorex") in exchange for participation in future milestone revenues and profits. The Company will sell Colazide, the disodium salt of balsalazide, which is manufactured by third parties under contract with the Company, to its distribution partners, Astra and Menarini, at a formula price. The Company received approval in July 1997 to market Colazide in the United Kingdom for the treatment of acute ulcerative colitis. The commercial launch of Colazide by Astra in the United Kingdom is expected in October 1997, with launches in other European countries by Astra and Menarini beginning in 1998, subject to receipt of necessary regulatory approvals. The Company expects to realize product revenues from Astra's sales of Colazide in 1997 and sales of

Colazide by Menarini in 1998. The selling price of Colazide to Astra outside the United Kingdom has not been determined, and the Company will be obligated to pay to Biorex, the original licensor of the product, a portion of any gross profit on Colazide sales to Astra and Menarini outside the United States. In addition, the Company anticipates high initial product launch costs due to the cost of scaling up manufacturing processes for commercial distribution.

  The Company's second product, rifaximin, is currently under development. The Company obtained the rights to develop, make, use and sell rifaximin in Canada and the United States from Alfa Wassermann S.p.A. ("Alfa Wassermann") in exchange for future royalties and milestone payments. Under a separate agreement, Alfa Wassermann will supply Salix with bulk active ingredient rifaximin at a fixed price. If regulatory approvals are obtained, the Company intends to establish its own direct sales force to market rifaximin. This strategy for rifaximin represents the business model that the Company intends to adopt for future product development and commercialization. Although the creation of an independent sales organization will require a substantial investment by the Company, the Company anticipates that the financial results from rifaximin and future products will be more favorable to the Company than those anticipated from the sale of Colazide by Astra and Menarini since the Company has retained the distribution rights to rifaximin, whereas Astra and Menarini have the distribution rights for Colazide. In the case of Colazide, the Company granted exclusive distribution rights in certain territories in exchange for funding needed to complete late-stage development of Colazide, to in-license other gastrointestinal products and to help establish the Company as a viable gastrointestinal pharmaceutical company. The Company is currently unable to provide a meaningful estimate of the investment required to create an independent sales organization because such investment is dependent on a number of contingencies, including receipt of necessary regulatory approvals and developments with current and future strategic partners.

  The Company intends to pursue regulatory approvals for two initial indications for rifaximin, hepatic encephalopathy and antibiotic associated colitis. The Company believes that an NDA will not be filed for rifaximin for the hepatic encephalopathy indication prior to mid-1998 and that FDA approval would not be obtained for at least one year after filing, if at all. The filing of an NDA for rifaximin for the antibiotic associated colitis indication is not expected to occur until at least 1999. The Company plans further development of rifaximin for several other possible indications. The Company plans to submit an application to the FDA seeking Orphan Drug Status for rifaximin to treat hepatic encephalopathy. Orphan Drug Status, if granted, can entail certain possible advantages in the testing and approval process for the drug. See "Business--Products Under Development" and "Business--Government Regulation". Should rifaximin be designated Orphan Drug Status, costs incurred through submission of an NDA for the hepatic encephalopathy indication may be expected to be significantly reduced. Salix also intends to begin clinical trials using rifaximin to treat antibiotic associated colitis later this year with the full costs to be borne by Salix.

RESULTS OF OPERATIONS

 Six Months Ended June 30, 1997 and 1996

  Because certain clinical trials for Colazide were completed in 1996, product development revenues for the six months ended June 30, 1997 were minimal. Revenues for the six months ended June 30, 1996 were comprised primarily of revenue recognized from collaborative agreements for product development of Colazide.

  Operating expenses were $2.6 million and $1.8 million for the six months ended June 30, 1997 and 1996, respectively. The increase in operating expenses is due to increases of $0.3 million in research and development expenses and $0.5 million in general and administrative expenses. The increase in research and development expenses is due primarily to increased regulatory affairs activities for the preparation of the NDA filing in the United States. The increase in general and administrative expenses of $0.5 million is due mainly to the addition of key personnel and the increased administrative costs related to becoming a public company in Canada.

  Interest expense decreased from $173,000 to $22,000, and interest income increased from $45,000 to $122,000 due primarily to interest income derived from the Company's initial public offering in Canada and the conversion of outstanding debentures as a result of the public offering.

  The Company incurred net losses of $2.5 million and $1.6 million for the six months ended June 30, 1997 and 1996, respectively.

 Years Ended December 31, 1996, 1995, and 1994

  Revenues totaled $1.8 million, $2.0 million and $2.8 million for 1996, 1995 and 1994, respectively. For 1996, license revenues were $1.2 million and revenue from collaborative agreements for product development was $0.6 million. In 1996 revenues from collaborative agreements for product development decreased as certain clinical trials for Colazide were completed. Revenues in 1994 and 1995 were comprised primarily of revenue recognized from collaborative agreements for product development. The decline in revenues over the three fiscal periods corresponds to the reductions in the level of the clinical trial efforts in the United States and Europe.

  License fee expenses in 1996 of $0.6 million relate primarily to payments made to Biorex under the terms of the Colazide license agreement.

  Research and development expenses through 1996 are primarily for clinical trials and both domestic and foreign regulatory affairs activities related to the development of Colazide. Research and development expenditures were $2.1 million, $2.9 million and $3.2 million for 1996, 1995 and 1994, respectively. The decrease in research and development expenses of $0.8 million from 1995 to 1996 is due to the completion of certain clinical trials for Colazide in 1996, partially offset by increased regulatory affairs activities for the preparation of the NDA filing in the United States. The $0.3 million decrease in research and development expenditures from 1994 to 1995 relates to decreased regulatory affairs activities, as the Company had filed a marketing authorization application in the United Kingdom in early 1995, which expenditures were partially offset by increased clinical trial expenses associated with the United States development efforts.

  General and administrative expenses were $1.7 million, $1.3 million and $1.1 million for 1996, 1995 and 1994, respectively. The increase of $0.4 million in 1996 from 1995 was due mainly to the addition of key personnel throughout the year and the increased administrative costs related to being a public company. The $0.2 million increase in 1995 from 1994 was comprised of personnel-related expenses and professional fees related to corporate development activities.

  The Company has experienced net losses of $2.5 million, $2.4 million and $1.5 million for 1996, 1995 and 1994, respectively.

  At December 31, 1996, the Company had net operating loss carryforwards of approximately $5.6 million for United States income tax purposes. These carryforwards will expire in varying amounts through 2011. As the Company adds new investors, utilization of the current loss carryforwards may be limited if, under United States Internal Revenue Code Section 382, a change in ownership is deemed to have occurred within the three most recent fiscal years.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed product development, operations and capital expenditures primarily from funding arrangements with collaborative partners and from public and private sales of debt and equity securities.

  As of June 30, 1997, the Company had approximately $3.7 million in cash and cash equivalents. The decrease of $1.9 million from December 31, 1996 was due primarily to cash used in operating activities of $3.0 million partially offset by cash provided by financing activities of $1.1 million from issuance of Common Shares upon exercise of warrants. Capital expenditures for the remainder of 1997 are not expected to be material.

  As of June 30, 1997, the Company had no long term obligations. The Company has non-cancelable purchase order commitments for inventory purchases of $0.4 million.

  The Company's purchases of raw materials are, and its future product sales to its European distribution partners will be, denominated in Pounds Sterling. Translation into the Company's reporting currency, the United States dollar, has not historically had a material impact on the Company's financial position. Additionally, the Company's net assets denominated in currencies other than the functional currency have not exposed the Company to material risk associated with fluctuations in currency rates. Given these facts, the Company has not considered it necessary to use foreign currency contracts or other derivative instruments to manage changes in currency rates.

  The Company has sustained continuing operating losses and expects to incur substantial and increasing losses until product approvals are obtained and product revenues reach a sufficient level to support ongoing operations. The Company believes that the anticipated net proceeds from this offering, together with the Company's existing cash reserves and cash flow from operations, should be sufficient to satisfy the cash requirements of the Company's product development programs through at least 1998. The Company's actual cash requirements may vary materially from those now planned because of a number of factors, including the results of research and development activities, FDA and foreign regulatory processes, establishment of and changes in relationships with strategic partners, technological advances by the Company and other pharmaceutical companies, the terms of the Company's collaboration arrangements with strategic partners, and the status of competitive products. The Company anticipates that it will need to raise additional funds in the form of debt or equity financing to fund future licensing, development, and commercialization of new products. The Company may also enter into collaborative arrangements with corporate partners that could provide the Company with additional funding in the form of equity, debt, licensing, milestone and/or royalty payments. There can be no assurance that the Company will be able to enter into such arrangements or raise any additional funds on terms favorable to the Company.

                                   BUSINESS

  The following Business section contains forward-looking statements relating to future events or the future financial performance of the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company identifies and in-licenses gastrointestinal products that have near-term commercial potential and applies its product development expertise to accelerate the commercialization of these products. The Company's business strategy is to select and in-license gastrointestinal products that have the potential for rapid regulatory approval. By in-licensing drugs with late-stage clinical data and developing these drugs for diseases that are in need of new pharmaceutical treatments, the Company believes that it can significantly reduce the risk, time and investment normally associated with the development and commercialization of pharmaceuticals products.

  The Company's first product, Colazide, recently was approved for marketing in the United Kingdom for the treatment of acute ulcerative colitis. The Company currently expects that commercial launch of Colazide in the United Kingdom will occur in October 1997 and, subject to regulatory approvals, that Colazide will become commercially available in other countries in Europe in 1998. In addition, the Company's New Drug Application ("NDA") for Colazide for the same indication was recently accepted for filing by the United States Food and Drug Administration ("FDA").

  The Company has also in-licensed a second product, rifaximin, and intends to pursue regulatory approvals for the drug in the treatment of two initial indications, hepatic encephalopathy and antibiotic associated colitis. The Company presently expects to submit an application to the FDA in the fourth quarter of 1997 seeking Orphan Drug Status for rifaximin for the treatment of hepatic encephalopathy. If the Company's application is approved, rifaximin could receive priority review from the FDA following completion of clinical trials for the drug and filing of an NDA for marketing approval. It is not currently expected that the Company will be in a position to file an NDA for rifaximin prior to mid-1998.

  In the course of its transition to a commercial stage company, the Company has leveraged its resources by establishing strategic alliances with companies that have significant resources in clinical monitoring and manufacturing. In anticipation of the commercial release of Colazide in the United Kingdom in October 1997, the Company has entered into manufacturing arrangements with Courtaulds Chemicals (Holdings) Limited and Anabolic, Inc., each of which is a commercially established pharmaceutical manufacturer.

  Colazide will be distributed in all markets except certain countries in southern Europe and Asia by Astra AB ("Astra"), a Swedish international pharmaceutical company, under a distribution agreement that provides Astra with exclusive distribution rights, and in Italy, Spain, Portugal, and Greece by a division of Menarini Pharmaceutical Industries s.r.l. ("Menarini"), an Italian manufacturer and distributor of pharmaceutical products. The Company's distribution arrangements with Astra and Menarini have provided the Company with funding necessary to complete the late-stage development of Colazide, in-license other gastrointestinal products and help establish the Company as a viable gastrointestinal pharmaceutical company.

  The Company expects to market and sell rifaximin and other future products in-licensed and commercialized by the Company through a small, specialized direct sales force to be established by Salix. The Company believes that a direct sales model will reflect higher operating margins than the distribution partner model that the Company will use in connection with sales of Colazide.

  The Company was incorporated in the British Virgin Islands in December 1993. Prior to December 1993, the business of the Company was conducted by Salix Pharmaceuticals, Inc., a California corporation ("Salix Pharmaceuticals"), which was incorporated in California in 1989, and Glycyx Pharmaceuticals, Ltd., a Bermuda corporation ("Glycyx"), each of which is now a subsidiary of Salix Holdings, Ltd. Unless the context otherwise requires, references in this Prospectus to "Salix" and the "Company" refer to Salix Holdings, Ltd., a corporation organized under the laws of the British Virgin Islands, and its wholly owned subsidiaries, Salix Pharmaceuticals and Glycyx. The Company's executive offices are located at 3600 West Bayshore Road, Suite 205, Palo Alto, California 94303, and its telephone number at that address is (650) 856-1550.

DISEASE BACKGROUND

 Gastrointestinal Disease Overview

  Gastrointestinal diseases have a major impact in the United States and across the world. According to the National Institutes of Health, more than 60 million cases of gastrointestinal disease are reported annually in the United States alone, resulting in more than 200 million days of restricted activity, 50 million visits to physicians, 10 million hospitalizations, and nearly 200,000 deaths. Current treatments for gastrointestinal disease in many instances either have serious side effects or provide only partial symptomatic relief. The Company believes there is significant need for new pharmaceutical therapies to improve treatment of gastrointestinal diseases.

  The Company is pursuing product indications for select gastrointestinal conditions, including ulcerative colitis, hepatic encephalopathy, antibiotic associated colitis, colonic polyps, familial adenomatous polyposis, diverticular disease of the colon, infectious diarrhea, and ulcers.

 Inflammatory Bowel Disease/Ulcerative Colitis

  Inflammatory bowel disease ("IBD") is a condition that covers both ulcerative colitis and Crohn's disease. The cause of IBD is unknown and onset can occur at any age but is most prevalent between the ages of 15 and 25. The symptoms of ulcerative colitis and Crohn's disease are similar, but ulcerative colitis affects the large colon while Crohn's disease can affect any part of the gastrointestinal tract. These debilitating diseases are usually lifelong, and there is currently no cure.

  The Crohn's and Colitis Foundation of America estimates that IBD afflicts two million people in the United States. Sales of drugs used to treat IBD worldwide totaled approximately $550 million in 1996 and have reflected a compound annual growth rate of approximately 20% between 1987 and 1996.

  Ulcerative colitis is a chronic disease which causes ulceration of the inner lining of the colon and rectum. Symptoms include diarrhea, abdominal pain, rectal bleeding and fever. Decreased appetite and weight loss are also common. As with many chronic illnesses, ulcerative colitis also can have serious emotional side effects, including depression, anxiety and reduced self-esteem, typically resulting from the painful and embarrassing symptoms caused by the disease.

  Medical treatment of ulcerative colitis over the past 50 years has generally consisted of corticosteroids, which are typically unsuitable for long-term treatment because of their significant side effects, and 5-aminosalicylic-acid ("5-ASA") drugs. To be effective, these drugs must travel through the stomach and small intestine to the colon and be released in the colon without significant quantities being absorbed in the bloodstream. Sulfasalazine ("SASP"), which is taken orally, is the original 5-ASA drug and is considered the current "gold standard" treatment (i.e., the most effective available treatment). SASP is effective in reaching the colon with only low absorption rates in the bloodstream. However, SASP also contains a carrier molecule (sulfapyridine) which is toxic and results in a high incidence of side effects such as nausea, headache, dizziness, anemia or other blood disorders, and skin rashes. In approximately

30% of IBD patients who attempt treatment with SASP, these side effects are so severe that the patient cannot tolerate continued treatment.

  In the early 1980s, pharmaceutical companies began developing new drugs designed to deliver 5-ASA to the colon without the side effect profile of SASP, and these drugs, including mesalamine, first appeared in the United States market in the early 1990s. While the new drugs are generally better tolerated than SASP, they continue to be limited in use because significant amounts of the drugs may be absorbed in the bloodstream before reaching the colon. In other cases, the drugs may not dissolve in the body, in which case they may remain whole when passed through the bowel and are, therefore, not absorbed in the colon. One of these drugs is mesalamine, the current market leader when measured by sales of drugs to treat IBD.

  An alternative treatment for ulcerative colitis where drug intervention is ineffective is surgical removal of the large bowel. This procedure effectively eliminates ulcerative colitis but with substantial physical and emotional consequences for the patient, who must carry an external bag or have an internal pouch constructed to collect waste.

 Hepatic Encephalopathy

  Hepatic encephalopathy, a neuropsychiatric syndrome caused by the build-up of toxic products, such as ammonia, in the bloodstream, is a common complication of acute or chronic liver disease. Causes of liver disease include alcohol abuse and hepatitis due to viruses, drug abuse or toxins. The liver plays a key role in removing certain toxins found in the digestive tract from the blood. In severe liver disease, the liver does not effectively remove ammonia from the blood. As a result, ammonia accumulates in the bloodstream and travels to the brain, potentially causing personality changes, impaired consciousness, agitation or mania, and coma. Hepatic encephalopathy affects approximately 160,000 people in North America. Approximately 30% of hepatic encephalopathy patients go into coma, which is fatal in up to 80% of these patients, despite aggressive intervention.

  To date, no product has been approved in North America to treat hepatic encephalopathy. Existing non-approved treatment strategies, including antibiotics, focus on reducing levels of ammonia in the bloodstream. The Company believes that current antibiotic therapies, including neomycin and metronidazole, are inadequate treatments, however, due to their limited antibacterial spectrum and side effects. Oral lactulose is also used to reduce the amount of ammonia accumulated in the intestine by increasing the number of bowel movements per day.

  In spite of the small number of people afflicted with hepatic encephalopathy, the Company believes that a significant market opportunity exists for a drug that offers a more effective therapy than currently available treatments. In addition, because hepatic encephalopathy affects a relatively small number of patients, the Company believes the FDA will permit drugs that treat hepatic encephalopathy to qualify for Orphan Drug Status. In practice, Orphan Drug Status is available for therapies addressing indications affecting less than 200,000 people, may allow the drug to receive a priority review by the FDA, provides the product seven years of market exclusivity for the orphan indication regardless of the drug's patent status, and may allow the FDA to rely only on a single pivotal trial in approving an NDA. See "-- Government Regulation".

 Antibiotic Associated Colitis

  Antibiotic associated colitis ("AAC") can be caused by taking certain antibiotics to treat a variety of illnesses. These antibiotics can cause a reduction in the presence of normal bacteria in the colon, a condition which promotes overgrowth of the bacterium Clostridium difficile ("C. difficile").
C. difficile produces toxins that cause severe diarrhea and inflammation of the colon. If untreated, these symptoms can lead to toxic megacolon, colonic perforation and death. Institutionalized patients, such as patients in nursing homes, have a high risk of developing AAC. Independent research indicates that up to 2,000,000 people develop AAC each year in North America.

  Until recently, oral vancomycin was the preferred treatment for AAC. However, the widespread use of vancomycin for treating enterococcal infections has resulted in the development of vancomycin-resistant organisms (organisms that do not respond to vancomycin therapy). Vancomycin resistant genes may also be transferred to other microorganisms such as Staphylococcus aureus, an organism responsible for many common infections. The emergence of these resistant organisms has led the United States Centers for Disease Control and Prevention to recommend that vancomycin be used for treatment of AAC only in cases which fail to respond to metronidazole therapy or are severe and potentially life-threatening.

  Metronidazole, although not approved for AAC, is now the preferred treatment for AAC. Although metronidazole is less costly than vancomycin, the drug is absorbed not only in the digestive tract but also in the bloodstream following drug administration. In addition, the safety and effectiveness of metronidazole in treating AAC has not been confirmed by the FDA through the NDA clearance process.

 Colorectal Cancer/Colonic Polyp

  A polyp is a growth that projects, often on a stalk, from the interior lining of the intestine or rectum. Approximately 30% of individuals in Western countries have polyps. Based on population indices, this equates to approximately 80 million persons in the United States and 95 million in Europe. In addition, the probability of having polyps increases with age. One-half to two-thirds of individuals over 65 in Western countries have polyps. When a polyp is diagnosed, it is normally removed surgically through a procedure known as polypectomy. Polyp recurrence rates following polypectomy average 45% after 24 months. Currently, no proven pharmaceutical treatment is available for the common polyp patient.

  All colorectal cancer starts as a polyp. Conversion of benign polyps to neoplastic or metaplastic tissue (cancer) occurs in approximately five percent of polyp patients. Colorectal cancer includes cancer of the colon and rectum and is the third most common cancer in men and the fourth most common cancer in women. Cancers of the colon and rectum may be present for as long as five years before symptoms appear. Common symptoms include rectal bleeding, anemia, constipation, abdominal pain, diarrhea, weight loss and fatigue. Patients with diagnosed colon cancer have a five year survival rate of less than 50%. Current standard treatment includes surgical removal of the colon combined with chemotherapy. This treatment regimen has helped improve survival rates for early and mid-stage cancers but not for late stage, invasive cancers.

  The Company believes that managing polyp recurrence will help decrease the incidence of polyp progression to colorectal cancer.

 Familial Adenomatous Polyposis

  Familial Adenomatous Polyposis ("FAP") is a hereditary condition that predisposes patients to a large number of colonic polyps. Studies estimate that approximately 40,000 people in the United States have the genetic abnormality that causes FAP. Colorectal cancer is considered an inevitable consequence in patients with FAP, and most FAP patients develop colorectal cancer by age 40. Due to the small number of patients with FAP, drugs to treat FAP may be eligible for Orphan Drug Status by the FDA.

 Diverticular Disease of the Colon

  Diverticular disease of the colon results from an acquired deformity of the colon (diverticulosis) that leads to subsequent complications. The deformity results in a build-up of fecal matter in the colon, which causes symptoms such as pain and fever. If not treated, these symptoms can progress and result in additional complications such as intra-abdominal abscess, bowel obstruction and possible bowel perforation. Because this fecal build-up contains entrapped bacteria, it creates an environment susceptible to infection, suggesting that this symptom of diverticulosis can be treated with antibiotic therapy. The disease is common in Western societies, afflicting more than 25 million people in the United States and more than 35 million people in Western Europe. Of those people affected by diverticular disease, approximately 20% will develop symptoms that require therapy.

 Infectious Diarrhea

  Diarrhea is a leading cause of death in most developing countries, with the greatest impact seen in infants and children. In the United States, children under 5 years of age average two episodes of diarrhea per year. In developing countries, the rate is two to three times higher. Overall, physicians in the United States are consulted annually for 8.2 million diarrhea episodes. Primary therapy for infectious diarrhea is antibiotics, with the choice of antibiotic made on the basis of effectiveness against the specific bacterial cause in each case or in similar local cases. Antibiotic development in recent years has tended to focus on broad spectrum antibiotics to cover the widest possible range of bacterial forms. As new bacterial forms mutate and develop resistance to currently available antibiotics, there is ongoing effort to develop more effective antibiotic therapies.

 Ulcers

  Peptic ulcer is a chronic inflammatory condition of the stomach and small intestine. The bacterium Helicobacter pylori ("H. pylori") is considered to be the underlying cause of most peptic ulcers, suggesting that antibiotics could be used to treat infected ulcer patients. It is estimated that at least half of the world's population and 25% of people in the United States are infected with the H. pylori organism. Studies have shown that eradication of H. pylori may reduce the rate of ulcer recurrence.

BUSINESS STRATEGY

  The Company's objective is to become a leading gastrointestinal pharmaceutical company. The Company believes that by implementing the strategies summarized below it will reduce significantly the risk, time and investment normally associated with development and commercialization of pharmaceuticals.

  In-license proprietary gastrointestinal products with near-term commercial potential. The Company's principal focus is to identify and in-license gastrointestinal products that have near-term commercial potential, and to apply its product development expertise to commercialize these products. In pursuing this strategy, the Company evaluates each product based on the following:

  . The product must treat gastrointestinal diseases that are in need of new pharmaceutical therapies. The Company believes the gastrointestinal disease market is in need of new or more effective pharmaceutical treatments and will provide the Company with a significant return on investment. The Company also believes that by establishing itself as a recognized leader in the gastrointestinal disease market, it will enhance its ability to attract future in-licensing product opportunities.

  . The product must have a substantial base of positive late-stage clinical research data in humans and have the potential for rapid regulatory approval. The Company will carefully evaluate and in-license only products that have an existing base of positive late-stage data in humans and that the Company believes demonstrate safety and efficacy. By in-licensing drugs with a substantial base of late-stage clinical data and developing these drugs for diseases that are in need of new or more effective pharmaceutical treatments, the Company believes that it will be able to minimize the costs and risk associated with inventing a drug and conducting early-stage clinical trials needed to determine if a drug is safe and effective in humans. The Company also believes that its strategy can significantly reduce the time and risk of obtaining regulatory clearances.

  . The product must be available to the Company on acceptable licensing terms. The Company believes that there are significant opportunities to in-license or acquire gastrointestinal products from pharmaceutical companies in the United States and internationally. This includes products developed by companies that lack either the expertise or resources to pursue regulatory approvals in the United States and certain other territories. In addition, the Company believes that large pharmaceutical companies are willing to out-license or sell products and technologies that do not fit their product portfolios or fail to meet their business or market criteria.

  Establish a small, specialized sales force to market to a targeted group of physicians. Of the 738,000 physicians in the United States, gastrointestinal diseases are treated primarily by approximately 9,700 gastroenterologists. The Company believes that it can effectively reach this small number of physicians through a small, specialized sales and marketing group, without the investment needed to develop and maintain the large sales force typically required in the pharmaceutical industry. This direct sales force model will be the basis for the Company's commercialization of rifaximin and future products in the United States. The Company expects that, once fully established and operational, a sales and marketing model premised on a domestic direct sales force will result in higher operating margins than the distribution partner model that the Company has established for Colazide sales. See "--Marketing and Sales".

  In the case of Colazide, the alliances with Astra and Menarini have provided the Company funding needed to complete late-stage development of Colazide, to in-license other gastrointestinal products and to help establish the Company as a viable gastrointestinal pharmaceutical company. The Company received the necessary funding in exchange for the grant of exclusive distribution rights in certain territories to Astra and Menarini. The Company plans to implement future North American product sales and marketing based on the direct sales force model. See "--Strategic Alliances".

  Enhance market potential of products through development of additional indications. Where appropriate, the Company intends to conduct clinical trials for multiple indications to expand the approved use of its products. The Company believes that both balsalazide and rifaximin have potential applications in other disease indications which, if developed by the Company and approved by regulatory authorities, will significantly enhance the commercial potential of such products. In the case of Colazide, which has been approved in the United Kingdom for the treatment of acute ulcerative colitis and for which the Company has filed an NDA with the FDA for the same indication, the Company believes that balsalazide, the active ingredient in Colazide, may also have therapeutic applications for reduction of colonic polyps. Similarly, rifaximin may be developed in the future for potential use in treating infectious diarrhea, diverticular disease and other gastrointestinal diseases. Currently, Alfa Wassermann, one of the Company's partners, is conducting a Phase III clinical trial in Spain relating to rifaximin as a therapy for hepatic encephalopathy, and the Company expects to commence Phase II/III clinical trials in the United States for rifaximin as a treatment for AAC in the fourth quarter of 1997. The Company believes that the strategy of commercializing products for initial indications will enable it to begin realizing product revenues while completing the development of multiple indications. See "--Products Under Development".

  Enhance research and manufacturing capabilities through strategic partnerships. The Company has established strategic relationships with companies it believes have proven expertise in clinical monitoring and manufacturing. The Company uses clinical research organizations ("CROs") to manage its clinical trials, thus enabling the Company to reduce its fixed overhead costs and to leverage its management resources. In anticipation of the commercial release of Colazide in the United Kingdom in October 1997, the Company has entered into pharmaceutical manufacturing arrangements with Courtaulds Chemical (Holdings) Limited for bulk drug substance and Anabolic, Inc. for finished dosage forms. See "--Manufacturing".

PRODUCTS UNDER DEVELOPMENT

  The Company's principal focus is on gastrointestinal products with late-stage clinical data on human safety and efficacy. The following table summarizes Salix's current products in development.

-------------------------------------------------------------------------------
     PRODUCT              INDICATION                        STATUS
-------------------------------------------------------------------------------
Colazide(/1/)   Acute ulcerative colitis       . Approved in United Kingdom in
                                                 July 1997
                                               . NDA accepted for filing by FDA
                                                 in United States in August
                                                 1997
                                               . European submissions to occur
                                                 through mutual recognition
                                                 procedure of European Union in
                                                 1997 and 1998
                                               . Additional Phase III/IV
                                                 clinical study scheduled to
                                                 commence in the fourth quarter
                                                 of 1997
-------------------------------------------------------------------------------
Colazide(/1/)   Ulcerative colitis maintenance . European clinical studies ongoing
-------------------------------------------------------------------------------
Rifaximin       Hepatic encephalopathy         . Phase III clinical trial
                                                 ongoing(/2/)
                                               . Orphan drug application to be
                                                 submitted in the fourth
                                                 quarter of 1997 as supplement
                                                 to IND
-------------------------------------------------------------------------------
Rifaximin       Antibiotic associated colitis  . IND submitted in April 1997
                                               . Phase II/III clinical trials
                                                 scheduled to commence in the
                                                 fourth quarter of 1997
-------------------------------------------------------------------------------
Rifaximin       H. pylori                      . IND planned for later date
-------------------------------------------------------------------------------
Rifaximin       Diverticulitis                 . IND planned for later date
-------------------------------------------------------------------------------
Rifaximin       Infectious diarrhea            . IND planned for later date
-------------------------------------------------------------------------------
BX-661A         Familial adenomatous polyposis . Orphan Drug Status application to be submitted in 1998
                                               . IND filing and Phase II/III
                                                 clinical trials planned in
                                                 1998
-------------------------------------------------------------------------------
BX-661C         Colonic polyp reduction        . Pre-clinical development
-------------------------------------------------------------------------------

 (1) Astra has exclusive commercial rights in all countries excluding Italy, Spain, Portugal, Greece, Japan, Taiwan, and Korea. Menarini has
     exclusive commercial rights in Italy, Spain, Portugal and Greece. See "--Strategic Alliances" and "--Marketing and Sales".
 (2) This trial is being conducted by Alfa Wassermann in Spain. The data obtained in this trial may be used in partial support of an NDA filing, subject to the Company's audit of the clinical protocols, data collection procedures and methodology established by Alfa Wassermann as well as the outcome of the trial.
-------------------------------------------------------------------------------

 Colazide

  Colazide (balsalazide disodium) is an orally administered, anti-inflammatory drug designed to act in the gastrointestinal tract and specifically in the colon. The Company recently obtained authorization to market Colazide in the United Kingdom for the treatment of acute ulcerative colitis. The Company believes that Colazide is also a potential treatment for large bowel Crohn's disease and other inflammatory bowel disease conditions. Salix licensed Colazide from Biorex and will sell Colazide, manufactured by third parties under contract with the Company, to its distribution partners, Astra and Menarini. Astra has announced that Colazide will be one of its major product launches in 1997. Sales of drugs used to treat

IBD worldwide totaled approximately $550 million in 1996 and have reflected a compound annual growth rate of approximately 20% between 1987 and 1996. See "--Strategic Alliances".

  Colazide was developed after careful evaluation of the benefits and side effects of existing therapies. Colazide is an orally administered drug therapy that the Company believes is superior in delivering drug directly to the colon. Medical treatment of ulcerative colitis over the past 50 years has consisted of corticosteroids, which are typically unsuited for long-term treatments because of their significant side effect profile, and 5-ASA drugs. To be effective, these drugs must travel through the stomach and small intestine to the colon and be released in the colon without significant quantities being absorbed in the bloodstream. SASP, which is taken orally, is the original 5-ASA drug and is effective in reaching the colon with only low absorption rates in the bloodstream. However, SASP also contains a carrier molecule (sulfapyridine) which is toxic and results in a high incidence of side effects such as nausea, headache, dizziness, anemia or other blood disorders, and skin rashes. In approximately 30% of IBD patients who attempt treatment with SASP, these side effects are so severe that the patient cannot tolerate continued treatment.

  In the early 1980s, pharmaceutical companies began developing new drugs to deliver 5-ASA to the colon without the side effect profile of SASP. These drugs first appeared in the United States market in the early 1990s. While the new drugs, including mesalamine, are generally better tolerated than SASP, they continue to be limited in use because significant amounts of the drugs may be absorbed in the bloodstream before reaching the colon. In other cases, the drugs may not dissolve in the body, in which case they may remain whole when passed through the bowel and are therefore not absorbed in the colon. See "--Inflammatory Bowel Disease/Ulcerative Colitis".

  Colazide is a new chemical entity that consists of two molecular structures. The first molecule, 5-ASA, is the active drug and responsible for the actual therapeutic effect. The second molecule, 4-ABA, is a non-toxic carrier molecule that enables the 5-ASA molecule to travel to the colon without being absorbed in the bloodstream. The combination of these two molecules into one chemical compound is designed to deliver the therapeutic agent to the disease site and has a favorable side effect profile.

  In June 1997, the Company submitted an NDA to the FDA seeking approval in the United States for Colazide as a treatment for acute ulcerative colitis. In July 1997, the Company received marketing authorization in the United Kingdom for acute ulcerative colitis from the Medicines Control Agency (the "MCA"). Under new mutual recognition procedures of the European Union, the Company's marketing partners, Astra and Menarini, have informed the Company that they will file submissions during 1997 and 1998, based on the MCA authorization, seeking marketing approval for Colazide in Germany, France, Italy, Spain and certain other member countries of the European Union. The Company believes that approvals through these mutual recognition procedures will be received beginning in 1998.

  In August 1997, the FDA accepted the NDA for filing. This NDA can be approved only if the FDA determines that the NDA contains substantial evidence from clinical trials that the drug is safe and effective for its intended use. The Company submitted the NDA following completion of five double-blind, randomized, controlled, safety and efficacy studies evaluating Colazide as a treatment for acute ulcerative colitis. Two pivotal Phase III studies were completed in March 1995 and March 1996, respectively.

  The multi-center Phase III study conducted in the United States, which evaluated 150 recently relapsed patients with long-standing disease symptoms, was completed in March 1996. The proposed marketing dose (6.75 grams per day) of Colazide was compared to a lower dose of Colazide (2.25 grams per day) and to mesalamine over an eight week treatment period. The study demonstrated a statistically significant dose-response between the two Colazide doses for the primary endpoint of symptom improvement, including stool frequency, rectal bleeding, sigmoidoscopic score and physician's global assessment. Although the primary measure of symptom improvement was not statistically significantly different between Colazide and mesalamine, symptom improvement was noticeably favorable for Colazide. Secondary measures of study-end symptom scores were also significantly more favorable for Colazide than mesalamine with respect to rectal bleeding, sigmoidoscopic score and physician's global assessment.

  A trial completed in March 1995 evaluated 100 patients, most of whom had been recently diagnosed with acute ulcerative colitis, over a 12 week treatment period at multiple centers in the United Kingdom. The primary study endpoint measured patient tolerance of Colazide versus mesalamine. While only one patient in each group withdrew due to intolerance, patients treated with Colazide had statistically significantly fewer side effects than those treated with mesalamine. The secondary endpoint of the trial measured the efficacy of Colazide relative to mesalamine and included primary measures of complete remission, symptomatic remission, and median time to complete relief of symptoms. Colazide proved statistically significantly more effective than mesalamine for the endpoints of complete remission, symptomatic remission, and median time to complete relief of symptoms.

  In addition to the two pivotal Phase III trials, the Company completed another trial in February 1996, comparing two doses of Colazide to placebo and evaluating 180 patients at multiple centers in the United States. Due to ethical concerns regarding treatment of active-disease patients with placebo, the Company limited the study to four weeks, which reduced the opportunity for Colazide to demonstrate its full therapeutic effect and no significant difference between placebo and Colazide for the primary efficacy endpoint was found. However, patients treated with Colazide showed statistically significantly fewer side effects than patients treated with placebo. In addition, the Company believes the lack of difference in efficacy between the two treatments is attributable to the nature of the patients enrolled and the short duration of the trial. Many of the patients enrolled had previously failed treatment with other therapies, including 5-ASA containing products such as mesalamine.

  The Company and its distribution partners are planning to conduct a Phase III/IV clinical study of Colazide in the treatment of acute ulcerative colitis, which is scheduled to begin in the fourth quarter of 1997.

 Rifaximin

  Rifaximin, a new antibiotic, belongs to the rifamycin class of antibiotics and distinguishes itself from others of analogous structure due to its almost complete lack of absorption by gastroenteric mucosa, which allows high concentrations of the active drug to reach and be maintained in the digestive tract. The Company licensed rights in the United States and Canada to rifaximin from Alfa Wassermann, which developed and currently markets the product in Italy for hepatic encephalopathy and chronic intestinal infections as well as for prophylactic use with infective complications of gastrointestinal surgery. The Company currently has full commercial rights for rifaximin for the treatment of gastrointestinal and respiratory tract diseases in the United States and Canada and intends to establish an independent sales and marketing organization for the purpose of fully exploiting these rights. The Company believes that a business model premised on a direct sales force will result in higher operating margins than the distribution partner model that the Company has established for Colazide.

  The Company intends to pursue regulatory approvals for rifaximin for two initial indications, hepatic encephalopathy and AAC. In the future, the Company plans to develop rifaximin for other potential indications, including infectious diarrhea, diverticular disease, peptic ulcer treatment through H. pylori eradication, other gastrointestinal infections, and for perioperative prophylaxis of septic complications of large bowel surgery.

  Hepatic encephalopathy is a neuro-psychiatric syndrome caused by the build-up of ammonia in the blood. When ammonia is not removed from the body, it travels to the brain and causes the neuropsychiatric syndrome known as hepatic encephalopathy. The Company believes that antibiotic treatment for hepatic encephalopathy may prevent the accumulation of ammonia in the bloodstream.

  The Company plans to submit an application to the FDA in the fourth quarter of 1997 seeking Orphan Drug Status for rifaximin to treat hepatic encephalopathy. Orphan drug status is generally available for indications affecting less than 200,000 patients. In practice, it may allow an NDA to receive a priority review by the FDA, gives the product seven years of market exclusivity for the orphan indication regardless of the drug's patent status, and may allow the FDA to permit approval of an NDA based on a single pivotal Phase III trial. See "--Government Regulation". The Company believes that approximately 160,000 persons currently suffer from hepatic encephalopathy in North America.

  As part of its agreement with Alfa Wassermann, the Company obtained clinical trial data for rifaximin. In addition to previous studies, Alfa Wassermann is currently conducting a study in Spain which may provide the Company with data in support of an NDA filing in the United States for hepatic encephalopathy. The validity of this data is subject to the Company's audit of the clinical protocol, data collection procedures and methodology established by Alfa Wassermann in conducting this study. Previous studies in patients with hepatic encephalopathy include open-label trials and randomized, double-blind, comparative trials in patients with hepatic encephalopathy. In these studies, a total of 237 patients were treated with rifaximin and 149 patients with comparative agents (other antibiotics and lactulose). In the comparative studies with lactulose, rifaximin was comparable to or more effective than lactulose for the improvement of signs and symptoms of hepatic encephalopathy and had a superior side effect profile.

  The Company intends to conduct its own clinical trials using rifaximin to treat AAC caused by C. difficile, a gram negative bacterium for which there are currently few effective therapies. The Company has received allowance from the FDA to begin these clinical trials, which the Company expects to begin in the fourth quarter of 1997. Based on research conducted by Alfa Wassermann, the Company believes that rifaximin has broad spectrum activity and may be shown to be effective against C. difficile. Oral vancomycin was until recently the preferred treatment for AAC. However, the emergence of vancomycin-resistant bacteria has prompted the United States Centers for Disease Control and Prevention to recommend limited use of vancomycin. No other therapy has been approved for the treatment of AAC in the United States. Independent research indicates that up to 2,000,000 people develop AAC each year in North America.

  Given the extremely low gastrointestinal absorption of rifaximin and a promising cross-resistance profile, the Company believes rifaximin may be more effective in eradicating H. pylori than other more commonly used antibiotics. Alfa Wassermann has conducted a single non-comparative trial in Italy to assess the efficacy of rifaximin in treating H. pylori induced peptic ulcers and is currently organizing a co-operative study to supplement the earlier findings.

 BX-661A (Balsalazide) and BX-661C (Balsalazide)

  Based on a preclinical evaluation of BX-661A, the Company believes that the drug may be shown to be a chemopreventive agent to reduce colonic polyp growth and believes that the drug may have potential for this indication. All colorectal cancer starts as a polyp, and eventually all FAP patients develop colorectal cancer. There are approximately 40,000 people in the United States that have the genetic abnormality that causes FAP. Because this patient population is genetically predisposed to polyp growth consistently throughout life, they are an important subset of the general population who would be eligible for therapy to retard polyp growth. Currently, the Company intends to apply to the FDA for Orphan Drug Status for BX-661A (balsalazide) to treat FAP. The Company plans to begin Phase III clinical trials of BX-661A in 1998 to measure its ability to prevent the recurrence of rectal polyps in patients with FAP who have had partial or total colectomy.

  Subsequently, the Company intends to pursue the possibility for a broader indication of colonic polyp reduction in the general population with BX-661C (balsalazide) should the data from the BX-661A prove positive. The Company estimates that approximately 80 million persons in the United States and 95 million persons in Europe have colonic polyps, although the number of persons who seek diagnosis and treatment for the condition is unknown.

  The Company believes that balsalazide has anti-inflammatory and antioxidant properties that are similar to non-steroidal anti-inflammatory drugs ("NSAIDs") but lack NSAIDs' upper gastrointestinal ulcerogenic activity. In addition, the Company believes that the colonic-specific delivery mechanism for the drug results in very low systemic absorption significantly reducing the possibility of renal side effects. In clinical studies evaluating a total of more than 900 patients treated with balsalazide for a mean duration of 1.5 years, no cases of gastrointestinal ulceration or renal side effects have been reported.

  In collaboration with scientists at the University of California at San Francisco ("UCSF") and the San Francisco Veterans Administration Medical Center ("VA Medical Center"), balsalazide and a newly discovered metabolite of balsalazide were shown in early studies to inhibit human colon cancer cell proliferation in culture and to inhibit in animals one of the earliest steps in colon polyp and cancer formation.

  Further pre-clinical studies performed by the Company, using a genetic strain of mice which develop multiple intestinal tumors and die before 5 months of age, showed that balsalazide prevented the formation of greater than 75% of these tumors in the colon. Based on these preliminary results, the Company and scientists at UCSF and the VA Medical Center in San Francisco have responded to a request from the National Cancer Institute ("NCI") to submit a grant proposal to fund a clinical trial to test the effectiveness of balsalazide in patients who are at increased risk of developing colorectal cancer. The target patients are those who have had polyps removed and are undergoing surveillance for polyp occurrence. The Company plans to commence this study after receiving grant approval from the NCI and obtaining necessary FDA clearance.

STRATEGIC ALLIANCES

  The Company enters into various collaborations with corporate partners, licensors, licensees and others. To date, the Company has entered into the following strategic alliances:

 Biorex Laboratories Limited

  The Company in-licensed balsalazide and all its salts, including the Company's first product, Colazide (balsalazide disodium), from Biorex, a private, independent drug company headquartered in England. Biorex developed Colazide and completed limited Phase III clinical trials. Under its agreements with the Company, Biorex will participate in future milestone revenues and profits from Colazide.

  Pursuant to an agreement between Biorex and the Company, Biorex granted the Company the exclusive worldwide right (other than Japan, Taiwan, Korea, and the United States) to develop, manufacture and sell balsalazide for all disease indications for a period of 15 years from the date of commercial launch, subject to early termination in certain circumstances, including upon the material breach by either party and, in the case of Biorex, in the event of Salix's bankruptcy or if a sublicensee of the Company terminates or becomes entitled to terminate such sublicense as a result of actions by the Company. Under a separate agreement, Biorex granted the Company the exclusive right to develop, manufacture and sell balsalazide for all disease indications in the United States for a period of nine years from the date of commercial launch or the term of the applicable patent, whichever is longer. Under these agreements, the Company paid Biorex fees upon entering into the agreements and is obligated to make additional milestone and royalty payments for the drug. The royalty payments to be made by the Company pursuant to the agreement governing the United States market are based on net sales, subject to minimum royalty payments for the first five years following commercial launch. Under the agreement governing territories other than the United States, the Company is obligated to pay to Biorex a portion of any gross profit on Colazide sales to Astra and Menarini outside the United States. Pursuant to such agreements, the Company is responsible for completion of preclinical testing, clinical trials and regulatory approvals for balsalazide.

 Alfa Wassermann S.p.A.

  The Company in-licensed rifaximin from Alfa Wassermann, a privately held pharmaceutical company headquartered in Italy. Alfa Wassermann has developed several glycosaminoglycans, rifaximin and alpha-interferon from human leukocytes. Alfa Wassermann's principal areas of therapeutic focus include anti-thrombotics, antibiotics, gastrointestinal products, NSAIDs, immunomodulators, anti-hypertensives, and bronchopulmonary products. During recent years, Alfa Wassermann has formed alliances with international partners to expand and strengthen its marketing and research activities.

  Pursuant to an agreement with the Company, Alfa Wassermann granted the Company, in exchange for certain royalties, the exclusive right in the United States and Canada to develop, make, use and sell or have sold rifaximin for the treatment of gastrointestinal and respiratory tract diseases. Alfa Wassermann has agreed separately to supply the Company with bulk active ingredient rifaximin at a fixed price.

  Pursuant to the license agreement, the Company has agreed to pay Alfa Wassermann a net sales-based royalty as well as certain milestone payments. The Company's obligation to pay royalties commences upon the commercial launch of the product and continues until the later of (i) the expiration of the period in which the manufacture, use or sale of the products by an unlicensed third party would constitute an infringement on the patent covering the product or (ii) the expiration of a period of 10 years from commercial launch. Thereafter, the licenses granted to the Company shall continue as irrevocable royalty-free paid-up licenses.

  The license agreement does not have a set term and continues until terminated in accordance with its terms. Either party to the agreement may terminate it following a material breach by the other party and the failure of such breaching party to remedy such breach within 60 days. In addition, Alfa Wassermann has the right to terminate the agreement on three-months' written notice in the event that the Company fails to use best efforts to develop the product in a timely manner, fails to effect commercial launch within six months of receipt of regulatory approval or fails to sell the product for a period of six consecutive months after commercial launch. In addition, Alfa Wassermann may terminate the agreement if the Company becomes involved in bankruptcy, liquidation or similar proceedings. The Company may terminate the agreement in respect of any indication or any part of the territory covered on 90 days' notice at which point its rights with respect to such indiction or territory shall cease.

 Astra AB

  Astra, an international pharmaceutical company headquartered in Sweden, has extensive experience developing and marketing therapies for gastrointestinal diseases. The Company's alliance with Astra partially funded the development of Colazide. Through June 30, 1997, Salix had received revenues for milestone payments and product development funding of approximately $10.8 million out of a total of $16.0 million payable upon achievement of certain milestones under its agreements with Astra. The remaining milestone revenues relate to European marketing approvals, the Company's recent NDA submission for Colazide and FDA approval of the NDA. Under the terms of agreements between the Company and Astra, the Company will sell encapsulated Colazide to Astra for marketing and distribution in its territories at a price based on a percentage of Astra's average ex-factory sales price. Astra has announced that commercial sales of Colazide will begin in the United Kingdom in October 1997.

  Pursuant to contracts between the Company and Astra, the two companies agreed to collaborate in developing and obtaining regulatory approval of Colazide in all the countries of the world excluding Italy, Spain, Portugal, and Greece (collectively, "Southern Europe") and Japan, Taiwan and Korea (collectively, "East Asia"). Under these agreements, the Company granted Astra exclusive distribution rights to Colazide in all markets (except for Southern Europe and East Asia) for specified indications. In addition, the companies agreed to collaborate on development and promotional plans for Colazide in the United States market. Astra is obligated to provide the Company with milestone, license and development payments, and has agreed to purchase encapsulated product from the Company at a transfer price based on a percentage of Astra's selling price. In addition, the Company granted Astra certain rights of first negotiation with respect to the development and exploitation of additional indications for balsalazide disodium and a right of first refusal to obtain marketing rights in the United States for gastrointestinal products for which Salix chooses not to assume the sole and exclusive responsibility for marketing. For new indications for Colazide, the agreements provide that the Company cannot market Colazide, either directly or through third parties, without the prior consent of Astra.

  The distribution agreement, with Astra (which covers all countries of the world except Spain, Portugal, Greece, Japan, Korea, Taiwan and the United States) has a base term of 15 years from the date of initial commercial launch, unless terminated earlier in accordance with its terms. The agreement governing the United States market expires, unless terminated earlier in accordance with its terms, upon the later of (i) the expiration of the validity of the last of the patents relating to the product or (ii) nine years from launch of the product, except with respect to provisions governing trademark license, indemnification and confidential information each of which have independent termination provisions. Under both agreements, either party to the agreement is entitled to terminate the agreement upon a material breach by the other party and the failure to remedy such breach within 30 days in the case of a payment breach or 90 days in the case of any other material breach or if the other party enters bankruptcy, liquidation or similar proceedings.

 Menarini Pharmaceutical Industries s.r.l.

  Menarini, headquartered in Italy, is the largest manufacturer and distributor of pharmaceuticals in Southern Europe. Menarini also has extensive experience developing and marketing therapies for gastrointestinal disease in its markets. Under its agreements with Menarini, the Company granted Menarini certain manufacturing rights and exclusive distribution rights with respect to Colazide in Italy, Spain, Portugal and Greece. Through June 30, 1997 the Company has received revenues as partial contribution to research and development costs borne by the Company of approximately $1.2 million. The agreement calls for additional milestone revenues of $0.5 million to be paid to Salix relating to European marketing approvals in the Menarini territories. The funding provided through this alliance has allowed Salix to fund partially the development of Colazide. Under the terms of its agreements, Salix will sell bulk active ingredient Colazide to Menarini for marketing and distribution in its territories at cost plus a sales-based royalty.

  Unless terminated sooner in accordance with its terms, the agreement with Menarini continues until the earlier of the expiration of (i) the patents relating to the product or (ii) a period of 15 years from the date of the agreement, provided however that in any case the agreement shall continue for a period of 10 years from the date of first launch. Either party may terminate the agreement upon a material breach by the other party and the failure to remedy such breach within 30 days in the case of a payment breach or 90 days in the case of any other material breach or if a party enters liquidation, bankruptcy or similar proceedings.

MANUFACTURING

  The Company has in the past used and will continue to use third party manufacturers to produce material for use in clinical trials and for commercial product. This manufacturing strategy enables the Company to direct its financial resources to product in-licensing and acquisition, product development, and sales and marketing efforts, without devoting resources to the time and cost associated with building large manufacturing plants. The Company chooses manufacturers who have demonstrated the ability to manufacture products in accordance with Good Manufacturing Practice regulations and who have manufactured products that have passed an FDA inspection.

  Currently, bulk active ingredient Colazide is being manufactured for the Company by Courtaulds Chemicals (Holdings) Limited in Scotland and is being encapsulated for the Company by Anabolic, Inc. in Irvine, California.

  Under its supply agreement with the Company, Alfa Wassermann is obligated to supply the Company with bulk active ingredient rifaximin. Currently, Alfa Wassermann manufactures rifaximin for the Italian and other European markets.

MARKETING AND SALES

  The Company has retained marketing rights in the United States and Canada to rifaximin and plans to establish its own marketing and sales organization for rifaximin and future products. The Company intends to establish a small, specialized sales force to market rifaximin to the limited group of approximately 9,700 gastroenterologists in the United States who are responsible for treating most gastrointestinal disease. The Company believes that a domestic direct sales force can effectively reach this small number of physicians without the investment needed to develop and maintain a large sales force. This direct sales force model will be the basis for the commercialization of rifaximin and future products in the United States.

  The Company has licensed the exclusive distribution rights for Colazide to Astra and Menarini. The commercial relationships with Astra and Menarini have provided the Company money needed to fund the late-stage development of Colazide, to in-license other gastrointestinal products and to help establish the Company as a viable gastrointestinal pharmaceutical company. The Company received the necessary funding in exchange for the grant of exclusive distribution rights to Astra and Menarini. The Company plans to implement future North American product sales and marketing based on the direct sales force model. See "--Strategic Alliances".

PATENTS AND PROPRIETARY RIGHTS

 General

  As with all pharmaceutical companies, the Company's success will depend on its ability to maintain patent protection for its products, preserve trade secrets, prevent third parties from infringing upon its proprietary rights, and operate without infringing upon the proprietary rights of others, both in the United States and internationally.

 Colazide

  The active ingredient of Colazide, balsalazide, and the method of treating ulcerative colitis with Colazide are the subject of composition of matter patents which have been issued to Biorex in the United States (expiring July
2001), the United Kingdom (expiring February 2002), France (expiring May
2002), Italy (expiring July 2001), and Germany (expiring April 2002). The Company holds exclusive worldwide rights under the issued patents, excluding Japan, Korea and Taiwan. The patents claim balsalazide disodium as well as several variant molecules.

  Additional patent applications have been filed by the Company in its own name covering the use of balsalazide or any metabolite thereof for colorectal cancer chemoprevention. A patent for the method of treating colon cancer was issued in the United States to the Company in March 1996 and expires in January 2014. Assuming patents issue for pending applications, patents for the method of treating colon cancer will expire in January 2015 in various countries in Europe, Asia, and North America. Claims to additional metabolites are still pending in subsequent filings worldwide. No assurances can be given that such additional patents will issue or, if issued, that they will provide protection against similar or competing products.

 Rifaximin

  Rifaximin is covered by substance of matter patents which have issued in the United States and major market territories of Europe. The original United States composition-of-matter patent, which also covers the process of making rifaximin and the use of rifaximin for the treatment of gastrointestinal infectious diseases, expires in May 2001. A related Canadian patent also expires in May 2001. Additional patents on a manufacturing process and on the use of rifaximin for the treatment of H. pylori infections have been issued in the United States to Alfa Wassermann and such patents expire in April 2005 and June 2013, respectively. Related Canadian patents expire in April 2005 and February 2014, respectively.

 Patent Term Extensions

  The Company believes that some of these patents may be eligible for extensions of up to five years based upon patent term restoration procedures in Europe and in the United States under the Waxman-Hatch Act. Under the Waxman-Hatch Act, the United States Patent and Trademark Office is directed to extend the term of an eligible patent for a time equal to the "regulatory review period for the approved product". This time period is generally one-half the length of time between the effective date of the IND and submission of the NDA, plus the length of time between filing and approval of the NDA, up to a total possible extension of five years. Periods during which the applicant did not act with "due diligence" are subtracted from the regulatory review period. Under this law, the Colazide patent in the United States could be extended by up to five years, giving the product patent protection until as late as 2006 if approval in the United States is received before expiration of the original patent term in 2001. In addition, the Company intends to seek patent extensions under similar laws in effect in the European Union, which could give Colazide extended patent protection in these jurisdictions until as late as 2006.

GOVERNMENT REGULATION

  The research, testing, manufacture, marketing and distribution of drug products are extensively regulated by governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act"), and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative sanctions or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, and total or partial suspension of product marketing and/or approvals. In addition, non-compliance may result in the FDA's refusal to approve pending NDAs or supplements to approved NDAs or in the withdrawal of an NDA. Any such sanction could result in adverse publicity, which could have a material adverse effect on the Company's business, financial conditions, and results of operation.

  The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include: (i) preclinical laboratory tests, preclinical studies in animals and formulation studies; (ii) the submission to the FDA of a notice of claimed investigational exemption for a new drug or antibiotic, which must become effective before clinical testing may commence;
(iii) adequate and well-controlled clinical human trials to establish the safety and efficacy of the drug for each indication; (iv) the submission of an NDA to the FDA; and (v) FDA review and approval of the NDA prior to any commercial sale or shipment of the drug. Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product. Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations. The results of preclinical testing are submitted to the FDA as part of an IND. A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

  Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to (i) assess the efficacy of the drug in specific, targeted indications, (ii) assess dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of the Company's products subject to such testing.

  After successful completion of the required clinical testing, generally an NDA is submitted. FDA approval of the NDA is required before marketing may begin in the United States. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. In such an event, the NDA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the FDC Act, the FDA has 180 days in which to review the NDA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. If regulatory approval of Colazide or any other product is granted, such approval will be limited to those disease states and conditions for which the product has been found by the FDA to be safe and effective, as demonstrated through well controlled clinical studies. Even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

  For antibiotic drug products such as rifaximin, FDA testing and approval procedures are analogous to those applicable to non-antibiotic drugs except that approval also requires the establishment of an antibiotic monograph setting forth the tests and specifications for the drug, which are published by the FDA as a regulation and codified in the Code of Federal Regulations.

  On June 23, 1997, the Company submitted an NDA to the FDA covering the use of Colazide as a therapy for acute ulcerative colitis and in August 1997, the NDA was accepted for filing by the FDA. The NDA can be approved only if the FDA determines that the NDA contains substantial evidence from clinical trials that the drug is safe and effective for its intended use. There can be no assurance that the results of the Company's preclinical or clinical studies, including its United States Phase III clinical testing in combination with the results from a European safety and efficacy study, will demonstrate, to the FDA's satisfaction, substantial evidence that the drug is safe and effective. If clinical data, in addition to that filed in the NDA, is requested from the Company to support approval of Colazide, such a request is likely to significantly delay approval of the product, if approval is granted at all. If regulatory approval of Colazide or any other product is granted, such approval will be limited to those disease states and conditions for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through well controlled clinical studies. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product, promotional activities for the product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product. The Company does not expect to file an NDA for rifaximin prior to mid-1998 and will do so only if the clinical trials support such a filing.

  Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a "rare disease or condition", which is a disease or condition that affects populations of fewer than 200,000 individuals in the United States or a disease whose incidence rates number more than 200,000 where the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. The sponsor that obtains the first marketing approval for a designated orphan drug for a given rare disease is eligible to receive marketing exclusivity for use of that drug for the orphan indication for a period of seven years. The Company may apply for orphan drug designation for some of its products and indications in development. There is no assurance that the FDA would grant orphan drug designation or marketing exclusivity for any such indications or products or that, if granted, such exclusivity would effectively protect the product from competition.

  Drug manufacturing establishments are subject to periodic inspection by regulatory authorities and must comply with Good Manufacturing Practice regulations. The Company or its third party manufacturer must pass a preapproval inspection of its manufacturing facilities by the FDA before obtaining marketing approval of any products for sale in the United States. These manufacturers are also subject to periodic FDA inspections. In the event that violations of applicable standards are found, the Company may be required to cease distribution of some or all products and may be required to recall products already distributed.

REGULATION OF DRUG COMPOUNDS OUTSIDE OF THE UNITED STATES

  Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union procedures are available to companies wishing to market a product in more than one European Union member state. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

  To market its products in Europe, the Company also must satisfy foreign regulatory requirements, implemented by foreign health authorities, governing human clinical trials and marketing approval. In the United Kingdom, the sale and marketing of new drugs is subject to the approval of the Medicines Control Agency (the "MCA"). As in the United States, a company seeking regulatory approval must submit an application requesting such approval, which is referred to as a Product Licence Application ("PLA"). The PLA is submitted after completion of pre-clinical and clinical studies. The MCA may request additional clinical information on efficacy or safety before formally reviewing the application. Following a review of the PLA, the MCA makes a determination as to approval of the new drug compound. The review process in the United Kingdom is subject to many of the same uncertainties and risks associated with the approval of new drugs by the FDA in the United States. Furthermore, approval may entail ongoing requirements for post-marketing studies. Even if such regulatory approval is obtained, a marketed product and its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the MCA.

  Under a new regulatory system in Europe, marketing authorizations, broadly speaking, may be submitted at either a centralized, a decentralized or a national level. The centralized procedure is mandatory for the approval of biotechnology and high technology products and available at the applicant's option for other products. The centralized procedure provides for the first time in the European Union (the "EU") for the grant of a single marketing authorization which is valid in all EU Member States.

  As of January 1995, a mutual recognition procedure is available at the request of the applicant for all medicinal products which are not subject to the centralized procedure under the so called "decentralized procedure". The decentralized procedure, which will be mandatory beginning in January 1998, creates a new system for mutual recognition of national approval decisions, makes changes in existing procedures for national approvals and establishes procedures for coordinated EU actions on products, suspensions and withdrawals. Under this procedure, the holder of a national marketing authorization for which mutual recognition is sought may submit an application to one or more Member States, certify that the dossier is identical to that on which the first approval was based or explain any differences and certify that identical dossiers are being submitted to all Member States for which recognition is sought. Within 90 days of receiving the application and assessment report, each Member State must decide whether to recognize the approval. The procedure encourages Member States to work with applicants and other regulatory authorities to resolve disputes concerning mutual recognition. Lack of objection of a given country within 90 days automatically results in approval of the EU country. If such disputes cannot be resolved within the 90 day period provided for review, the application will be subject to a binding arbitration procedure. Notwithstanding these simplified procedures, the foreign regulatory approval process includes many of the risks associated with FDA approval set forth above. The PLA that the Company filed with the MCA for the acute ulcerative colitis indication, which was approved in July 1997, was filed under these mutual recognition procedures.

  The Company will choose the appropriate route of European regulatory filing to accomplish the most rapid regulatory approvals. However, there can be no assurance that the chosen regulatory strategy will secure regulatory approvals or approvals of the Company's chosen product indications.

COMPETITION

  Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. The Company believes that there are numerous pharmaceutical and biotechnology companies, both public and private and including large well known pharmaceutical companies, as well as academic research groups that are engaged in research and development efforts for gastrointestinal diseases and conditions addressed by the Company's current and potential products. In particular, the Company is aware of products in research or development by competitors that address the diseases being targeted by the Company's products. There can be no assurance that developments by others will not render the Company's current and potential products obsolete or noncompetitive. Competitors may be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than the Company. Many of the Company's competitors have substantially greater financial, marketing and human resources and development capabilities than the Company. For example, many large, well capitalized companies already offer products in the United States and Europe that will compete with the Company's proposed therapeutic applications of Colazide, including mesalamine (SmithKline Beecham plc, Dr. Falk Pharma GmbH, Pharmacia & Upjohn, Inc., Solvay S.A., The Procter & Gamble Company, and Hoechst Marion Roussel, Inc.), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.). Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of the Company's products, including Colazide, and could have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, manufacturers of generic drugs may seek to compete directly with the Company's products in the absence of effective patent protection or non-patent exclusivity protections.

FACILITIES

  The Company occupies approximately 7,500 square feet of office space in Palo Alto, California, approximately 200 square feet of office space in Hamilton, Bermuda, and approximately 260 square feet of office space in Dorset, England. The Palo Alto facility's lease extends through August 31, 2001. The Company considers this space adequate for its anticipated needs into the foreseeable future.

EMPLOYEES

  As of June 30, 1997, the Company had 17 employees. The Company believes that its future success will depend in part on its continued ability to attract, hire, and retain qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to identify, attract, and retain such personnel in the future. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND KEY EMPLOYEES

  The following table sets forth certain information concerning the executive officers, directors, and certain key employees of the Company and its subsidiaries, including their ages as of July 31, 1997 and their place of residence:

          NAME           AGE           POSITION                      RESIDENCE
          ----           ---           --------                      ---------
Randy W. Hamilton.......  44 Chairman, President and      Los Altos, California, U.S.A.
                             Chief Executive Officer
David Boyle.............  43 Vice President, Finance &    Cupertino, California, U.S.A.
                             Administration, and Chief
                             Financial Officer
John Brough.............  44 President, Glycyx            Southampton, Bermuda
                             Pharmaceuticals, Ltd.
Alvaro E. Carvajal......  54 Vice President, Information  San Francisco, California,
                             Systems (Salix               U.S.A.
                             Pharmaceuticals)
Lorin K. Johnson,         44 Vice President, Research,    Pleasanton, California, U.S.A.
 Ph.D...................     and Director
Robert P. Ruscher.......  37 Vice President, Corporate    Raleigh, North Carolina, U.S.A.
                             Development
James G. Shook, Ph.D....  57 Senior Vice President,       Redwood City, California, U.S.A.
                             Development (Salix
                             Pharmaceuticals)
Jay A. Lefton...........  41 Corporate Secretary          Toronto, Ontario, Canada
Lily Baxendale,
 F.R.S.C................  72 Director                     London, United Kingdom
Lawrance A. Brown,
 Jr.(/1/)(/2/)..........  69 Director                     Palo Alto, California, U.S.A.
John F.                   60 Director                     Gladwyne, Pennsylvania, U.S.A.
 Chappell(/1/)(/2/).....
Nicholas M. Ediger......  69 Director                     Fredericton, New Brunswick,
                                                          Canada
David E. Lauck..........  62 Director                     Florence, Oregon, U.S.A.

--------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.

  Randy W. Hamilton is a co-founder of the Company and has served as Chairman of its Board of Directors and President and Chief Executive Officer since December 1993. From November 1989 to December 1993, Mr. Hamilton served as President and Chief Executive Officer and as a director of Salix Pharmaceuticals, Inc. Prior to 1989, Mr. Hamilton served as Director of Planning and Business Development with SmithKline Diagnostics, Inc., a medical diagnostic subsidiary of SmithKline Beecham plc, a pharmaceutical company, and as head of Asian business development for California Biotechnology Inc. (now Scios, Inc.), a biotechnology company.

  David Boyle has served as the Company's Vice President, Finance and Administration, and Chief Financial Officer since November 1996. From May 1992 to October 1996, Mr. Boyle was employed by Ares Serono Group, a Swiss pharmaceutical company, most recently as Vice President, Finance and Administration (North America), and previously as Director, Business Analysis Group. Prior to joining Ares Serono, Mr. Boyle held various accounting and finance positions with Ernst & Young LLP.

  John Brough has served as President of Glycyx Pharmaceuticals, Ltd. since July 1996. From April 1995 to April 1996, he served as President, and from May 1989 to April 1995 as Director, Finance and Administration, of Syntex Pharmaceuticals International Ltd., a subsidiary of Syntex Corporation ("Syntex"), a pharmaceutical company acquired in 1994 by The Roche Group.

  Alvaro E. Carvajal has served as the Vice President, Information Systems of Salix Pharmaceuticals since August 1997. From January 1994 to August 1997, Mr. Carvajal served as the Director, Information Systems of Salix Pharmaceuticals. From 1989 to January 1994, he served as an international systems consultant for Syntex.

  Lorin K. Johnson, Ph.D. is a co-founder of the Company and has served as the Company's Vice President, Research, and as a member of its Board of Directors since December 1993. From November 1989 to December 1993, Dr. Johnson held the same positions at Salix Pharmaceuticals, Inc. Prior to co-founding Salix, Dr. Johnson served as Director of Scientific Operations at California Biotechnology Inc. Prior to joining California Biotechnology, Dr. Johnson was assistant Professor of Pathology at Stanford University Medical Center.

  Robert P. Ruscher has served as the Company's Vice President, Corporate Development, and General Counsel since February 1996. From May 1996 to November 1996, he also served as the Company's Chief Financial Officer. Since April 1994, Mr. Ruscher has been associated with the law firm of Wyrick, Robbins, Yates & Ponton, L.L.P. in Raleigh, North Carolina. From February 1993 to April 1994, Mr. Ruscher was an associate at the law firm Venture Law Group in Menlo Park, California, and from August 1989 to February 1993, he was an associate at the law firm Wilson Sonsini Goodrich & Rosati in Palo Alto, California.

  James G. Shook, Ph. D. has served as the Senior Vice President, Development of Salix Pharmaceuticals, Inc. since April 1997. From August 1994 to April 1997, Dr. Shook served as Vice President, Research and Development of Fujisawa Pharmaceuticals U.S.A., a pharmaceutical company. From September 1993 to August 1994, Dr. Shook served as Acting Vice President, Research and Development, and Vice President, Research and Development Operations at Fujisawa and from June 1992 to September 1993 as Vice President, Research and Development Operations and Project Director, Immunology.

  Jay A. Lefton has served as the Company's Corporate Secretary since April 1997. Mr. Lefton has been a partner of the law firm of Aird & Berlis in Toronto, Ontario since 1986, where he specializes in corporate and securities law. He is also a member of the Board of Directors of International Murex Technologies Corporation, a publicly-traded company on The Nasdaq National Market, and Harley Street Software Ltd. and Sumtra Diversified Inc., each of which is publicly-traded in Canada. Aird & Berlis has and is currently providing legal counsel to the Company in Canada.

  Lily Baxendale, F.R.S.C., has served as a director of the Company since July 1995. Miss Baxendale has served since 1983 as Managing Director of Biorex, a pharmaceutical development company, which she co-founded in 1950. Prior to 1983, Miss Baxendale served as a director and secretary of Biorex. Miss Baxendale is a Fellow of the Royal Society of Chemists.

  Lawrance A. Brown, Jr. has served as a director of the Company since October 1994 and as a member of its audit and compensation committees since December 1994. Since 1992, Mr. Brown has been a self-employed consultant. Prior to 1992, Mr. Brown was a General Partner of Continental Capital and, subsequently, a consultant to MBW Ventures. Before his venture capital activities, Mr. Brown worked for SmithKline Corporation, a pharmaceutical company, retiring as a Group Vice President.

  John F. Chappell has served as a director of the Company since September 1990 and as a member of its audit and compensation committees since December 1994. Since December 1990, Mr. Chappell has been President of Plexus Ventures, Inc., a private consulting firm specializing in advising early stage pharmaceutical companies. Prior to 1990, Mr. Chappell served in various capacities at SmithKline Beecham plc, most recently as Chairman, Worldwide Pharmaceuticals and a member of its Board of Directors. Mr. Chappell also serves as a director of Neurex Corporation.

  Nicholas M. Ediger has served as a director of the Company since February 1997. Since October 1988, Mr. Ediger has served as Managing Director of Sentinel Associates, a finance and energy consulting firm. Prior to joining Sentinel, Mr. Ediger served for 14 years as President and Chief Executive Officer of Eldorado Resources Ltd., an energy and mineral company. Prior to joining Eldorado, Mr. Ediger worked for 25 years with Gulf Oil Corporation, including as Chief Operating Officer of Gulf Minerals Canada Ltd.

  David E. Lauck is a co-founder of the Company and has served as a director since December 1993. Mr. Lauck served as the Company's Vice President, Development from February 1994 until June 1997 and has been working as a part time employee with the Company since such time. From December 1993 to January 1994, he was the Company's Director of European Development. Prior to December 1993, Mr. Lauck served as an officer and director of Salix Pharmaceuticals including in the positions of Director/Europe from October 1992 to December 1993 and Vice President of Regulatory Affairs from November 1989 to September 1992.

  All directors are elected at the annual meeting of shareholders and hold office until the election and qualification of their successors at the next annual meeting of shareholders. Officers of the Company serve at the discretion of the Board of Directors.

SCIENTIFIC ADVISORY BOARD

  The Company assembles teams of scientific and medical advisors to advise the Company on issues related to specific pharmaceutical products. The Company's current group of advisors are experts in gastrointestinal disease and specifically inflammatory bowel disease and colorectal cancer. The Company plans to assemble different advisory groups specific to other products under development. In certain cases, these advisors have agreed to be available for consultation for a specified number of days each year, but individuals may consult and meet informally with the Company on a more frequent basis. All of the Company's scientific and medical advisors are employed by major medical schools, research institutions, hospitals or other institutions and may have other commitments that may limit their availability to the Company. Salix's current advisory group is as follows:

                  NAME                                 POSITION
                  ----                                 --------
 Marvin H. Sleisenger, M.D., M.A.C.P... Consulting Medical Director of Salix
                                        and Professor of Medicine, University
                                        of California, San Francisco
 J.E. Lennard-Jones, M.D., F.R.C.P..... Professor Emeritus of
                                        Gastroenterology, University of
                                        London, England
 Young S. Kim, M.D..................... Professor of Medicine, University of
                                        California,
                                        San Francisco
 Stephen B. Hanauer, M.D............... Director, Gastrointestinal Clinical
                                        Research Center, University of Chicago
 James L. Madara, M.D.................. Professor of Pathology, Harvard
                                        Medical School
 Robert W. Beart, Jr., M.D............. Professor of Surgery, University of
                                        Southern California
 James M. Church, M.D.................. Member, Department of Colorectal
                                        Surgery,
                                        Cleveland Clinic
 Robert D. Madoff, M.D................. Clinical Assistant Professor of
                                        Surgery, Director of Research,
                                        University of Minnesota Medical School

  Marvin H. Sleisenger, M.D., MACP is the Consulting Medical Director of the Company and past Chairman of the Company's Scientific and Medical Advisory Board. Dr. Sleisenger is Professor of Medicine and Director, Cancer Research Institute at the University of California, San Francisco. He is author of Gastrointestinal Disease, a widely used medical textbook. Dr. Sleisenger is past President of the American Gastroenterological Association, a Fellow of the Royal College of Physicians (London) and a Master of the American College of Physicians.

  J.E. Lennard-Jones, M.D., FRCP, FRCS is Professor Emeritus of Gastroenterology at the University of London, England. Until recently, Dr. Lennard-Jones was a consulting gastroenterologist at St. Mark's Hospital in London, and he is Professor Emeritus at the London Hospital Medical College. He is past President of the British Society of Gastroenterology and President of the British Digestive Foundation. He has contributed to numerous scientific publications, primarily on topics related to inflammatory bowel disease.

  Young S. Kim, M.D. is a Professor of Medicine at the University of California at San Francisco, where he is also Scientific Director of the Colorectal Cancer Program. Dr. Kim is also Director of the Gastrointestinal Research Laboratory at the San Francisco Veterans Administration Medical Center. He has been associated with both of these institutions since 1968. Dr. Kim's major research interests are in the areas of experimental pathology in gastrointestinal neoplasms, glycoprotein biochemistry, and enzymology and membrane biochemistry of the gut. Dr. Kim has authored numerous articles in his areas of study and currently serves on the editorial boards of The International Journal of Experimental and Clinical Gastroenterology, Tumor Biology and Pancreas.

  Stephen B. Hanauer, M.D. has served as Director of the Gastrointestinal Clinical Research Center at the University of Chicago since 1983 and is co-director of the Inflammatory Bowel Disease Research Center at the University of Chicago. He was Chairman of the Clinical Affairs/Professional Education Committee of the Crohns & Colitis Foundation of America and has served on numerous other national committees in the field of gastroenterology. Dr. Hanauer served as a member of the FDA Advisory Panel for gastrointestinal products and has authored the FDA guidelines for the clinical evaluation of drugs for patients with inflammatory bowel disease. He has authored numerous articles in the field and is a reviewer for publications including the New England Journal of Medicine, Gastroenterology, the American Journal of Gastroenterology and the Annals of Internal Medicine. He is a member of the editorial board for the American Journal of Gastroenterology, Alimentary Pharmacology & Therapeutics, and the Journal of Inflammatory Bowel Disease.

  James L. Madara, M.D. is Associate Professor of Pathology and Associate Professor of Health Sciences and Technology at Harvard University. Dr. Madara has been associated with the Harvard Medical School since 1978. His major research interests are in the areas of regulation of intestinal epithelial permeability, inflammation of the intestinal epithelium and repair of epithelial wounding. He is an author of numerous articles in gastroenterological research and holds or has held editorial positions with Gastroenterology, The American Journal of Physiology (Cell), Epithelial Cell Biology, the Journal of Clinical Investigation and The American Journal of Pathology.

  Robert W. Beart, Jr., M.D. is currently a Professor of Surgery, specializing in colon and rectal surgery, at the University of Southern California in Los Angeles. His major research interests include prevention and management of recurrent colorectal cancer, fecal continence preservation, and related areas of gastrointestinal medicine. Previous academic appointments have included several positions with the Mayo Clinic School of Medicine. He has served as President of the American Society of Colon and Rectal Surgeons and has served on the editorial board of several medical journals in the fields of surgery, oncology and gastroenterology.

  James M. Church, M.D. is currently a member of the Colorectal Surgery Department of the Cleveland Clinic in Cleveland, Ohio. His major research interests include chemoprevention of colonic polyps, familial adenomatous polyposis, desmoid tumors, management of recurrent colorectal cancer, and related areas of colorectal surgery and medicine. Previous appointments have included positions at the University of Auckland in New Zealand. Dr. Church has been the recipient of numerous fellowships and awards and has published extensively in the field of colorectal disease and surgery.

  Robert D. Madoff, M.D. is currently a Clinical Assistant Professor of Surgery and Director of Research in the Division of Colon and Rectal Surgery at the University of Minnesota Medical School. His major research interests include management of polyps, inflammatory bowel disease, diverticular disease, colorectal cancer, fecal incontinence, and rectal prolapse. Previous appointments have included positions at the University of Massachusetts Medical School. He has served as Chief of the Colorectal Surgery Section of the Veterans Administration Medical Center in Minneapolis. Dr. Madoff has published and presented numerous papers in the field of colorectal disease and surgery.

DIRECTOR COMPENSATION

  The Company reimburses each member of the Company's Board of Directors for out-of-pocket expenses incurred in connection with attending Board meetings. In addition, directors Nicholas M. Ediger and Lawrance A. Brown are compensated $1,000 for each meeting of the Board they attend in person. Other than Messrs. Ediger and Brown, all directors are either employed by the Company and/or hold a substantial equity position in the Company, and no member of the Board of Directors currently receives any additional cash compensation for his or her service as director. In February 1997, Mr. Ediger was granted a non-qualified stock option under the Company's 1996 Stock Option Plan to purchase 10,000 Common Shares at an exercise price equal to the fair market value of the Common Shares on the date of grant. Such option vests at the rate of 1/36th of the shares subject to option per month. In addition, the Company paid Mr. Brown $11,500 during the year ended December 31, 1996 in connection with a consulting arrangement with the Company. Directors may from time to time provide services as consultants that may provide for additional consulting services at agreed upon rates.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for executive officers of the Company and administers various incentive compensation and benefit plans. The Compensation Committee consists of directors Lawrance A. Brown and John F. Chappell. Randy W. Hamilton, President and Chief Executive Officer of the Company, participates in all discussions and decisions regarding salaries and incentive compensation for all executive officers of the Company, except that he is excluded from discussions regarding his own salary and incentive stock compensation. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during each of the fiscal years in the three year period ended December 31, 1996, by (i) the Company's Chief Executive Officer and (ii) the Company's executive officers whose salary and bonus for fiscal year 1996 exceeded Cdn. $100,000, which totals approximately U.S. $73,000 based on a December 31, 1996 exchange rate of Cdn. $1.3696 per U.S. $1.00. The officers of the Company listed on the table set forth below are referred to collectively in this Prospectus as the "Named Executive Officers".

                          SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                      ANNUAL COMPENSATION (/1/)       SECURITIES    ALL OTHER
                             FISCAL --------------------------------  UNDERLYING   COMPENSATION
NAME AND PRINCIPAL POSITION   YEAR  SALARY (U.S. $)   BONUS (U.S. $) OPTIONS (#)  (U.S. $) (/2/)
---------------------------  ------ ---------------   -------------- ------------ --------------
Randy W. Hamilton.........    1996     $216,000            $--              --         $998
  Chairman, President and     1995       78,000             --              --           --
   Chief Executive Officer    1994      119,167             --              --           --

Lorin K. Johnson..........    1996      182,333             --              --          837
  Vice President, Research    1995       66,000             --              --           --
   and Director               1994      100,833             --              --           --

David E. Lauck(/3/).......    1996      181,113             --              --           --
  Former Vice President,      1995       63,308             --              --           --
   Development                1994       95,854             --              --           --

Robert P. Ruscher(/4/)....    1996      136,086             --              --          787
  Vice President,
   Corporate                  1995       52,677(/5/)        --          60,000           --
   Development                1994       12,500(/6/)        --           2,825           --

--------
(/1/) Other than the salary described herein, the Company did not pay any Named
      Executive Officer any fringe benefits, perquisites, or other compensation in excess of 10% of such executive officer's salary and bonus during fiscal years 1994, 1995 or 1996.
(/2/) Represents matching contributions under the Company's 401(k) retirement plan.
(/3/) Mr. Lauck resigned as the Company's Vice President, Development in June
      1997.
(/4/) Mr. Ruscher became the Company's Vice President, Corporate Development in
      February 1996.
(/5/) Represents compensation paid to Mr. Ruscher as Director of Corporate
      Affairs and General Counsel.
(/6/) Represents compensation paid to Mr. Ruscher as a consultant to the Company.

                       OPTION GRANTS IN FISCAL YEAR 1996

  No stock options were granted to any Named Executive Officer during the fiscal year ended December 31, 1996.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

  Options to purchase an aggregate of 2,825 Common Shares were exercised by a Named Executive Officer during the fiscal year ended December 31, 1996. The following table sets forth certain information regarding the exercise of stock options by the Named Executive Officers during the fiscal 1996 and stock options held as of December 31, 1996 by the Named Executive Officers.

                                                   NUMBER OF SECURITIES
                          SHARES                  UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                         ACQUIRED                       OPTIONS AT             IN-THE-MONEY OPTIONS AT
                            ON        VALUE         DECEMBER 31,1996(#)     DECEMBER 31, 1996(U.S. $)(/2/)
                         EXERCISE   REALIZED    --------------------------- ----------------------------------
NAME                       (#)    (U.S. $)(/1/) EXERCISABLE  UNEXERCISABLE   EXERCISABLE        UNEXERCISABLE
----                     -------- ------------- ------------ -------------- ---------------    ---------------
Randy W. Hamilton.......     --      $   --            --            --         $    --             $    --
Lorin K. Johnson........     --          --            --            --              --                  --
David E. Lauck..........     --          --            --            --              --                  --
Robert P. Ruscher.......  2,825       2,825        25,000        35,000          66,250              92,750

--------
(1) Based on the fair market value of the Common Shares on the date of exercise minus the exercise price.
(2) Based on the closing sales price in trading on The Toronto Stock Exchange on December 31, 1996 as converted to U.S. dollars at the exchange rate of Cdn. $1.3696 to U.S. $1.00 minus the exercise price for the applicable options.

STOCK PLANS

  The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and approved by the Company's shareholders in February 1996. The 1996 Plan provides for the grant of incentive stock options to employees (including officers and employee directors) and for the grant of non-statutory stock options to eligible participants. A total of 1,150,000 Common Shares have been reserved for issuance under the 1996 Plan; provided, however, that the number of Common Shares that may be optioned and sold under the 1996 Plan must not exceed the sum of (i) 711,175 Common Shares plus (ii) such number of Common Shares as are subject to outstanding and unexercised options under the Company's 1994 Stock Plan (the "1994 Plan" and, together with the 1996 Plan, the "Stock Plans") as of the date of adoption of the 1996 Plan, which options are thereafter canceled or otherwise terminated without exercise. Unless terminated sooner, the 1996 Plan will terminate automatically in 2006. The 1996 Plan replaced the 1994 Plan. Options and share purchase rights previously issued under the 1994 Plan shall be exercisable according to their terms.

  The 1996 Plan provides for administration by the Board of Directors of Company or by a committee approved by the Board (as applicable, the "Administrator"), in either case, in a manner that complies with requirements under the applicable state and federal corporate and securities laws, the Internal Revenue Code of 1986, as amended (the "Code"), and any applicable stock exchange. If permitted by Rule 16b-3 of the Exchange Act, the 1996 Plan may be administered by different bodies with respect to directors, officers and employees who are neither directors nor officers. The interpretation and construction of any provision of the 1996 Plan will be determined by the Administrator whose determination will be final and conclusive. The Administrator has the power to determine the terms of the options granted, including the exercise price of the option, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. However, no participant may be granted (i) more than 50% of the total number of shares reserved under the 1996 Plan within any twelve calendar month period, or (ii) options covering a number of shares that exceed 5% of the issued and outstanding Common Shares at the time of grant. With respect to grants to officers, the following limitations shall apply: (i) the maximum number of shares which may be granted under options held by all officers of the Company may not exceed 10% of the issued and outstanding shares of Common Shares at the time of grant (excluding shares issued pursuant to share compensation arrangements over the preceding 12-month period); (ii) the maximum number of shares which may be granted under options to any one officer and such officer's associates in any 12-month period shall be 5% of the issued and outstanding Common Shares at the time of grant (excluding shares issued pursuant to share compensation arrangements over the preceding 12-month period); and (iii) the maximum number of shares which may be granted under options to officers in any 12-month period shall be 10% of the issued and outstanding Common Shares at the time of grant (excluding shares issued pursuant to share compensation arrangements over the preceding 12-month period). In addition, the Administrator has the authority to amend, suspend or terminate the 1996 Plan, provided that no such action may affect any Common Shares previously issued and sold or any option previously granted under the 1996 Plan.

  Options granted under the 1996 Plan are not transferable by the optionee. Options granted under the 1996 Plan must generally be exercised within 90 days after the end of optionee's status as an employee or consultant of the Company, or within 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option's term.

  The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Shares on the date of grant. The exercise price of nonstatutory stock options granted under the 1996 Plan is determined by the Administrator, but with respect to nonstatutory stock options granted to officers, the exercise price must at least be equal to the fair market value of the Common Shares on the date of grant. With respect to any participant who owns shares possessing more than 10% of the voting power of all classes of the Company's outstanding share capital, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed 10 years.

  The 1996 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, each option shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options are not assumed or substituted for by the successor corporation, the Administrator shall provide for the optionee to have the right to exercise the option as to all of the optioned shares, including shares as to which it would not otherwise be exercisable. If the Administrator makes an option exercisable in full in the event of a merger or sale of assets, the Administrator shall notify the optionee that the option shall be fully exercisable for a period of 10 days from the date of such notice, and the option will terminate upon the expiration of such period.

  Options granted under the 1994 Plan must generally be exercised within three months of the end of the Optionee's status as an employee or consultant of the Company, within six months of such optionee's termination by disability or within six months after such optionee's death but in no event later than the expiration of 10 years from the grant of such options. Options granted under the 1994 Plan provide that in the event of a proposed sale of all or substantially all of the Company's assets or a merger of the Company with or into another corporation each outstanding option shall be assumed or an equivalent option substituted for by the successor corporation. If the successor corporation does not assume such option or substitute an equivalent option, the option shall vest in its entirety and become fully exercisable. If the option becomes fully exercisable in such case, the Board of Directors shall notify such optionee and the option shall be exercisable for a period of 10 days from the date of such notice, and will terminate upon the expiration of such period.

  As of June 30, 1997, an aggregate of 133,138 Common Shares had been issued upon exercise of options outstanding under the Stock Plans, and 7,000 Common Shares had been issued to consultants outside of the Stock Plans. Options to purchase an aggregate of 713,500 Common Shares at a weighted average exercise price of $3.72 were outstanding under the Stock Plans as of June 30, 1997. As of June 30, 1997, 303,362 Common Shares are available for issuance under future option grants. No share purchase rights remain outstanding under the 1994 Plan.

  As of June 30, 1997, there were outstanding options under the Stock Plans entitling the holders to acquire up to 713,500 Common Shares, all of which expire 10 years from the date of grant, as set out below:

                                                     EXERCISE  MARKET VALUE  MARKET VALUE OF
                                         NUMBER OF   PRICE PER OF SECURITIES   SECURITIES
 NAME OR DESCRIPTION                   COMMON SHARES  COMMON    OPTIONED AT    OPTIONED AT
  OF OPTION HOLDER      DATE OF GRANT  UNDER OPTION  SHARE(1)  DATE OF GRANT  JUNE 30, 1997
----------------------  -------------- ------------- --------- ------------- ---------------
Executive Officers      April 1994         40,000    Cdn.$1.35   Cdn.$1.35      Cdn.$8.50
 (5 persons)            July 1995          60,000    Cdn.$1.35   Cdn.$1.35      Cdn.$8.50
                        December 1996     120,000    Cdn.$5.00   Cdn.$5.00      Cdn.$8.50
                        April 1997        200,000    Cdn.$8.95   Cdn.$8.95      Cdn.$8.50

Directors               February 1997      10,000    Cdn.$4.80   Cdn.$4.80      Cdn.$8.50
 (1 person)

Employees who are not   April 1994        188,000    Cdn.$1.38   Cdn.$1.38      Cdn.$8.50
 Executive Officers or  May 1996           13,000    Cdn.$7.00   Cdn.$7.00      Cdn.$8.50
 Directors              May 1997           22,500    Cdn.$9.75   Cdn.$9.75      Cdn.$8.50
                        June 1997          60,000    Cdn.$8.70   Cdn.$8.70      Cdn.$8.50

 Total                                    713,500

--------
(1) The option agreements under the Company's Stock Plans provide for the payment of the applicable exercise price in United States dollars. For all options granted after May 1996, the exercise price is based on the fair market value of the Company's Common Shares on the last business day preceding the date of grant, as determined in trading on The Toronto Stock Exchange and converted into U.S. dollars at the then-applicable exchange rates.

  401(k) Plan. Salix Pharmaceuticals participates in a tax-qualified employee savings and retirement plan (the "401(k) Plan") which covers all of the Company's full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lower of 15% or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The Company makes matching contributions on behalf of all participants in the 401(k) Plan in the amount of 25% of employee contributions, provided, however, that for purposes of calculating such matching contributions, the employee's contribution shall be treated as not exceeding 6% of the employee's compensation. The Company may make additional discretionary contributions on an annual basis. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

  The Company does not currently have any employment contracts in effect with any Named Executive Officer.

  Under the Stock Plans, in the event of a merger or a change in control of the Company, under certain circumstances, vesting of options outstanding under the Stock Plans will automatically accelerate such that outstanding options will become fully exercisable, including with respect to shares for which such shares would be otherwise unvested. See "Stock Plans".

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Memorandum and Articles of Association that eliminate to the fullest extent permissible under British Virgin Islands law the liability of its directors to the Company for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

  At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Shares as of June 30, 1997 and as adjusted to reflect the sale of the 3,000,000 Common Shares offered by the Company hereby: (i) by each person or entity who is known by the Company to own beneficially more than 5% of the Common Shares; (ii) by each director of the Company; (iii) by the Named Executive Officers; and (iv) by all directors and executive officers of the Company as a group.

                                                  PERCENTAGE TOTAL SHARES(/2/)
                               NUMBER OF SHARES  ------------------------------
NAME AND ADDRESS(/1/)         BENEFICIALLY OWNED BEFORE OFFERING AFTER OFFERING
---------------------         ------------------ --------------- --------------
Randy W. Hamilton(/3/).......     1,038,982           14.6%           10.3%
Lorin K. Johnson(/4/)........       745,693           10.4%            7.3%
David E. Lauck...............       300,000            4.2%            3.0%
Robert P. Ruscher(/5/).......        39,435              *               *
Lily Baxendale(/6/)..........       323,124            4.5%            3.2%
Lawrance A. Brown, Jr........        37,668              *               *
John F. Chappell(/7/)........       879,494           12.3%            8.7%
Nicholas M. Ediger(/8/)......         1,667              *               *
All current executive
 officers and directors
 as a group (12
 persons)(/9/)...............     3,429,396           47.0%           33.3%

----------------
*Less than 1%.

(1) The address of each listed shareholder is c/o Salix Holdings, Ltd., 3600 West Bayshore Road, Suite 205, Palo Alto, California 94303.
(2) Applicable percentage ownership is based on 7,118,173 Common Shares outstanding as of June 30, 1997 and 10,118,173 Common Shares outstanding immediately following the completion of this offering, together with applicable options for such shareholder. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to community property laws, where applicable. Common Shares subject to options or warrants currently exercisable, or exercisable within 60 days after June 30, 1997, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. To the extent that any shares are issued upon exercise of options, warrants, or other rights to acquire the Company's share capital that are presently outstanding or granted in the future or reserved for future issuance under the Company's Stock Plans, there will be further dilution to new investors.
(3) Includes 1,667 Common Shares issuable upon exercise of outstanding warrants which are presently exercisable or will become exercisable within 60 days of June 30, 1997. Also includes 190,000 shares held by Mr. Hamilton's spouse, for which Mr. Hamilton disclaims beneficial ownership.
(4) Includes 33,333 Common Shares issuable upon exercise of outstanding warrants which are presently exercisable or will become exercisable within 60 days of June 30, 1997. Also includes 674,500 shares held by a trust for the benefit of Dr. Johnson and his wife and 37,860 Common Shares held by a family trust, the beneficiaries of which include Dr. Johnson's minor children. Dr. Johnson's wife is the trustee of both trusts.
(5) Includes 35,000 Common Shares issuable upon exercise of outstanding options and 833 Common Shares issuable upon exercise of outstanding warrants, which are presently exercisable or will become exercisable within 60 days of June 30, 1997.
(6) Represents 306,457 Common Shares held by Biorex Laboratories Limited and 16,667 Common Shares issuable upon exercise of outstanding warrants held by Biorex Laboratories Limited which are presently exercisable or will become exercisable within 60 days of June 30, 1997. Miss Baxendale is the Managing Director and a co-founder of Biorex Laboratories Limited.
(7) Includes 10,000 Common Shares issuable upon exercise of outstanding warrants which are presently exercisable or will become exercisable within 60 days of June 30, 1997.
(8) Represents 1,667 Common Shares issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of June 30, 1997.
(9) Includes 100,000 Common Shares issuable upon exercise of outstanding options and 70,833 Common Shares issuable upon exercise of outstanding warrants which are presently exercisable or will become exercisable within 60 days of June 30, 1997.

                         DESCRIPTION OF SHARE CAPITAL

GENERAL

  The Company is authorized to issue 20,000,000 Common Shares, no par value, and 5,000,000 undesignated Preferred Shares, no par value.

COMMON SHARES

  As of June 30, 1997, there were 7,118,173 Common Shares outstanding held of record by approximately 76 shareholders. As of June 30, 1997, options to purchase an aggregate of 713,500 Common Shares and warrants to purchase an aggregate of 602,331 Common Shares were also outstanding. See "Management-- Stock Plans".

  The holders of Common Shares are entitled to one vote per share on all matters to be voted on by shareholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of Preferred Shares, if any, the holders of Common Shares are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Shares after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Shares. The Common Shares have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Shares are, and the shares to be sold in this offering will be, fully paid and nonassessable.

PREFERRED SHARES

  The Company is authorized to issue 5,000,000 undesignated Preferred Shares. The Board of Directors has the authority to issue the Preferred Shares in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's shareholders. The issuance of Preferred Shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Shares. The Company has no current plans to issue any Preferred Shares.

WARRANTS

  As of June 30, 1997, there were outstanding warrants to purchase an aggregate of 602,331 Common Shares at an exercise price of $3.00. Warrants to purchase 399,999 Common Shares may be exercised at any time on or before the earliest to occur of the following: (i) July 25, 2003 or (ii) the closing of the Company's sale or acquisition of all or substantially all of its assets or the acquisition of the Company by another entity by means of a merger or other transaction the result of which is that shareholders of the Company immediately prior to such acquisition possess a minority of the voting power of the acquiring entity immediately following such acquisition (an "Acquisition"). Warrants to purchase 202,332 Common Shares are exercisable at any time on or before the earliest to occur of (i) January 17, 2000 or (ii) an Acquisition. The warrants to purchase 399,999 Common Shares described above include a net exercise provision that permits the holders to exercise the warrant without payment of cash by surrendering the warrant and receiving Common Shares equal to the value of the warrant surrendered in accordance with a formula set forth in the warrants. The warrants to purchase 202,332 Common Shares described above may be net exercised only following the Company's delivery of notice of an Acquisition. All outstanding warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise under certain circumstances, including share dividends, share splits, reorganizations, reclassifications or consolidations.

                           PRIOR SALES OF SECURITIES

  The following table sets forth the particulars of prior sales of equity securities of the Company since July 31, 1996 other than options granted and the Common Shares offered hereby.

                                           NUMBER OF  PRICE PER   AGGREGATE
DATE OF ISSUE                  SECURITY    SECURITIES SECURITY     PROCEEDS
-------------                  --------    ---------- --------- --------------
August 1996 and February
 1997(/1/).................. Common Shares   70,313       $1.00        $70,313
March and May 1997(/2/)..... Common Shares  200,000   Cdn.$7.00 Cdn.$1,400,000

--------
(1) Common Shares issued upon exercise of options to purchase Common Shares under the Company's Stock Plans.
(2) Common Shares issued upon exercise of warrants to purchase Common Shares granted to the underwriters in connection with the Canadian initial public offering in May 1996.

  COMPARISON OF CANADIAN, UNITED STATES AND BRITISH VIRGIN ISLANDS CORPORATE
                                     LAWS

  Under the laws of many jurisdictions in the United States and Canada, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in jurisdictions in the United States and Canada.

  While British Virgin Islands law does permit a shareholder of a British Virgin Islands corporation to sue its directors derivatively (i.e., in the name of and for the benefit of the corporation) and to sue the corporation and its directors for the shareholder's benefit and for the benefit of other similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands corporation being more limited than those of shareholders of a corporation organized in the United States or Canada.

  Directors of the Company have the power to take certain actions without shareholder approval, including an amendment of the Company's Memorandum of Association or Articles of Association or an increase or reduction in the Company's authorized capital, which would require shareholder approval under the laws of most jurisdictions in Canada and the United States. In addition, the directors of a British Virgin Islands corporation, subject to court approval but without shareholder approval (unless the court requires shareholder approval), may, among other things, implement a reorganization; certain mergers or consolidations; certain sales, transfers, exchanges or dispositions of assets, property, parts of the business or securities of the corporation; the winding-up or dissolution of the corporation, or any combination thereof, if they determine any such action is in the best interests of the corporation, its creditors, or its shareholders. The ability of directors to commence a winding up of a company under British Virgin Islands law may be restricted by the Company's Memorandum of Association and Articles of Association so that a company that has issued shares may only commence to wind-up and dissolve with the approval of the shareholders. In addition, where there is a proposal to dispose of more than 50% of the assets of a company (outside the ordinary course of business), British Virgin Islands law requires shareholder consent to render such disposition valid.

  As in most jurisdictions in the United States and Canada, the board of directors of a British Virgin Islands corporation is charged with the management of affairs of the corporation. In most jurisdictions in the United States and Canada, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many U.S. and Canadian jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under British Virgin Islands law, the liability of a corporate director to the corporation is limited to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation or to cases where the director has not exercised the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Under its Articles of Association, the Company is authorized to indemnify any person who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being a director, officer or agent of the Company, provided such person acted honestly and in good faith and with a view to the best interest of the Company and, in the case of a criminal proceedings, such person had no reasonable cause to believe that his conduct was unlawful. The Company's Articles of Association also obligate the Company to indemnify any director, officer or agent of the Company who was successful in any proceeding against expenses and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding, regardless of whether such person met the standard of conduct described in the preceding sentence.

  The foregoing description of certain differences between Canadian, United States and British Virgin Islands corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws.

APPLICABILITY OF CALIFORNIA LAW

  Section 2115 of the California General Corporate Law (the "California Corporate Law") makes substantial portions of the California Corporate Law applicable, with limited exceptions, to foreign corporations (i.e., any corporation domiciled outside the State of California) with more than half of their outstanding capital stock held of record by persons having addresses in California and more than half of the corporation's business conducted in the State of California (as measured by factors based on the corporations levels of property, payroll, and sales determined for California franchise tax purposes). Although the Company is incorporated in the British Virgin Islands, pursuant to Section 2115, certain provisions of the California Corporate Law may apply to the Company. The statutory provisions of the California Corporate Law to which the Company may be subject include, but are not limited to, provisions governing a director's standard of care in performing the duties of a director, the right of shareholders to vote cumulatively in the election of directors, the right of a director or shareholder to inspect corporate records, the ability of a corporation to indemnify officers, directors, and others, and the corporate requirements to effect a corporate reorganization (including mergers and acquisitions). Under Section 2115, the provisions of the California Corporate law made applicable to a foreign corporation apply to the exclusion of the law of the jurisdiction of incorporation of the foreign corporation.

                          CERTAIN TAX CONSIDERATIONS

  The following is a general summary of certain British Virgin Islands, Canadian and United States federal tax consequences of the purchase, ownership and disposition of shares by prospective purchasers of Common Shares. This summary is of a general nature only and prospective purchasers of Common Shares are advised to consult their own tax advisors with respect to the tax consequences, as well as with respect to the tax consequences in other jurisdictions, of the ownership of Common Shares applicable in their particular tax situations.

  The summary set forth below is based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Prospectus and are subject to any changes in such law, or in the interpretation thereof by the relevant taxation authorities, occurring after such date.

BRITISH VIRGIN ISLANDS TAXATION

  At the present time, there is no British Virgin Islands income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders, other than shareholders that are ordinarily resident in the British Virgin Islands.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the "Canadian Act") to purchasers of Common Shares pursuant to this offering who, for purposes of the Canadian Act, are resident in Canada, deal at arm's length with the Company and acquire and hold their Common Shares as capital property (a "Canadian Holder"). The Canadian Act contains provisions relating to the tax consequences to a taxpayer who holds shares in a "foreign affiliate" (the "Foreign Affiliate Rules"). Generally, a "foreign affiliate" (as defined in the Canadian Act) is a non-resident corporation in which the taxpayer owns at least a 1% equity percentage and, either alone, or together with related persons, owns at least a 10% equity percentage. The Canadian Act also contains provisions relating to securities held by certain financial instructions (the "Mark-to-Market Rules"). This summary does not take into account either the Foreign Affiliate Rules or the Mark-to-Market Rules and Canadian Holders in respect of which the Company is a "foreign affiliate" or that are "financial institutions" should consult their own tax advisors.

  This summary is based upon and takes into account the current provisions of the Canadian Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Canadian Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Amendments"), and the Company's understanding of the current administrative practices published by Revenue Canada. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account tax laws or considerations of any province or territory of Canada or any jurisdiction outside Canada. Moreover, there can be no assurance that the Amendments will be enacted as proposed or that the Canadian Act, the Regulations or administrative practices of Revenue Canada, respectively, will not change in a manner which will affect the tax consequences of the transactions to Canadian Holders.

  THIS SUMMARY IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POTENTIALLY RELEVANT CANADIAN FEDERAL INCOME TAX CONSIDERATIONS AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OF COMMON SHARES. THEREFORE, SUCH PERSONS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Dividends Received on Common Shares

  Dividends, if any, received by Canadian Holders on Common Shares must be included in computing their income. Canadian Holders who are individuals will not be entitled to the benefit of the gross-up and dividend tax credit rules in the Canadian Act. Canadian Holders which are corporations will not be entitled to deduct an amount in respect of such dividends in computing taxable income.

  A refundable tax of 6 2/3% is payable on investment income earned by a Canadian-controlled private corporation (as defined in the Canadian Act) which tax will be refunded when the corporation pays taxable dividends (at a rate of Cdn. $1.00 for every Cdn. $3.00 of taxable dividends paid). For this purpose, investment income includes dividends on the Common Shares and a portion of any taxable capital gain arising on a disposition of the Common Shares.

Disposition of Common Shares

  A disposition or deemed disposition of a Common Share by a Canadian Holder will give rise to a capital gain (or a capital loss) equal to the amount by which the actual or deemed proceeds of disposition, less the reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share to the Canadian Holder at such time. Where a Canadian Holder who holds previously acquired Common Shares acquires any Common Shares under this offering all such shares will be considered to be identical properties for the purposes of the Canadian Act. Accordingly, the cost of all such Common Shares must be averaged for the purpose of determining their adjusted cost base to the Canadian Holder.

  Generally, three-quarters of any capital gain realized will be required to be included in income as a taxable capital gain and three-quarters of any capital loss will be deductible, subject to certain limitations, from taxable capital gains in the year of disposition or the three preceding years or any subsequent year.

Information Reporting

  Certain Canadian Holders of Common Shares whose total cost amount (as defined in the Canadian Act) of "specified foreign property" (as defined in the Canadian Act), including the Common Shares, in a taxation year exceeds Cdn. $100,000 will be required to file an information return in respect of such specified foreign property. This reporting requirement applies for taxation years commencing after 1995; however, information returns are not required to be filed for the 1996, 1997 and 1998 taxation years before the later of April 30, 1998 and the day on or before which the return for the taxation year is otherwise required to be filed. Canadian Holders should consult their own advisors with respect to the application of this reporting requirement.

UNITED STATES FEDERAL INCOME TAXATION

  The following discussion is applicable to prospective purchasers of the Common Stock that are "U.S. Holders". For purposes of this discussion, a "U.S. Holder" means an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or partnership created or organized under the laws of the United States or any State thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  The following summary does not address the tax treatment of U.S. Holders who own, actually or constructively, 10% or more of the Company's outstanding voting stock and certain United States Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below.

  Taxation of Dividends. For United States federal income tax purposes, a U.S. Holder receiving a distribution with respect to the Common Stock generally will be required to include such distribution in gross income as a taxable foreign source dividend to the extent such distribution is paid from current or accumulated earnings and profits of the Company. Dividends received by United States corporate shareholders will not be eligible for the dividends received deduction allowed to United States corporations.

  Taxation of Capital Gains. Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations", a U.S. Holder will be liable for United States federal income tax on gains realized from the sale, exchange or other disposition of Common Stock to the same extent as on any other gains from sales, exchanges or disposition of shares. If the Common Stock constitutes a capital asset in the hands of the U.S. Holder, gain or loss generally will be capital gain or loss.

  Under the "Taxpayer Relief Act of 1997" (the "Taxpayer Act") the maximum rate applicable to long-term capital gains of individuals has been reduced to 20%. However, the Taxpayer Act also extends the holding period for long-term capital gains to 18 months for capital assets disposed of after July 28, 1997. Gain on capital assets held between 12 months and 18 months are subject to tax at a maximum rate of 28%.

  Personal Holding Companies. A non-United States corporation may be classified as a personal holding company (a "PHC") for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value (the "PHC Ownership Test") and (ii) such non-United States corporation receives 60% or more of its United States related gross income, as specifically adjusted, from certain passive sources such as royalty payments (the "PHC Income Test"). Such a corporation is taxed (currently at a rate of 39.6%) on certain of its undistributed United States source income (including certain types of foreign source income which are effectively connected with the conduct of a United States trade or business) to the extent amounts at least equal to such income are not distributed to shareholders.

  The Company does not believe that it currently satisfies either the PHC Ownership Test or the PHC Income Test and intends to manage its affairs so as to avoid becoming a PHC, to the extent consistent with its business goals.

  Foreign Personal Holding Companies. A non-United States corporation will be classified as a foreign personal holding company (an "FPHC") for United States federal income tax purposes if both of the two following tests are satisfied:
(i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value (the "FPHC Ownership Test") and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "FPHC Income Test").

  If the Company is classified as an FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are United States holders of Common Shares on the last taxable day of the Company's taxable year, or, if earlier, the last day on which it is classified as an FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. United States holders who dispose of their Common Shares prior to such date would not be subject to tax under these rules.

  The Company does not believe that it currently satisfies either the FPHC Ownership Test or the FPHC Income Test and intends to manage its affairs so as to avoid becoming a FPHC, to the extent consistent with its business goals.

  Passive Foreign Investment Companies. The Company may be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if certain tests are met. The Company will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. held the Common Stock either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value or, if the Company so elects, by adjusted basis) produce or are held for the production of passive income.

  Based on the anticipated sources of revenue of the Company in 1997, the Company does not believe that it will satisfy either of the tests for PFIC status for the taxable year ended December 31, 1997. However, there can be no assurance that the Internal Revenue Service will not challenge the Company's determination. In addition, because the determination of whether the Common Shares constitutes shares of a PFIC will be based upon the nature of the income and assets of the Company from time to time, there can be no assurance that the Company will not be considered a PFIC for any future taxable year. If the Company is a PFIC for any taxable year, U.S. Holders would be required to either (i) pay an interest charge together with tax calculated at maximum ordinary income rates on certain "excess distributions" (defined to include gain on a sale or other disposition of Common Shares) or (ii) if a Qualified Electing Fund ("QEF") election is made, to include in their taxable income certain undistributed amounts of the Company's income. Each U.S. Holder should consult its own tax advisor regarding the advisability of making the QEF election.

  United States Information Reporting and Backup Withholding. Generally the amount of dividends paid to U.S. Holders of Common Shares, the name and address of the recipient and the amount if any, of tax withheld must be reported annually to the Internal Revenue Service. A similar report is sent to the holder.

  Backup withholding tax at the rate of 31% will apply to certain payments made to U.S. Holders who fail to furnish certain identifying information under the United States information reporting rules. Amounts withheld from payments will be allowed as a credit against such U.S. Holders' United States Federal income tax liability.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Although the Common Shares offered hereby will be registered for sale under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), there is no public trading market for the Common Shares of the Company in the United States. After this offering, the 3,000,000 Common Shares offered hereby will trade only in Canada on The Toronto Stock Exchange under the symbol "SLX". No prediction can be made regarding the effect, if any, that market sales of Common Shares or the availability of Common Shares for sale will have on the prevailing market price of the Common Shares from time to time. As described below, certain outstanding Common Shares are subject to contractual and legal restrictions on resale. Sales of substantial amounts of Common Shares in the public market after the restrictions lapse could adversely affect the prevailing market price of the Company's securities on The Toronto Stock Exchange.

  Upon completion of this offering, the Company will have approximately 10,118,173 Common Shares outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, all of the 3,000,000 Common Shares sold in this offering will be freely tradeable in the United States without restriction (unless such shares are held by an "affiliate" of the Company as such term is defined in the U.S. Securities Act). An additional 2,200,000 Common Shares were issued in connection with the Company's initial public offering in Canada in May 1996 (the "Canadian IPO"). The Common Shares issued in the Canadian IPO and all other outstanding Common Shares available for resale under applicable securities laws currently trade on The Toronto Stock Exchange under the symbol "SLX.s", carry a legend reflecting the Company's reliance, in connection with the Canadian IPO, on the exemption from the registration requirements of the U.S. Securities Act set forth in Regulation S thereunder, and are not presently available for resale in the United States or to "U.S. Persons" (as defined in Regulation S) in the absence of an exemption from registration under the U.S. Securities Act. It is the Company's current intention to authorize the removal of the Regulation S legend from all shares currently bearing such legend on May 28, 1998. After May 28, 1998, all shares that are then freely tradeable on The Toronto Stock Exchange will trade under the symbol "SLX". Prior to May 28, 1998, shareholders may request that the Company remove applicable legends in connection with resales on The Toronto Stock Exchange, subject to the shareholder's ability to establish, to the satisfaction of the Company and its legal counsel, that such shares may be resold in the United States in compliance with the requirements of the U.S. Securities Act. Following removal of the legend, such Common Shares will be freely tradeable in the United States without restriction or further registration under the U.S. Securities Act (except for shares that are held by an affiliate of the Company as that term is defined in Rule 144 under the U.S. Securities Act).

  Of the 7,118,173 Common Shares outstanding prior to the completion of this offering, except for shares purchased by affiliates of the Company, (i) the 2,200,000 Common Shares issued in connection with the Canadian IPO and approximately 500,000 Common Shares issued in other transactions will be available for resale in accordance with Regulation S at any time on The Toronto Stock Exchange, subject to the legend removal conditions set forth above, and (ii) approximately 1,165,000 Common Shares will be available for resale only in compliance with Rule 144(k) or another exemption under the U.S. Securities Act. Approximately 3,259,000 Common Shares are held by affiliates of the Company and are subject to additional legal and contractual restrictions on resale. See "Risk Factors--Price Volatility; Limited Trading Volume".

  Outstanding Common Shares will generally be available for resale pursuant to Rule 144(k) under the U.S. Securities Act if the holder is not an affiliate of the Company and has held the Common Shares for at least two years (including the holding period of any prior holder other than an affiliate) from the later to occur of the date on which the shares were purchased or the date on which the purchaser paid the full consideration for the shares. In general, under Regulation S as currently in effect, outstanding Common Shares issued and sold by the Company in reliance on the exemption under Regulation S will be eligible for legend removal and resale in the United States or to U.S. Persons if the Common Shares have been held for at least one year from the date of purchase in a transaction meeting the requirements of

Regulation S. The United States Securities and Exchange Commission (the "SEC") is currently evaluating a proposal that would, among other things, classify all equity securities of domestic issuers placed offshore under Regulation S as "restricted securities" under Rule 144 of the U.S. Securities Act. Such a proposal, if adopted, would reinforce the SEC's current view that any person who would be considered an "underwriter" within the meaning of the U.S. Securities Act may not resell securities sold in reliance on Regulation S following expiration of the applicable Regulation S restricted period in the absence of registration or an exemption therefrom. In particular, such persons may not assume the availability of the exemption set forth in Section 4(1) of the U.S. Securities Act with respect to resales of securities in the United States or to U.S. Persons. The Company's decision to refrain from removing any Regulation S legend on the Common Shares prior to May 28, 1998 except upon satisfaction of the conditions described above is subject to change in the event of further regulation or guidance from the SEC.

  In connection with the completion of this offering, Biorex and certain executive officers and directors of the Company holding 3,035,626 Common Shares are expected to agree with the Underwriters not to sell, transfer, or assign any Common Shares or any securities convertible or exercisable or exchangeable for Common Shares, held or controlled, directly or indirectly, by such shareholders, without the prior written consent of Levesque Beaubien Geoffrion Inc. on behalf of the Underwriters, which consent will not be unreasonably withheld, for a period of 90 days following the closing date of the offering. The Company has agreed to a similar 90-day restriction with respect to the issuance of new Common Shares. The Company may, however, grant options to purchase Common Shares pursuant to the Stock Plans and may issue Common Shares pursuant to the exercise of granted options and outstanding warrants, as well as in connection with licensing arrangements or other acquisitions by the Company of assets or rights in the ordinary course of business.

OPTIONS

  As of June 30, 1997, options to purchase 713,500 Common Shares were outstanding, of which options to purchase approximately 264,111 Common Shares were then vested and exercisable. In addition, 133,138 Common Shares were issued and outstanding under the Stock Plans, and an additional 7,000 Common Shares had been issued to consultants outside of the Stock Plans. Concurrently with the effectiveness of the offering contemplated by this Prospectus, the Company intends to file a Registration Statement on Form S-8/S-3 covering the 1,150,000 Common Shares reserved for issuance under the Stock Plans and covering for resale approximately 1,960,000 Common Shares issued under the Stock Plans or to consultants outside of the Stock Plans and pursuant to founders' Stock Purchase Agreements.

ESCROWED SHARES

  Pursuant to an escrow agreement dated May 10, 1996, among Randy W. Hamilton, Lorin K. Johnson, David E. Lauck, John F. Chappell and Biorex (collectively, the "Escrowed Shareholders"), the Company and Montreal Trust Company of Canada (the "Escrow Agent"), 2,747,753 Common Shares (the "Escrowed Shares") were placed in escrow by the Escrowed Shareholders. The Escrowed Shares are subject to release from escrow as follows: 10% of the Escrowed Shares were released nine months after May 17, 1996, (the date of the issuance by the securities regulatory authorities in the applicable provinces of a receipt for the Prospectus relating to the Company's initial public offering of shares in Canada (the "Initial Release Date"); a further 20% of the Escrowed Shares will be released on each of the first, second and third anniversaries of the Initial Release Date; and 30% of the Escrowed Shares will be released on the fourth anniversary date of the Initial Release Date.

                             PLAN OF DISTRIBUTION

  Pursuant to an underwriting agreement (the "Underwriting Agreement") dated October 16, 1997 between the Company and Levesque Beaubien Geoffrion Inc., Yorkton Securities Inc., Marleau, Lemire Securities Inc. and Midland Walwyn Capital Inc. (collectively, the "Underwriters"), the Company has agreed to issue and sell and the Underwriters have severally agreed to purchase on October 24, 1997, or on such other date, not later than November 26, 1997, as may be agreed upon, subject to the terms and conditions stated therein, the number of Common Shares (the "Offered Shares") set forth opposite their names below at a price of Cdn.$7.00 per Common Share, payable against delivery of certificates for such Common Shares. The Company has agreed to pay the Underwriters a fee of Cdn.$0.455 per share for their services in connection with this offering.

                                                                      NUMBER OF
          UNDERWRITER                                                  SHARES
          -----------                                                 ---------
   Levesque Beaubien Geoffrion Inc...................................   900,000
   Yorkton Securities Inc............................................   900,000
   Marleau, Lemire Securities Inc....................................   600,000
   Midland Walwyn Capital Inc........................................   600,000
                                                                      ---------
    Total............................................................ 3,000,000
                                                                      =========

  The Underwriters will offer the Offered Shares in Canada and elsewhere outside the United States, and, through their respective United States broker-dealer affiliates, in the United States. The respective United States broker-dealer affiliates of the Underwriters are NBC Levesque International Ltd., Yorkton Capital Inc., Marleau Lemire (USA), Inc., and Midland Walwyn Capital Corporation.

  The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any of the Offered Shares are purchased pursuant to the Underwriting Agreement, the Underwriters will be obligated to take up and pay for all of the Offered Shares.

  Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Underwriters may not, during the period of distribution under this Prospectus, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid of purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the market price of the Common Shares. These exceptions include a bid or purchase permitted under the rules and by-laws of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions may be commenced or interrupted at any time during the period of distribution.

  The Underwriters have further advised the Company that, pursuant to Regulation M under the U.S. Securities Act, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of Common Shares at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Shares on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Shares. A "syndicate covering transaction" is the bid for or the purchase of the Common Shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Underwriters to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the Common Shares originally sold by such Underwriter or syndicate member is purchased by the Underwriters in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Underwriters have advised the Company that such transactions may be effected on The Toronto Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

  The Company has granted to the Underwriters, an option, exercisable during the 60-day period following the date of closing of this offering, to purchase up to 450,000 additional Common Shares at the price set forth on the front cover page of this Prospectus payable in cash to the Company against delivery of the certificates representing those Common Shares, to cover over-allotments, if any. Such option may be exercised in whole or in part at any time until the close of business on the 60th day after the date of the closing of this offering. The Company has agreed to pay the Underwriters a fee of Cdn.$0.455 per Common Share in respect of such additional Common Shares. The Common Shares received by the Underwriters on exercise of the over-allotment option will be qualified in Canada by this Prospectus and registered in the United States pursuant to the registration statement of which this Prospectus forms a part.

  In connection with the completion of this offering, Biorex and certain executive officers and directors of the Company holding 3,035,626 Common Shares are expected to agree with the Underwriters not to sell, transfer, or assign any Common Shares or any securities convertible or exercisable or exchangeable for Common Shares, held or controlled, directly or indirectly, by such shareholders, without the prior written consent of Levesque Beaubien Geoffrion Inc. on behalf of the Underwriters, which consent will not be unreasonably withheld, for a period of 90 days following the anticipated closing date of the offering. The Company has agreed to a similar 90-day restriction with respect to the issuance of new Common Shares. The Company may, however, grant options to purchase Common Shares pursuant to the Stock Plans and may issue Common Shares pursuant to the exercise of granted options and outstanding warrants, as well as in connection with licensing arrangements or other acquisitions by the Company of assets or rights in the ordinary course of business.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Underwriters have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority in excess of 5% of the number of Common Shares offered hereby.

  Purchasers are required to pay for the Common Shares in Canadian dollars. The Underwriters have arranged, subject to applicable laws or regulations, for the conversion of United States dollars into Canadian dollars to enable United States purchasers to pay for the Common Shares. Such conversion will be made by the Underwriters on such terms and subject to such conditions, limitations and charges as the Underwriters establish in accordance with their foreign exchange practices. All costs of exchange will be borne by the purchasers of the Common Shares.

  The foregoing summarizes the material terms of the Underwriting Agreement and is qualified in its entirety by the Underwriting Agreement.

                                 LEGAL MATTERS

  Certain legal matters relating to the distribution of the Common Shares in Canada will be passed upon for the Company by Aird & Berlis, Barristers and Solicitors, Toronto, Ontario and for the Underwriters by McCarthy Tetrault, Barristers and Solicitors, Toronto, Ontario.

  The validity of the Common Shares offered hereby will be passed upon for the Company by Harney, Westwood and Riegels, Road Town, Tortola, British Virgin Islands. Certain U.S. legal matters in connection with this offering will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario.

                                   AUDITORS

  The consolidated financial statements of the Company at December 31, 1995 and 1996 and for each of the five years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                TRANSFER AGENT

  The transfer agent for the Common Shares is Montreal Trust Company of Canada, at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

                              MATERIAL CONTRACTS

  Except as indicated below, each of the following contracts is material to the Company's business and has been filed as an exhibit to the Company's Registration Statement on Form S-1 with the SEC in accordance with the rules and regulations of the SEC. In addition, the material contracts identified in items 1 through 3 below were entered into outside the ordinary course of the Company's business within the prior two years and are required to be disclosed and made available to Canadian investors in accordance with the rules of certain Canadian securities regulators:

   1. Underwriting Agreement dated as of October 16, 1997 by and among the Company, Levesque Beaubien Geoffrion Inc., Yorkton Securities Inc., Marleau, Lemire Securities Inc., and Midland Walwyn Capital Inc;

   2. Agency Agreement dated May 15, 1996 among the Company and Haywood Securities Inc., Dlouhy Investments Inc., and Moss, Lawson & Co. Limited;+

   3. Warrant Indenture between the Company and the Trustee, dated as of January 12, 1996;+

   4. Form of Indemnification Agreement between the Company and each of its officers and directors;

   5. Form of 1994 Stock Plan for Salix Holdings, Ltd. and form of Stock Option and Restricted Stock Purchase Agreements thereunder;

   6. Form of 1996 Stock Plan for Salix Holdings, Ltd. and form of Stock Option Agreement thereunder;

   7. Amendment Agreement effective as of September 17, 1992 by and among Glycyx Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Biorex Laboratories Limited;*

   8. License Agreement dated September 17, 1992, between Biorex Laboratories Limited and Glycyx Pharmaceuticals, Limited, and letter agreement amendments thereto;*

   9. Research and Development Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto;*

  10. Distribution Agreement dated September 21, 1992 between Glycyx Pharmaceuticals, Ltd. and AB Astra;*

  11. Amended and Restated License Agreement by and between Salix
       Pharmaceuticals, Inc. and Biorex Laboratories Limited, dated April 16, 1993;*

  12. Co-Participation Agreement dated April 30, 1993, between Salix Pharmaceuticals, Inc. and AB Astra, as amended by Amendment No. 1 thereto, effective September 30, 1993;*

  13. Manufacturing Agreement dated September 15, 1993 between Courtaulds Chemicals (Holdings) Limited and Glycyx Pharmaceuticals, Ltd.;*

  14. Distribution Agreement dated September 23, 1994, between Glycyx Pharmaceuticals, Ltd, and Menarini International Operations Luxembourg SA and amendments thereto;*

  15. License Agreement dated June 24, 1996 between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Inc.;*

  16. Supply Agreement dated June 24, 1996 between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Inc.;* and

  17. Forms of Warrant issued by the Company January 17, 1995 and July 25,
       1995.
--------
+ This agreement has not been filed with the SEC.

* Confidential treatment has been requested with respect to certain portions of this agreement pursuant to a request for confidential treatment filed with the SEC. Portions omitted from the Company's SEC filing have been submitted separately to the SEC.

  Copies of each of the foregoing agreements filed with the SEC are available on the SEC's worldwide web site at http://www.sec.gov, at the offices of the SEC, and at the offices of the National Association of Securities Dealers, Inc. See "Additional Information". Copies of the agreements numbered 1-3 above, being material contracts entered into outside the ordinary course of the Company's business within the prior two years, will be made available to Canadian investors during normal business hours at any time during the period of the distribution of the Common Shares offered by this Prospectus and for a period of 30 days thereafter at the offices of Aird & Berlis, Barristers and Solicitors, BCE Place, Suite 1800, Box 754, 181 Bay Street, Toronto, Ontario M5J 2T9.

                     CANADIAN PURCHASERS' STATUTORY RIGHTS

  Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchasers, but such remedies must be exercised by the purchaser within the time limit prescribed by the securities legislation of his or her Province. The purchaser should refer to the applicable provisions of the securities legislation of his or her Province for the particulars of these rights or consult with a legal advisor.

                            ADDITIONAL INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 (the "Registration Statement") under the U.S. Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Shares, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and through the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

                                    GLOSSARY

4-ABA................... 4 aminobenzoyl alanine, the carrier molecule in
                         Colazide.

5-ASA................... 5-aminosalicylic-acid, the active ingredient in
                         Colazide and some other Inflammatory Bowel Disease drugs.

Acute ulcerative
 colitis................ An acute episode of ulcerative colitis often associated with diarrhea, rectal bleeding and abdominal pain.

Antibiotic.............. An agent that kills microorganisms or suppresses their multiplication or growth.

Antibiotic associated
 colitis (AAC).......... An acute inflammatory bowel disorder associated with antibiotic use.

C. difficile............ Clostridium difficile, a bacterium that is associated with certain infectious gastrointestinal diseases.

Balsalazide............. The generic name for the Company's initial licensed inflammatory bowel disease product, of which the first drug developed therefrom is balsalazide disodium.

Chronic ulcerative
 colitis................ See Ulcerative Colitis.

Colazide................ Trade name of the Company's initial licensed and developed drug, balsalazide disodium.

Colectomy............... Surgical removal of the entire colon.

Colonic Polyps ......... Polyps occurring in the colon.

Corticosteriods......... Any of the steroid chemical compounds produced by the adrenal cortex, or their synthetic equivalents.

Crohn's disease......... A disease characterized by chronic inflammation of the colon, small intestine, and gastrointestinal tract, often associated with diarrhea, rectal bleeding and abdominal pain.

Diverticular disease.... Sacs or pouches of variable size created by herniations of the inner lining of the colon through defects in the outer muscular wall of the colon.

Diverticulitis.......... Inflammation of a diverticulum which may undergo perforation and abscess formation.

Familial adenomatous
 polyposis (FAP)........ A hereditary condition associated with the rapid development of vast numbers of colonic polyps.

FDA..................... The United States Food and Drug Administration.

Good Clinical Practice
 (GCP).................. Good Clinical Practice regulations--the minimum standards as set by the FDA required in the conduct and monitoring of clinical trials to ensure the protection of the rights and safety of subjects.

Good Manufacturing
 Practice (GMP)......... Good Manufacturing Practice regulations--the minimum standards as set by the FDA required for the manufacture, processing, packaging or holding of a drug to ensure that the drug meets the requirements of safety, identity, strength, quality and purity.

Hepatic encephalopathy..  A neuropsychiatric syndrome due to liver disease.

H. pylori...............  Helicobacter pylori, the bacterium that is believed to be the underlying cause of most peptic ulcers.

Immunosuppressive
 drugs..................  Drugs that artificially prevent or diminish the body's immune response; can be used to prevent organ transplant rejection and to treat certain inflammation disease.

Investigational New Drug
 (IND)..................  Investigational New Drug application--the application required in order to conduct clinical trials with an investigational drug in the United States.

Inflammatory Bowel
 Disease (IBD)..........  A collective term for two chronic diseases of the gastrointestinal tract: ulcerative colitis and Crohn's disease.

Infectious diarrhea.....  Increased volume, fluidity or frequency of bowel movements caused by the presence of pathogenic bacteria in the gastrointestinal tract.

MCA.....................  The Medicines Control Agency, an administrative agency regulating the marketing of pharmaceutical products in the United Kingdom.

New Drug Application
 (NDA)..................  An application requesting approval from the FDA to market a drug in the United States.

NSAIDs..................  Non-steroidal anti-inflammatory drugs.

Peptic ulcer............  An erosion of the lining of the stomach, esophagus, or duodenum (upper portion of the small bowel) caused by the action of stomach acids.

Perioperative
 prophylaxis............  Measures taken before, during and immediately after a surgical procedure to prevent or minimize the infection of a surgical wound.

Polyp...................  Benign or cancerous growths, protruding from a mucous membrane.

Polypectomy.............  Surgical removal of polyps from the colon.

Rifaximin ..............  The generic name for a broad spectrum, bactericidal, semi-synthetic antibiotic used to treat various gastrointestinal infections.

Rifamycin class of
 antibiotics............  A class of antibiotics with broad spectrum antibacterial activity.

Sulfasalazine...........  The original azo-bonded, 5-ASA-containing therapeutic used to treat ulcerative colitis.

Ulcerative colitis......  A disease characterized by chronic inflammation of the colon, often associated with diarrhea, rectal bleeding and abdominal pain.

                              SALIX HOLDINGS, LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                           PAGE
                                                                           ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIVE YEARS ENDED
 DECEMBER 31, 1996
Report of Independent Auditors...........................................   F-2
Consolidated Balance Sheets..............................................   F-3
Consolidated Statements of Operations....................................   F-4
Consolidated Statement of Shareholders' Equity (Net Capital Deficiency)..   F-5
Consolidated Statements of Cash Flows....................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH
 PERIODS ENDED JUNE 30, 1997 AND 1996
Condensed Consolidated Balance Sheets....................................  F-17
Condensed Consolidated Statements of Operations..........................  F-18
Condensed Consolidated Statement of Shareholders' Equity.................  F-19
Condensed Consolidated Statements of Cash Flows..........................  F-20
Notes to Condensed Consolidated Financial Statements.....................  F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Salix Holdings, Ltd.

  We have audited the accompanying consolidated balance sheets of Salix Holdings, Ltd. as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity (net capital deficiency), and cash flows for each of the five years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salix Holdings, Ltd. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the five years in the period ended December 31, 1996, in conformity with accounting principles generally accepted in the United States.

                                          (Signed) Ernst & Young LLP

Palo Alto, California
March 18, 1997

                              SALIX HOLDINGS, LTD.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                          (EXPRESSED IN U.S. DOLLARS)

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
ASSETS
Current assets:
  Cash and cash equivalents (Note 2).........................  $ 5,624  $   188
  Other current assets.......................................       79       34
                                                               -------  -------
    Total current assets.....................................    5,703      222
Property and equipment, net (Note 2).........................      145      179
Other assets.................................................       10       32
                                                               -------  -------
                                                               $ 5,858  $   433
                                                               =======  =======
LIABILITIES AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable...........................................  $   667  $   881
  Secured promissory note....................................      --       363
  Accrued salaries...........................................      --       297
  Other current liabilities..................................       43      328
  Advances from licensees (Note 6)...........................      --     1,186
  Unearned revenue (Note 6)..................................      --       599
  Amount due licensor (Note 5)...............................      555      --
                                                               -------  -------
    Total current liabilities................................    1,265    3,654
Convertible unsecured promissory notes (Note 10).............      --       607
Unsecured promissory notes (Note 10).........................      --     1,200
Accrued interest.............................................      --        98
Amount due to licensor (Note 5)..............................      --       100
Commitments (Note 7)
Shareholders' equity (net capital deficiency) (Note 8):
  Preferred stock, issuable in series, no par value;
   5,000,000 shares authorized; 466,445 convertible preferred shares, issued and outstanding at December 31, 1995 (none
   at December 31, 1996).....................................      --       845
  Common stock, no par value; 20,000,000 and 15,000,000
   shares authorized at December 31, 1996 and 1995,
   respectively; 6,858,173 shares and 3,150,965 shares issued and outstanding at December 31, 1996 and 1995,
   respectively..............................................   13,194       79
  Accumulated deficit........................................   (8,601)  (6,150)
                                                               -------  -------
    Shareholders' equity (net capital deficiency)............    4,593   (5,226)
                                                               -------  -------
                                                               $ 5,858  $   433
                                                               =======  =======

      ON BEHALF OF THE BOARD:

    (Signed) LAWRANCE A. BROWN, JR.           (Signed) NICHOLAS M. EDIGER
                Director                                Director

   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                          (EXPRESSED IN U.S. DOLLARS)

                                           YEARS ENDED DECEMBER 31,
                                    ------------------------------------------
                                     1996     1995     1994     1993    1992
                                    -------  -------  -------  ------  -------
Revenues:
  License revenue (Note 6)......... $ 1,186  $   --   $   --   $1,000  $ 1,712
  Revenue from collaborative
   agreements (Note 6).............     634    1,990    2,827   3,439    1,212
                                    -------  -------  -------  ------  -------
    Total revenues.................   1,820    1,990    2,827   4,439    2,924
                                    -------  -------  -------  ------  -------
Expenses:
  License fees (Note 5)............     605      100      --      --       --
  Research and development (Note
   2)..............................   2,053    2,888    3,199   4,321    3,539
  General and administrative.......   1,731    1,334    1,125     873      408
                                    -------  -------  -------  ------  -------
    Total expenses.................   4,389    4,322    4,324   5,194    3,947
                                    -------  -------  -------  ------  -------
Loss from operations...............  (2,569)  (2,332)  (1,497)   (755)  (1,023)
Interest income....................     290       18       48      48       15
Interest expense...................    (172)    (106)      (3)     (7)      (3)
                                    -------  -------  -------  ------  -------
    Net loss....................... $(2,451) $(2,420) $(1,452)   (714)  (1,011)
                                    =======  =======  =======  ======  =======
Net loss per share................. $ (0.46) $ (0.77) $ (0.46) $(0.23) $ (0.38)
                                    =======  =======  =======  ======  =======
Shares used in computing net loss
 per share.........................   5,365    3,149    3,144   3,144    2,688
                                    =======  =======  =======  ======  =======


   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

    CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                          (EXPRESSED IN U.S. DOLLARS)

                         PREFERRED                                            SHAREHOLDERS'
                           STOCK     COMMON STOCK        NOTE                    EQUITY
                         --------- -----------------  RECEIVABLE  ACCUMULATED (NET CAPITAL
                          AMOUNTS   SHARES   AMOUNTS FROM OFFICER   DEFICIT    DEFICIENCY)
                         --------- --------- ------- ------------ ----------- -------------
Balance at December 31,
 1991...................   $ 395   1,207,500 $    32    $ --        $  (553)     $  (126)
 Issuance of Salix
  common stock for cash
  and notes receivable..     --      131,260      26      (11)          --            15
 Issuance of Salix
  Series C preferred
  stock for cash........     450         --      --       --            --           450
 Issuance of Glycyx
  common stock for
  cash..................     --    1,805,205      14      --            --            14
 Net loss...............     --          --      --       --         (1,011)      (1,011)
                           -----   --------- -------    -----       -------      -------
Balance at December 31,
 1992...................     845   3,143,965      72      (11)       (1,564)        (658)
 Net loss...............     --          --      --       --           (714)        (714)
                           -----   --------- -------    -----       -------      -------
Balance at December 31,
 1993...................     845   3,143,965      72      (11)       (2,278)      (1,372)
 Repayment of note
  receivable............     --          --      --        11           --            11
 Net loss...............     --          --      --       --         (1,452)      (1,452)
                           -----   --------- -------    -----       -------      -------
Balance at December 31,
 1994...................     845   3,143,965      72      --         (3,730)      (2,813)
 Issuance of common
  stock.................     --        7,000       7      --            --             7
 Net loss...............     --          --      --       --         (2,420)      (2,420)
                           -----   --------- -------    -----       -------      -------
Balance at December 31,
 1995...................     845   3,150,965      79      --         (6,150)      (5,226)
 Issuance of common
  stock for conversion
  of debentures,
  including accrued
  interest..............     --    1,167,625   3,503      --            --         3,503
 Issuance of common
  stock for conversion
  of Series A, B and C
  convertible preferred
  stock.................    (845)    466,445     845      --            --           --
 Issuance of common
  stock in connection
  with the Company's
  initial public
  offering of
  securities, net of
  issuance costs of
  $1,473................     --    2,000,000   8,694      --            --         8,694
 Issuance of common
  stock upon exercise of
  stock options.........     --       73,138      73      --            --            73
 Net loss...............     --          --      --       --         (2,451)      (2,451)
                           -----   --------- -------    -----       -------      -------
Balance at December 31,
 1996...................   $ --    6,858,173 $13,194    $ --        $(8,601)     $ 4,593
                           =====   ========= =======    =====       =======      =======

   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                 (IN THOUSANDS)
                          (EXPRESSED IN U.S. DOLLARS)

                                            YEARS ENDED DECEMBER 31,
                                     ------------------------------------------
                                      1996     1995     1994     1993    1992
                                     -------  -------  -------  ------  -------
CASH FLOWS FROM OPERATING
 ACTIVITIES
 Net loss..........................  $(2,451) $(2,420) $(1,452) $ (714) $(1,011)
 Adjustments to reconcile net loss
  to net cash provided by (used in)
  operating activities:
  Depreciation and amortization....       55       59       42      27        2
  Changes in assets and
   liabilities:
   Refundable income tax...........      --       --       130    (130)     --
   Other current assets and other
    assets.........................      (22)     (37)      72     (81)     (13)
   Accounts payable and other
    current liabilities............     (673)   1,223      (27)    459      172
   Advances from licensees.........   (1,186)     910      --       76      200
   Unearned revenue................     (599)  (1,687)      94   1,133    1,059
   Amount due licensor.............      555      --       --      --       --
                                     -------  -------  -------  ------  -------
    Net cash provided by (used in)
     operating activities..........   (4,321)  (1,952)  (1,141)    770      409
CASH FLOWS FROM INVESTING
 ACTIVITIES
 Purchases of property and
  equipment........................      (21)      (3)     (93)   (148)     (64)
CASH FLOWS FROM FINANCING
 ACTIVITIES
 Proceeds from issuance of
  convertible promissory notes.....      --       607      --      --       --
 Proceeds from issuance of
  promissory notes.................      --     1,200      --      --       --
 Proceeds from issuance of
  convertible debentures...........    1,375      --       --      --       --
 Proceeds from issuance of
  convertible preferred stock......      --       --       --      --       450
 Proceeds from issuance of common
  stock............................    8,767        7      --      --        29
 Repayment of note receivable from
  officer..........................      --       --        11     --       --
 Payments of principal on secured
  promissory note..................     (364)     --       --      --       --
                                     -------  -------  -------  ------  -------
    Net cash provided by financing
     activities....................    9,778    1,814       11     --       479
                                     -------  -------  -------  ------  -------
Net increase (decrease) in cash and
 cash equivalents..................    5,436     (141)  (1,223)    622      824
Cash and cash equivalents at
 beginning of year.................      188      329    1,552     930      105
                                     -------  -------  -------  ------  -------
Cash and cash equivalents at end of
 year..............................  $ 5,624  $   188  $   329  $1,552  $   929
                                     =======  =======  =======  ======  =======
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
 Cash paid for interest............  $    13  $     5  $     9  $    7  $   --
                                     =======  =======  =======  ======  =======
NONCASH FINANCING ACTIVITIES
 Issuance of common stock in
  exchange for note receivable.....  $   --   $   --   $   --   $  --   $    11
                                     =======  =======  =======  ======  =======
 Issuance of convertible debentures
  for promissory notes.............  $ 1,807  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======
 Issuance of convertible debentures
  for interest on promissory
  notes............................  $    98  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======
 Issuance of convertible debentures
  for amount due licensor..........  $   100  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======
 Issuance of common stock for
  convertible debentures...........  $ 3,380  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======
 Issuance of common stock for
  interest on convertible
  debentures.......................  $   123  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======
 Issuance of common stock for
  preferred stock..................  $   845  $   --   $   --   $  --   $   --
                                     =======  =======  =======  ======  =======

   The accompanying notes are an integral part of these financial statements.

                             SALIX HOLDINGS, LTD.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)

1. Organization and Basis of Presentation

    Salix Holdings, Ltd. (the "Company") was incorporated in the British Virgin Islands in December 1993 for the purpose of acquiring all of the outstanding capital stock of Salix Pharmaceuticals, Inc., a California corporation ("Salix"), and Glycyx Pharmaceuticals, Ltd., a Bermuda corporation ("Glycyx"). Salix was incorporated in California in 1989 and Glycyx was incorporated in Bermuda in 1992. Salix and Glycyx had identical shareholder ownership interests in the period from the inception of Glycyx through March 1994. The Company is developing new pharmaceuticals, primarily focused in the area of gastrointestinal disease.

    In March 1994, Salix Holdings, Ltd. entered into an agreement with the shareholders of Salix and Glycyx, whereby it issued shares in exchange for the shareholders' interests in Salix and Glycyx. As a result of the exchange, Salix and Glycyx became wholly owned subsidiaries of the Company. Each share of Salix common and preferred stock was exchanged on a one-for-one basis for a similar share of the Company's common and preferred stock, respectively. Each share of Glycyx common stock was exchanged on a one-for-one basis for a share of the Company's common stock plus $0.001 per share of Glycyx common stock exchanged. These transactions have been accounted for as a reorganization in a manner similar to a pooling of interests to reflect the continuity of the Company's shareholders' interests in Salix and Glycyx. Accordingly, the consolidated balance sheets include the assets and liabilities of the combined companies and the consolidated statements of operations, shareholders' equity (net capital deficiency) and cash flows include their operations for all of the years presented. The Company, as used herein, refers to Salix Holdings, Ltd. and its subsidiaries.

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. These statements are stated in United States dollars and are prepared under accounting principles generally accepted in the United States. All significant intercompany balances and transactions have been eliminated. In 1992 and 1993, Salix and Glycyx were presented as combined entities, which included the elimination of all intercompany transactions, due to common ownership.

    The Company has sustained continuing operating losses and expects such losses to continue until product approvals are obtained and product revenues reach a sufficient level to support ongoing operations. There can be no assurance that such product approvals and revenues will be obtained on a timely basis, if at all. The Company believes that its current cash reserves should be sufficient to satisfy the cash requirements of product development programs for at least the next year. The Company's actual cash requirements may vary materially from those now planned because of results of research and development activities, establishment of and changes in relationships with strategic partners, changes in focus and direction of the Company's research and development programs, the FDA regulatory process, and other factors. To the extent that the Company proceeds with the development and licensing of new products, the Company anticipates that it will need to raise additional funds in the form of debt or equity financing to fund its future operations. The Company may also enter into collaborative arrangements with corporate partners that could provide the Company with additional funding in the form of equity, debt, licensing, milestone and/or royalty payments. There can be no assurance that the Company will be able to enter into such arrangements or raise any additional funds on terms favorable to the Company, or at all. If adequate capital is unavailable, the Company may have to reduce substantially or eliminate expenditures for research and development of new products and indications.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


2. Summary of Significant Accounting Policies

    These statements have been prepared in accordance with accounting principles generally accepted in the United States. The application of these principles conforms in all material respects with financial statements prepared using accounting principles generally accepted in Canada.

  USES OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  FAIR VALUE OF CASH AND CASH EQUIVALENTS AND PROMISSORY NOTES

    For these short-term instruments, the carrying value approximates fair value at December 31, 1995 and 1996, respectively.

  REVENUE RECOGNITION

    The Company's collaborative research and licensing agreements with its license partners provide for payments in support of the Company's research activities and additional payments upon the attainment of specified milestones. Research reimbursements under these agreements are recorded when earned based on contract costs incurred to date compared with total estimated contract costs. License fees and milestone revenues are recognized according to contract terms, to the extent that no performance obligations remain and collection of the receivable amount is deemed probable. Amounts received in advance of the applicable research activities are deferred as unearned revenue. Amounts received which are subject to refundability until the point at which milestones are achieved are deferred as advances from licensees, until earned.

  RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred. Research and development expense included a payment to a licensor totaling $1,064,000 in 1992.

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities from date of purchase of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in several different instruments with various banks and brokerage houses. This diversification of risk is consistent with Company policy to maintain liquidity and ensure the safety of principal.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


2. Summary of Significant Accounting Policies, continued

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets, generally five years, using the straight-line method. Property and equipment consist of the following at December 31 (in thousands):

                                                                      1996 1995
                                                                      ---- ----
   Cost:
     Furniture and equipment......................................... $105 $101
     Computer equipment..............................................  122  105
     Laboratory equipment............................................  106  106
                                                                      ---- ----
                                                                       333  312
   Accumulated depreciation:
     Furniture and equipment.........................................   64   37
     Computer equipment..............................................   67   54
     Laboratory equipment............................................   57   42
                                                                      ---- ----
                                                                       188  133
                                                                      ---- ----
   Net property and equipment........................................ $145 $179
                                                                      ==== ====

  FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company is the United States dollar. The adjustment resulting from translating the financial statements of the Company and its foreign subsidiaries is reflected in operations. A foreign currency transaction gain of $78,717 was incurred in the year ended December 31, 1996. Foreign currency transaction losses of $7,066, $45,072, $36,166 and $76,554 were incurred in the years ended December 31, 1995, 1994, 1993 and 1992, respectively, and are included in the results of operations.

  RECLASSIFICATIONS

    Certain previously reported amounts have been reclassified to conform to the 1996 consolidated financial statement presentation.

  NET LOSS PER COMMON SHARE

    Net loss per common share is computed using the weighted-average number of common shares outstanding during each year. Common equivalent shares are excluded from the computation as their effect is antidilutive.

3. Initial Public Offering

    In May 1996, the Company completed its initial public offering, listed on The Toronto Stock Exchange, and issued 2,000,000 shares of its common stock at a price of Cdn. $7.00 (U.S. $5.25) per share. The Company received approximately $8.7 million in cash, net of underwriting discounts, commissions and other offering costs. Simultaneously with the closing of the initial public offering, each outstanding share of convertible preferred stock was automatically converted into one share of

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


3. Initial Public Offering, continued

  common stock, and $3.5 million principal and accrued interest of convertible debentures issued in January and February 1996 were converted into 1,167,625 "units" consisting of one common share and one-half of one common share purchase warrant (see Note 10).

4. Foreign Subsidiaries

    Glycyx, a wholly owned subsidiary incorporated in Bermuda, recognized net losses of $38,567, $1,617,050, $1,213,621, $1,169,777 and $750,296 in the
  years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively. Salix, a wholly owned subsidiary incorporated in the United States, recognized net losses (income) of $2,053,899, $498,752, $238,016,
  $(456,259) and $260,593 in the years ended December 31, 1996, 1995, 1994,
  1993 and 1992, respectively.

5. Technology Licensing

    In January 1991 and March 1992, the Company entered into license agreements with a company possessing certain patents relating to balsalazide, a therapeutic agent with potential use in the treatment of ulcerative colitis and other diseases. Under the agreements, the Company will pay the licensor, which is also a shareholder in the Company, a royalty based on a percentage of gross profit on the drug in one defined territory and a sales-based royalty in other territories. In addition, milestone payments from the Company to the licensor will be paid to the licensor based upon development efforts. In the January 1991 agreement, as amended, the Company obtained the exclusive right to develop and market balsalazide in the United States. In the March 1992 agreement, as amended, the Company licensed the exclusive right to develop, manufacture and market the same drug in the rest of the world excluding Japan, Taiwan and Korea. The first product under development pursuant to these licenses is Colazide, a form of balsalazide proposed for the treatment of ulcerative colitis. At December 31, 1995, a total of $100,000 was due to the licensor. Such amount was converted to convertible debentures issued in January 1996. At December 31, 1996, a total of $555,000 was due the licensor. Such amount was paid in February 1997.

6. License Revenue and Revenue from Collaborative Agreements

    In September 1992, the Company entered into research, development and distribution agreements whereby the Company granted its partner an exclusive right to promote, market, distribute and sell Colazide in certain territories outside of the United States. The research under this agreement took place through December 1993 and revenue from research funding was recognized as earned.

    In 1992, the Company received a portion of the license fees payable under the agreement, with the remaining payments due upon the receipt of approval to market the product by the relevant regulatory authorities in five principal territories. Under the distribution agreement, the partner will purchase product from the Company at an agreed upon price based on a percentage of the partner's selling price of the product. The licensee has the right to offset (Pounds)750,000 (approximately $1,284,000 at December 31, 1996 exchange rates) previously paid to the Company in the form of a 20% discount against the price of Colazide purchased by the licensee, if any.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


6. License Revenue and Revenue from Collaborative Agreements, continued

    In April 1993, Salix entered into a collaborative agreement with the above-mentioned partner covering pharmaceutical product development and marketing of Colazide in the United States. In consideration for the rights granted, the partner agreed to pay the Company a specified licensing fee and to fund development up to a specified amount. The Company recognized development revenue of $599,000, $1,687,000, $2,252,000, $962,000 and
  $1,212,190 in 1996, 1995, 1994, 1993 and 1992, respectively, under these agreements. License fee revenue of $1,000,00 and $1,712,000 was recognized in 1993 and 1992, respectively, as consideration for the exclusive right to promote, market, distribute and sell Colazide in the United States and other defined countries.

    In October 1992, the Company entered into a distribution agreement with a second licensee for Colazide in southern Europe. This agreement calls for payments to the Company in support of clinical trials and upon the achievement of certain milestones. Under this agreement, the partner will purchase product when approved from the Company at an agreed upon price. Revenues recognized under this arrangement were $78,000 in 1994 (none in 1992, 1993, 1995 or 1996). Additional monies received under this agreement were deferred as advances from licensees pending achievement of specified technological milestones. The amount deferred was $1,186,400 at December 31, 1995. Such milestones were achieved and accepted by the licensee in 1996 and revenue of $1,186,400 was recognized.

    In July 1993, the Company entered into a collaborative relationship with a company which owns the rights to balsalazide in Japan, Taiwan and Korea. In return for access to drug data the Company received milestone payments of $170,000, $296,000 and $452,000, which were recognized as revenue in 1995, 1994 and 1993, respectively.

7. Commitments

    The Company leases an office facility. Rent expense was approximately $112,000, $81,000, $85,000, $98,000 and $19,000 for the years ended
  December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

    In June 1996, the Company amended the lease related to its office facility to extend through July 2000. Future payments for operating leases at December 31, 1996 are as follows (in thousands):

                                                                       OPERATING
                                                                        LEASES
                                                                       ---------
   Years ending December 31,
     1997.............................................................   $140
     1998.............................................................    144
     1999.............................................................    159
     2000.............................................................     93
                                                                         ----
   Total minimum payments required....................................   $536
                                                                         ====

    In October 1996, the Company entered into a binding purchase order commitment for inventory purchases aggregating $674,000 to be delivered in 1997.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


8. Shareholders' Equity (Net Capital Deficiency)

  PREFERRED STOCK

    On May 15, 1996, the Company closed its initial public offering of its common stock. At that time, all issued and outstanding shares of the Company's Series A, B and C convertible preferred stock were converted into 466,445 shares of the Company's common stock. A total of 5,000,000 shares of preferred stock are authorized and issuable in series. No shares of preferred stock were issued as of December 31, 1996.

  STOCK OPTION PLANS

    The Company's 1994 Stock Plan (the "Plan") was adopted by the board of directors in March 1994 and approved by the shareholders in March 1995. The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the board of directors and approved by the Company's shareholders in February 1996. The options granted under the Plan and the 1996 Plan may be either incentive stock options or nonstatutory stock options. Options granted expire no later than ten years from the date of grant. For incentive stock options, the option price shall be at least 100% of the fair market value on the date of grant, and no less than 85% of the fair market value for nonqualified stock options. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair market value and shall not be exercisable more than five years after the date of grant. The options generally become exercisable in increments of 1/48th per month over a period of 48 months from the date of grant. Options may be granted with different vesting terms as determined by the board of directors.

    At December 31, 1996, the Company has reserved 1,076,862 shares of common stock for issuance to eligible participants under the two plans.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


8. Shareholders' Equity (Net Capital Deficiency), continued

    Aggregate option activity is as follows:

                                                          OUTSTANDING OPTIONS
                                                        ------------------------
                                              SHARES                WEIGHTED-
                                             AVAILABLE  NUMBER OF    AVERAGE
                                             FOR GRANT   SHARES   EXERCISE PRICE
                                             ---------  --------- --------------
     Shares authorized......................  400,000        --         --
     Options granted........................ (365,825)   365,825      $1.00
                                             --------    -------      -----
   Balance at December 31, 1994.............   34,175    365,825      $1.00
     Additional shares authorized...........  100,000        --         --
     Options granted........................  (60,000)    60,000      $1.00
                                             --------    -------      -----
   Balance at December 31, 1995.............   74,175    425,825      $1.00
     Additional shares authorized...........  650,000        --         --
     Options granted........................ (133,000)   133,000      $3.82
     Options exercised......................      --     (73,138)     $1.00
     Options canceled.......................    4,687     (4,687)     $1.00
                                             --------    -------      -----
   Balance at December 31, 1996.............  595,862    481,000      $1.78
                                             ========    =======      =====

    At December 31, 1995, options were exercisable to purchase 240,013 shares at a weighted-average exercise price of $1.00 per share. At December 31, 1996, options were exercisable to purchase 272,167 shares at a weighted-average exercise price of $1.21 per share.

    Exercise prices for options outstanding as of December 31, 1996 ranged from $1.00 to $5.25 per share. The weighted-average remaining contractual life of those options is 7.8 years.

                 OPTIONS OUTSTANDING                             EXERCISABLE OPTIONS
  ---------------------------------------------------------------------------------------
                                                WEIGHTED-
                               WEIGHTED-         AVERAGE                       WEIGHTED-
   EXERCISE                     AVERAGE         REMAINING                       AVERAGE
    PRICE                      EXERCISE        CONTRACTUAL                     EXERCISE
    RANGE        NUMBER          PRICE            LIFE           NUMBER          PRICE
  ---------------------------------------------------------------------------------------
                                         (IN YEARS)
    $1.00        348,000         $1.00             7.0           256,000         $1.00
    $3.67        120,000         $3.67            10.0             7,500         $3.67
    $5.25         13,000         $5.25             9.1             8,667         $5.25
              --------------------------------------------------------------------------
                 481,000         $1.78             7.8           272,167         $1.21
              ==========================================================================

    The weighted-average fair value of options granted in fiscal 1996 and 1995 was $2.01 and $0.29, respectively.

  STOCK-BASED COMPENSATION

    As permitted under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FASB 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

    Pro forma information regarding net loss and net loss per share is required by FASB 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


8. Shareholders' Equity (Net Capital Deficiency), continued

  to employees under the fair value method of FASB 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model (minimum value model for awards prior to the Company's initial public offering). The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                    OPTIONS
                                                   ----------
                                                   1996  1995
                                                   ----  ----
        Expected life (years).....................    5     5
        Expected volatility.......................  0.6   --
        Risk-free interest rate................... 6.13% 7.00%

    The effect of applying the FASB 123 Black-Scholes option valuation model (minimum value model for awards prior to the Company's initial public offering) to the Company's stock option grants did not result in pro forma net loss and loss per share amounts that are materially different from historical amounts reported. Therefore, such pro forma information is not separately presented herein. Because FASB 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1998. Future pro forma net income
  (loss) and earnings (loss) per share results may be materially different from actual amounts reported.

401(k) Plan
    In 1996, the Company adopted the Salix Pharmaceuticals, Inc. 401(k) Retirement Plan. Eligible participants may elect to defer a percentage of their compensation. The Company matches up to 25% of such participant deferrals, provided that such deferrals do not exceed 6% of the participant's compensation. The Company's total matching contribution for all participants in fiscal 1996 was $4,333. Additional discretionary employer contributions may be made on an annual basis.

9. Income Taxes

    As of December 31, 1996, the Company has a U.S. federal net operating loss carryforward of approximately $5,600,000 related to its U.S. subsidiary, Salix Pharmaceuticals, Inc. This will expire on various dates beginning in 2004 through 2011, if not utilized.

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)


9. Income Taxes, continued

    Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

                                                               1996     1995
                                                              -------  -------
   Deferred tax assets:
     Net operating loss carryforwards........................ $ 2,000  $   900
     Research credit carryforwards (expiring 2004 to 2010)...     100      150
     Capitalized research and development expenses...........     100      100
     Deferred revenue........................................     --       200
     Other...................................................     100      100
                                                              -------  -------
       Total deferred tax assets.............................   2,300    1,450
   Valuation allowance.......................................  (2,300)  (1,450)
                                                              -------  -------
       Net deferred taxes                                     $   --   $   --
                                                              =======  =======

    Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by $113,000 during the year ended December 31, 1995.

    Utilization of the federal net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

    The Company's Bermuda subsidiary, Glycyx, has a cumulative loss of approximately $2,200,000. Because Glycyx is domiciled in Bermuda where the effective tax rate is zero, the Company expects to receive no future tax benefit from these net operating losses.

10.Promissory Notes and Warrants

    In January and March 1995, the Company issued $607,000 of convertible promissory notes to certain investors. In connection with the issuance of the above convertible promissory notes, the Company issued to the note holders warrants to purchase up to 202,332 shares of common stock at a purchase price of $0.001 per share of common stock exercisable thereunder. These warrants are immediately exercisable at $3.00 per share and expire in 2000.

    In July and October 1995, the Company issued additional promissory notes in the amount of $1,200,000 together with warrants to purchase 399,999 shares of common stock. Each of the warrants allow for the purchase of one share of common stock at an exercise price of $3.00 per share, subject to adjustment in certain circumstances, and expire in 2003.

    On January 12, 1996 and February 2, 1996, the Company completed the private placement of an aggregate principal amount of $3,379,500 of 10% convertible secured debentures maturing on December 31, 1998 to certain new and existing investors. As part of the financing, holders of all of the outstanding $607,000 of convertible promissory notes and $1,200,000 promissory notes

                             SALIX HOLDINGS, LTD.

                               DECEMBER 31, 1996
                          (EXPRESSED IN U.S. DOLLARS)

10. Promissory Notes and Warrants, continued

  previously issued by the Company converted the principal and accrued interest on such notes into debentures. In addition, $100,000 owed by the Company to a licensor as of December 31, 1995 was converted into debentures as part of this financing.

    Upon the completion of the initial public offering, the debentures were converted at the option of the holder into units comprised of one share of common stock and one-half of one common stock purchase warrant, as referred to in Note 3. The conversion price for such units was Cdn. $4.00 (U.S. $3.00 at the May 15, 1996 exchange rate). The 583,851 common stock purchase warrants were immediately exercisable at Cdn. $7.00 (U.S. $5.25) per share and expired unexercised in January 1997. Also, in connection with the initial public offering, the Company issued to the underwriters common share purchase warrants, exercisable into 200,000 common shares at a price of Cdn $7.00 (U.S. $5.25). Such purchase warrants are exercisable through May 1997.

    At December 31, 1996, 1,386,182 shares of common stock are reserved for issuance upon the exercise of the aforementioned warrants.

  SECURED PROMISSORY NOTE

    In June 1995, the Company provided a vendor with a secured promissory note and related security agreement, wherein the Company agreed to pay (Pounds)234,036 ($363,458 at December 31, 1995 exchange rates) at specified times in payment of trade debts incurred for services provided. The collateral that was subject to the security interest created consisted of future milestone payments due the Company from one of its distribution partners. This secured promissory note was paid-in-full in September 1996.

11. Revenues From Significant Customers

    Revenues from three customers represented the following percentages of total revenues during fiscal 1996, 1995, 1994, 1993 and 1992:

   CUSTOMER         1996              1995              1994              1993              1992
              -----------------------------------------------------------------------------------
     A              32.8%             85.5%             79.7%             75.2%             41.5%
     B               -- %             10.1%             10.4%             10.1%              -- %
     C              65.2%              1.1%              -- %             14.7%             58.5%

    All revenue is associated with the development of a single product, Colazide.

                              SALIX HOLDINGS, LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                          (EXPRESSED IN U.S. DOLLARS)

                                                         JUNE 30,  DECEMBER 31,
                                                           1997        1996
                                                         --------  ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................. $  3,657    $ 5,624
  Other current assets..................................      398         79
                                                         --------    -------
    Total current assets................................    4,055      5,703
Property and equipment, net.............................      152        145
Other assets............................................       43         10
                                                         --------    -------
                                                         $  4,250    $ 5,858
                                                         ========    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................... $    954    $   667
  Other current liabilities.............................       65         43
  Amount due licensor...................................       50        555
                                                         --------    -------
    Total current liabilities...........................    1,069      1,265
Shareholders' equity:
  Preferred stock, issuable in series, no par value;
   5,000,000 shares authorized; none issued and
   outstanding..........................................       --         --
  Common stock, no par value; 20,000,000 shares autho-
   rized; 7,118,173 shares and 6,858,173 shares issued
   and outstanding at June 30, 1997 and December 31,
   1996, respectively...................................   14,257     13,194
  Accumulated deficit...................................  (11,076)    (8,601)
                                                         --------    -------
    Shareholders' equity................................    3,181      4,593
                                                         --------    -------
                                                         $  4,250    $ 5,858
                                                         ========    =======

      ON BEHALF OF THE BOARD:

    (Signed) LAWRANCE A. BROWN, JR.           (Signed) NICHOLAS M. EDIGER
                Director                                Director


   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                          (EXPRESSED IN U.S. DOLLARS)

                                                            SIX MONTHS ENDING
                                                                JUNE 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                               (UNAUDITED)
Revenue:
  Revenue from collaborative agreements and other.......... $     21  $    384
Expenses:
  License fees.............................................       50        50
  Research and development.................................    1,315     1,037
  General and administrative...............................    1,231       740
                                                            --------  --------
    Total expenses.........................................    2,596     1,827
                                                            --------  --------
Loss from operations.......................................   (2,575)   (1,443)
Interest income............................................      122        45
Interest expense and other.................................      (22)     (173)
                                                            --------  --------
    Net loss............................................... $ (2,475) $ (1,571)
                                                            ========  ========
Net loss per share......................................... $  (0.35) $  (0.41)
                                                            ========  ========
Shares used in computing net loss per share................    6,975     3,877
                                                            ========  ========


   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                          (EXPRESSED IN U.S. DOLLARS)

                                     COMMON STOCK
                                   ----------------- ACCUMULATED SHAREHOLDERS'
                                    SHARES   AMOUNTS   DEFICIT      EQUITY
                                   --------- ------- ----------- -------------
Balance at December 31, 1996...... 6,858,173 $13,194  $ (8,601)     $4,593
Issuance of common stock upon
 exercise of warrants
 (unaudited)......................   200,000   1,003       --        1,003
Issuance of common stock upon
 exercise of stock options
 (unaudited)......................    60,000      60       --           60
Net loss (unaudited)..............       --      --     (2,475)     (2,475)
                                   ========= =======  ========      ======
Balance at June 30, 1997
 (unaudited)...................... 7,118,173 $14,257  $(11,076)     $3,181
                                   ========= =======  ========      ======





   The accompanying notes are an integral part of these financial statements.

                              SALIX HOLDINGS, LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)
                          (EXPRESSED IN U.S. DOLLARS)

                                                            SIX MONTHS ENDING
                                                                JUNE 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss................................................. $ (2,475) $ (1,571)
  Adjustments to reconcile net loss to net cash used in
   operating activities:
    Depreciation and amortization..........................       32        27
  Changes in assets and liabilities:
    Other current assets and other assets..................     (352)      (29)
    Accounts payable and other current liabilities.........      309      (125)
    Unearned revenue.......................................      --       (374)
    Amount due licensor....................................     (505)      --
                                                            --------  --------
      Net cash used in operating activities................   (2,991)   (2,072)
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment......................      (39)       (6)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of stock (net of offering costs)..    1,063     8,697
  Proceeds from issuance of convertible secured
   debentures..............................................      --      1,375
                                                            --------  --------
      Net cash provided by financing activities............    1,063    10,072
                                                            --------  --------
Net increase (decrease) in cash and cash equivalents.......   (1,967)    7,994
Cash and cash equivalents at beginning of period...........    5,624       188
                                                            --------  --------
Cash and cash equivalents at end of period................. $  3,657  $  8,182
                                                            ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest................................... $    --   $     13
                                                            ========  ========
NONCASH FINANCING ACTIVITIES
  Issuance of convertible debentures for promissory notes.. $    --   $  1,807
                                                            ========  ========
  Issuance of convertible debentures for interest on
   promissory notes........................................ $    --   $     98
                                                            ========  ========
  Issuance of convertible debentures for amount due
   licensor................................................ $    --   $    100
                                                            ========  ========
  Issuance of common stock for convertible debentures...... $    --   $  3,380
                                                            ========  ========
  Issuance of common stock for interest on convertible
   debentures.............................................. $    --   $    123
                                                            ========  ========
  Issuance of common stock for preferred stock............. $    --   $    845
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                             SALIX HOLDINGS, LTD.

                                 JUNE 30, 1997
                                  (UNAUDITED)

1.  Organization and Basis of Presentation

    Salix Holdings, Ltd. (the "Company") was incorporated in the British Virgin Islands in December 1993 for the purpose of acquiring all of the outstanding capital stock of Salix Pharmaceuticals, Inc., a California corporation ("Salix"), and Glycyx Pharmaceuticals, Ltd., a Bermuda corporation ("Glycyx"). Salix was incorporated in California in 1989 and Glycyx was incorporated in Bermuda in 1992. The Company is developing new pharmaceuticals, primarily focused in the area of gastrointestinal disease.

    The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. These statements are stated in United States dollars.

    The accompanying unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring items) which, in the opinion of management, are necessary for a fair presentation of financial position, results of operations and cash flows. These financial statements should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements for the fiscal year ended December 31, 1996 included elsewhere in this Prospectus. The results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

    These statements have been prepared in accordance with accounting principles generally accepted in the United States. The application of these principles conforms in all material respects with financial statements prepared using accounting principles generally accepted in Canada.

2.  Net Loss Per Common Share

    Net loss per common share is computed using the weighted-average number of common shares outstanding during each year. Common equivalent shares are excluded from the computation as their effect is antidilutive.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" ("SFAS 128"). The Statement is effective for both interim and annual financial statements for periods ending after December 15, 1997. Under the Statement, primary earnings per share ("EPS") computed in accordance with Accounting Principle Board Opinion No. 25 will be replaced with a new simpler calculation called "basic EPS" and the Company will be required to restate EPS amounts for all prior periods. Under the new requirements, basic loss per share for the six months ended June 30, 1997 and 1996 would be unchanged from the reported loss per share amounts.

3.  License Revenue and Revenue from Collaborative Agreements

    In April 1993, Salix entered into a collaborative agreement with a partner covering pharmaceutical product development and marketing of Colazide in the United States. In consideration for the rights granted, the partner agreed to pay the Company a specified licensing fee and to fund development up to a specified amount. The Company recognized development revenue of $374,000 in the six-month period ending June 30, 1996, under this agreement.

                             SALIX HOLDINGS, LTD.

                                 JUNE 30, 1997
                                  (UNAUDITED)


4.  Commitments

    In October 1996, the Company entered into a binding purchase order commitment for inventory purchases aggregating $674,000 to be delivered in 1997. At June 30, 1997, inventory of approximately $249,000 had been received against this commitment.

5.  Shareholders' Equity

    In May 1996, the Company closed its initial public offering of its common stock. In connection with that offering, the Company issued to the underwriters common share purchase warrants, exercisable into 200,000 common shares at a price of Cdn $7.00. All such purchase warrants were exercised in 1997 raising proceeds to the Company of approximately Cdn $1,400,000 (U.S. $1,003,000).

    In addition, an option for 60,000 shares of common stock was exercised in February 1997.

6.  Revenues from Significant Customers

    One customer represented 97% of total revenues during the six-month period ended June 30, 1996.

7.  Subsequent Event

    On August 11, 1997, the Company's Board of Directors authorized management to commence a public offering of securities in Canada together with a concurrent offering in the United States.

                        [LOGO OF SALIX HOLDINGS, LTD.]